UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OCZ TECHNOLOGY GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-3651093
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

6373 San Ignacio Avenue	95119
San Jose, California	(Zip Code)
(Address of Principal Executive Offices)
Registrant’s telephone number, including area code: (408) 733-8400

Securities to be registered pursuant to Section 12(b) of the Act:
NONE
Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered

Common Stock, $0.0025 par value per share	OTC Bulletin Board (OTCBB)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Item 1. Business.
General
          OCZ Technology Group, Inc., a Delaware corporation (“OCZ”) was formed in 2002. OCZ has two subsidiaries, OCZ Canada, Inc., a Canadian corporation, and OCZ Technology Ireland Limited, an Irish corporation. Unless the context requires otherwise, references in this document to “us” or “we” are to OCZ on a consolidated basis.
          We are filing this Form 10 on a voluntary basis in order to become a Section 12(g) registered company under the Securities Exchange of 1934, as amended, or the “Exchange Act.”
Overview
          We are a leading provider of high performance Solid State Drives (“SSDs”) and Memory Modules for computing devices and systems. Founded in 2002, OCZ Technology Group, Inc. is incorporated in Delaware with headquarters in San Jose, California and offices in Canada, the Netherlands, and Taiwan. Our fiscal year ends on the last day of February.
          Historically, we had primarily sold high performance Memory Modules to individual computing enthusiasts through catalog and online retail channels. As such, we believe that we benefit from significant brand recognition and affinity amongst computing enthusiasts many of which are enterprise IT professionals. Today, as part of a diversification strategy which began in FY2009, our product mix is more heavily weighted toward the sale of SSDs and our target customers are increasingly enterprises and original equipment manufacturers (or “OEMs”).
          In addition to our SSD and Memory Module product lines, we design, develop, manufacture and distribute other high performance components for computing devices and systems, including thermal management solutions, AC/DC switching power supply units (“PSU’s”) and computer gaming solutions. We offer our customers flexibility and customization by providing a broad array of solutions which are interoperable and can be configured alone or in combination to make computers run faster, more reliably, efficiently and cost effectively. Through our diversified and global distribution channel, we offer more than 500 products to over 300 customers, including leading retailers, on-line retailers (or “etailers”), OEMs and computer distributors.
     Our ten largest customers measured by gross revenue for our fiscal year 2009 and the fiscal year 2010 (through November 2009) are listed as follows in alphabetical order:
     Amazon.com;
     ASK Corporation;
     Cyberslim International Ltd.;
     COS Memory AG;
     D&H Distribution Company;
     Maxcom Memory GmbH;
     Memoryworld GmbH & Co., KG;
     Micro Center Corporation;
     NewEgg.com, operated by ABS Computer Technologies, Inc.; and
     SYX Distribution, Inc.
     These ten customers represented approximately 49% our gross revenue for the period set forth above. Our largest customer is NewEgg.com, which represented approximately 18% of our revenue. No other customer was responsible for 10% or more of our gross revenue.

          We develop flexible and customizable component solutions quickly and efficiently to meet the ever changing market needs and provide superior customer service. We believe our high performance computer components offer the speed, density, size and reliability necessary to meet the special demands of:
     industrial equipment and computer systems;
     computer and computer gaming and enthusiasts;
     mission critical servers and high end workstations;
     personal computer or ‘PC’ upgrades to extend the useable life of existing PCs;
     high performance computing and scientific computing;
     video and music editing;
     home theatre PCs and digital home convergence products; and
     digital photography and digital image manipulation computers.
          We perform the majority of our research and development efforts in-house, which increases communication and collaboration between design teams, streamlines the development process and reduces time-to-market.
          We commenced operations in 2002 and shares of our common stock began trading on the AIM Market (“AIM”) of the London Stock Exchange plc in June 2006. On April 28, 2006, we amended our certificate of incorporation to, among other matters, effect a 3-for-1 forward stock split. In May 2007, we acquired PC Power and Cooling, Inc., a privately-held manufacturer of PSU’s that was based in San Diego, California. We now offer both PC Power and Cooling, Inc. and OCZ branded PSU’s. In October 2007, we acquired substantially all of the assets of Silicon Data Inc, doing business as Hypersonic PC Systems, a privately-held manufacturer of high performance gaming PCs and laptops aimed at the computer gaming community that was based in Great Neck, New York. In March 2009, we amended our certificate of incorporation primarily to increase the number of authorized shares and eliminate a number of provisions which required us to comply with various UK laws in the case of, among other things, takeovers and tender offers. On April 1, 2009, following appropriate stockholder approval, we voluntarily delisted our common stock from trading on AIM. Accordingly, as of the date of this Form 10, our common stock does not trade on any public securities exchange.
          Our fiscal years ended on December 31 from 2002 to 2006. Effective March 1, 2008, we changed our fiscal year end from December 31 to the last day of February resulting in a 14-month period from January 1, 2007 to February 29, 2008. However, for comparison purposes throughout this Form 10, the twelve month period which began March 1, 2007 and ended February 29, 2008 has been presented and is named “the fiscal year ended February 29, 2008.”
          Currently, our products were purchased by over 300 customers, most of which are distributors or etailers in more than 30 countries. For the six months ended August 31, 2009, our net sales were $73.6 million and our net income (loss) was $(6.1) million. For our fiscal years ended February 28, 2009 and February 29, 2008, our net sales were $156 million and $118.4 million, respectively, and our net income (loss) was $(11.724) million and $1.437 million, respectively.
          In September 2009, we sold all inventory, patents and goodwill related to our Neural Impulse Actuator product line to BCInet, Inc., a Delaware corporation, in exchange for notes with principal amounts in the aggregate of $895,415 and shares of BCInet, Inc.’s Series A Preferred Stock, representing a 27% equity stake in BCInet, Inc. Also in September 2009, we amended our certificate of incorporation to effect a 2.5-to-1 reverse stock split. All share amounts in this document have been adjusted for the effect of this reverse split.
Industry Overview
          Personal computers, or PCs, and other industrial and consumer electronics products and systems are increasingly complex and require additional functionality and processing power to allow more effective gaming, high performance computing, scientific computing, video and music editing, virtual home theatres, digital home convergence products, digital photography and digital image manipulation. As these products and systems increase in complexity, functionality and processing power, demand for high performance components and solutions increases.
Anatomy of the Computing Environment
          A PC is most often considered to be a desktop computer, a laptop computer, or a netbook solution. PCs are most often utilized by consumers for productivity and entertainment purposes. A typical PC contains the following key components:
1. Visual Display Unit (Monitor)
2. Motherboard
3. Central Processing Unit (CPU)
4. Memory
5. Graphics Processing Unit (Video Card)
6. Power Supply and Chassis
7. Optical Drive (DVD-ROM, DVD Writer, Blue-Ray)
8. Storage Drive (Traditional Hard Drive or Solid State Drive)
9. Keyboard
10. Mouse

          Corporations or “enterprises”, in addition to deploying PCs for individual employee use, perform a substantial amount of computing in “server rooms” housed in local offices or “data centers” where computing resources are consolidated on a regional or global basis. In both the server room and data center, the computing resources are comprised of high performance servers (which can be thought of as special purpose PCs often comprised of only a motherboard, power supply and memory), storage arrays (banks of independently housed storage drives with a power unit), and other network equipment (infrastructure that facilitates communication between network resources).
          PC’s are primarily built by OEMs (such as Dell, Lenovo, and HP), valued-added resellers (“VARs”) and technically advanced consumers who prefer to assemble customized systems rather than purchase pre-assembled computers. PC performance enhancements are often necessary in order to take advantage of the latest applications and increase the useable life of the PC. Historically, we have been supplying high-performance memory (#4 above) for VARs and after-market installation. Our product mix is now more heavily weighted toward providing SSDs (#8) and power supply units (#6) for use in PCs and laptops with an increasing emphasis for sales to OEM and enterprise customers.
Memory Market
          Memory is a critical component of electronic products and systems and is used in a wide variety of end markets, such as PCs and other industrial and consumer electronic markets and is a key component in a variety of applications. As these products and systems increase in complexity, functionality and processing power, they require increasing amounts and densities of memory. Key drivers of the demand for memory are both the increasing number and variety of electronic products and systems and the increasing amount of memory they require by such electronic products and systems. Demand for memory is also fueled by a shift toward higher data rates, new operating systems that require higher levels of memory, greater storage content in high-end computing, and higher IT hardware replacement cycle and general corporate IT spending.
          Memory semiconductors can be divided into two types, volatile and non-volatile memory. Volatile memory, consisting of Dynamic Random Access Memory, or DRAM, and Static Random Access Memory, or SRAM, maintains stored data only when connected to a power source. Non-volatile memory, consisting principally of flash memory (which are used to make SSDs), is able to maintain stored data even when the power source is removed.
Solid State Drives
          Solid state drives use flash memory chips, rather than the rotating platters used by hard disk drives (“HDDs”), to store data. Flash memory is a type of non-volatile memory, meaning that it can continue to store information even when the power is turned off. It also allows information to be erased and rewritten. SSDs based on flash memory have a number of unique advantages over conventional hard disk drive technology and represent the next step in the evolution of storage technology.
•	Faster start-up because, unlike HDDs, there is no spinning disk.

•	At least 10x faster than HDDs, allowing quicker access to the stored data, because no read/write head is required.

•	High mechanical reliability and durability due to lack of moving parts.

•	Far more resistant to the failure due to shock, high altitude, vibration, humidity, and extreme temperature.

•	Less failure while writing or erasing data, which translates into lower chance of irrecoverable data damage.

•	Require less power to operate and generate less heat than that of conventional hard disk drives, resulting in decreased power consumption specifically in data centers, which reduces operating costs significantly for data center operators. The reduced power consumption also makes SSDs ideal for use in laptop computers and appliances where battery life is a consideration.
Note the numerous mechanical parts included in the traditional hard disk drive shown above on the left picture. Solid state drives, pictured on the right, have no moving parts.
          According to IDC and Web-Feet Research, the SSD market grew from approximately $400 million in 2007 to $800 million in 2008, and is projected to grow to approximately $1 million in 2009 and between $4.9 billion and $11.7 billion in 2012. A significant portion of this growth will be driven by penetration of SSDs into the laptop and netbook markets.
We believe the advantages of SSD technology are particularly beneficial to at least five distinct market segments:
•	Enterprise storage and video-on-demand (VoD) applications

•	Military and industrial applications

•	Servers and workstations

•	Portable, ULPC and desktop PCs

•	Consumer related markets
According to IDC, these market segments are all expected to grow substantially in the near and medium term.
Enterprise SSDs
          The enterprise segment is comprised of high performance servers (a form of specialized computer) and storage arrays (banks of independently housed hard drives or SSDs) and network equipment. Performance is paramount to this segment of the market. Traditional enterprise storage solutions make use of HDDs, whose ability to input and output data is limited by the maximum of about 15,000 RPM with which the disk can rotate. To work around the speed limitations of HDDs, existing solutions employ complex strategies to speed up access to data on disk such as “striping” or “short-stroke”. Although such strategies increase the speed with which data can be read from and written to the disk they also reduce the usable capacity of each disk. Less capacity per disk creates a need for additional disks to achieve a desired total capacity. SSDs also have faster read and write speeds, at least 10x that of HDDs, according to LaptopAdvisor and Gartner, an independent analysis firm. Also, while HDD’s are highly economic on a cost per amount of storage basis at the time of purchase, the total cost of ownership of an enterprise storage solution is heavily influenced by the power consumption and heat generation. Without moving parts, SSDs require significant less power to operate compared to HDD’s. This means less heat generation, which in turn means lower power requirement for cooling at the system level. Reduced power consumption and cooling requirements for the datacenter translate into lower datacenter operating costs.
          We have focused on gaining market-share within the enterprise segment of the SSD market, which we believe will be the highest margin segment of the market. Our solutions are designed to address what we believe to be the key challenges enterprises currently face with regard to high performance storage solutions: performance, reliability, power consumption, and cooling requirements. At this time we believe OCZ, STEC, Toshiba and Fusion I/O are the only vendors currently shipping enterprise-ready SSD products.
DRAM
          DRAM is the most common type of memory semiconductor and, according to IC Insights, an independent market research firm, is projected to have a market size of $22.3 billion in 2009. iSuppli Corporation, also an independent market research firm, predicts that DRAM revenue will grow to $27.3 billion in 2010 and $30.4 billion in 2011, representing increases of 13% and 11.7%, respectively.
Flash and Solid State Drive Technology
          Flash memory is a type of non-volatile memory, meaning that it can continue to store information when the power to a particular device is turned off. It also allows information to be erased and rewritten. Flash is the largest segment of the non-volatile memory market according to Web-Feet Research, Inc., an independent research firm. Many consumers are familiar with a flash technology known as “NAND Flash,” which is typically used in USB “memory sticks,” digital cameras and mobile phones. Flash drives are increasing in density and capacity and are becoming alternatives to traditional hard disk drives in certain devices such as personal MP3 players. According to In-Stat, an independent market research firm, worldwide NAND flash revenues are expected to grow at a compound annual growth rate (“CAGR”) of 29.7% during 2007-2012 to reach $61 billion.
Memory Modules
          Memory modules are compact circuit board assemblies consisting of DRAM or other semiconductor memory devices and related circuitry. The use of memory modules enables systems to be easily configured with a variety of different levels of memory, thus increasing their flexibility to address multiple price points or applications with a single base system design. In addition, the use of memory modules provides a relatively easy path for upgradeability of PCs or workstation, a feature of system design that is increasingly required by end users. To achieve this flexibility and upgradeability, systems are designed to use memory modules as a “daughter card,” reducing the need to include memory devices on the motherboard. This design structure frees up space on the motherboard and enables a single motherboard to be a common central element for a variety of different systems, resulting in significant cost savings.
          The market for memory modules includes both standard and specialty modules. The high volume standard memory module market includes modules that can be sourced from many module suppliers, and are designed to be incorporated into a wide variety of equipment. These modules employ designs meeting widely used industry specifications and are available with a variety of options to address the needs of multiple users. Standard memory modules are typically used in desktop PCs and printers and are sold to OEMs and through computer resellers and directly to end users.

          Specialty memory modules include both custom and application specific modules. The varying requirements of different electronic systems and the increased number of memory device options have resulted in a market for specialized memory modules that are designed to enhance the performance of a particular system or a set of applications. These modules are based on DRAM technologies and may include additional control circuitry. Specialty memory modules are typically sourced from a limited number of suppliers. Application specific and custom memory modules are used in PCs, mobile computers and workstations for computer gaming, video editing, and generally any area where higher performance and/or reliability is a customer requirements.
Opportunity for Manufacturers of Memory Modules
          As the variety of memory devices available to address specific high-performance applications has expanded, the design and manufacture of memory modules have increasingly become areas of opportunity for independent memory module manufactures such as us.
          There are two main types of suppliers of memory modules: memory semiconductor manufacturers and independent “third party” memory module manufacturers. The world’s largest memory semiconductor manufacturers focus on industry standard memory modules for high volume applications such as desktop PCs. Some independent memory module manufacturers also focus on high volume industry standard applications; however, most independent memory module manufacturers, including us, focus on providing broad product portfolios that cover a variety of type, density, data rate, voltage, packaging and other increasingly complex features.
Power Supply Units
          Power supply units are the main source of conversion between main alternating current and the direct current used by computers and other electronic devices. As modern electronics, computers, servers and workstations become more complicated, the increased power handling and efficiency of AC/DC conversion become paramount. Key drivers in the power supply unit industry are the release of new PCs and industry standards, as well as growing regulatory requirements in the European Union, North America and Japan for increased power consumption. According to Databeans, an independent marketing research firm, the global market for power management products for 2009 is estimated at $15.4 billion, and is expected to grow at 10% for next year.
Thermal Management
          A computer system’s components produce large amounts of heat during operation, including integrated circuits such as central processing units (“CPU’s”), chipset and graphics cards, along with hard drives. This heat must be dissipated in order to keep these components within their safe operating temperatures. This is done mainly using heat sinks to increase the surface area which dissipates heat, and, separately, fans to speed up the exchange of air heated by the computer parts for cooler ambient air. According to BCC Research, an independent market research firm, the global market for thermal management technologies increased from approximately $6.8 billion in 2008 to approximately $11.1 billion by 2013, a compound annual growth rate of approximately 10.3%. Thermal management hardware accounts for more than 80% of the total thermal management market. The largest end-markets for thermal management technologies in 2007 were the computer industry (57% of total revenues) and telecommunications (16% of total revenue). By 2013, medical and office electronics are expected to increase to 12% of total revenue, tying the expected telecommunications market.
The OCZ Approach
          We design, develop, manufacture and distribute high performance components for computing devices and systems, including SSD’s, other flash memory storage, memory modules, thermal management solutions, PSU’s and computer gaming solutions. We believe our primary competitive advantages arise from how we use our internal research and development team to develop the intellectual property used in our component solutions. These have enabled us to incorporate advanced functionality and capabilities and to quickly and efficiently develop new component solutions that are optimized for our customers’ requirements.

Flexible and Customizable Component Solutions
          We provide flexible and customizable component solutions to address the specific application needs of our end users. Our design principles allow us to develop proprietary components to deliver a broad range of products with superior features. As of August 31, 2009 we offered over 500 SKU’s including SKU’s for memory, SSDs, laptop computers and power supplies.
Rapid Time to Market
          We strive to reduce the design and development time required to incorporate the latest technologies and to deliver the next generation of products and solutions. Our in-house design competencies and control of the design of many of the pieces used within our component solutions enable us to rapidly develop, build and test components.
Extensive Distribution Channels
          We have built a diverse and extensive distribution network reaching a wide range of customers in over 30 countries. This network includes traditional retailers and etailers, as well as OEMs, systems integrators and distributors.

Strategic Relationship
          We have engineering and marketing relationships (for example, being a nominated “solutions partner” or “certified supplier”) with certain motherboard manufacturers and integrated circuit manufacturers and chipset/platform providers such as ATI Technologies, Inc., Advanced Micro Devices, Inc., NVIDIA Corporation, DFI USA, MSI Computer Corporation and First International Computer, Inc. We believe that these relationships enable us to respond to changing consumer needs; to develop product ranges which are compatible with multiple platforms and to develop other products designed to obtain optimum performance from a specific platform.
Customer Service
          We seek to build brand loyalty by offering product warranties, comprehensive return and replacement policies and accessible technical support. Members of our customer service staff have technical expertise which we believe supports us in maintaining our reputation for technical expertise and attentive customer care.
Strategy
          Our goal is to be a worldwide leader in the design, manufacture and distribution of SSDs and other high performance computer components and solutions. The following are key elements of our strategy:
     increase our penetration of the consumer electronics and OEM markets by expanding our sales and marketing efforts;
     expand and broaden our product line by leveraging our technology and design expertise;
     build strong supplier relationships with our primary component vendors;
     identify new applications and customers for our technology;
     increase our manufacturing efficiencies;
     further penetrate international markets; and
     pursue acquisitions of complementary businesses and technologies.
Our Products and Services
          We provide our customers with a variety of advanced technological products, including:
Solid State Storage and Other Flash Memory Based Products
          We design and manufactures flash memory products in a broad variety of forms and capacities. Our wide range of flash storage products come in a variety of formats and interfaces. Our SSD products are predominantly used in computers, servers and industrial equipment that require increased speed, lower power consumption and or increased reliability. Our Solid State storage products are available with a variety of interfaces including PCie ,SATA, PATA , USB , IE 1394 , SAS and mini Pcie and in various form factors , including 3.5 inch, 2.5 inch as well as card based and external ( pen drive based formats). We also manufacture Secure Digital (“SD”) cards meant for use primarily in consumer applications, such as digital photography.

          The following table summarizes certain of our SSDs and other flash product offerings:

Product	Density	Features	Applications

MLC- Based Solid State Disk Drives	Up to 1TB	Low power consumption Read/write speeds up to 750Mbs	Mobile computing, PCs, RAID controllers

SLC-Based Solid State Disk Drives	Up to 64 GB	Low power consumption Read/write speeds up to 800Mbs	Enterprise, Servers, workstations, storage area networks, high performance computing

USB Key Drives	128MB -64GB	18MB per second read/write	Mobile computing, PCs

Normal and High Capacity SD and Micro SD Cards	128MB-16GB	Speeds up to 25Mbs	Notebooks, networking, communications
DRAM Modules
          We offer a comprehensive lineup of DRAM memory modules utilizing a wide range of DRAM technologies from legacy DDR SDRAM (double data rate synchronous dynamic random access memory) to leading-edge high performance DDR2 and DDR3 SDRAM devices, the evolutionary improvements over DDR SDRAM. These modules encompass a broad range of form factors and functions including dual in-line memory modules (DIMMs), small outline dual in-line memory modules (SO-DIMMs), and very low profile (VLP) DIMMs and mini-DIMMs for space-constrained blade server, or 1.75 inch thin computing server, and networking applications. These memory modules come in configurations of up to 244 pins, which is the number of pins that plug into a motherboard, and densities of up to 8GB. We also accommodate custom module designs based on specific OEM requirements. Our modules are tested at-speed on high-end proprietary functional testers utilizing comprehensive test suites, enabling these modules to meet the stringent requirements of our focus markets.
          The following table summarizes certain of our DRAM memory product offerings:

DDR 2 and DDR3	Density	Speed (MHz)	Applications

High Speed / Low Latency DIMMs	512MB-8GB	533-2133Mhz	Overclocking, gaming, home theater, 3d modeling and audio/video editing computers and workstations

High Speed / Low Latency SO-DIMMs	256MB-4GB	533-1600Mhz	High performance notebooks, sub-notebooks

Industry Standard Unbuffered DIMM	256MB-4GB	400-1600Mhz	PCs

Registered DIMMs	512MB-8GB	400/533/667	Servers, workstations, storage area networks, high performance computing

Industry Standard SO-DIMMs	256MB-4GB	533/667	Notebooks, sub-notebooks
Power Supply
          We manufacture power supplies that are designed to power computers and industrial devices while maintaining interoperability, adhering to industry standards and increasing output efficiency through design. Our power supplies are designed to operate at higher temperatures and under more demanding internal conditions with stricter load regulation than is required under normal circumstances.

          The following table contains some of our power supply product offerings:

Product	Density	Features	Applications

High Wattage Power Supplies	Up to 1200 watts	50 C operation , 80%+ efficiency and 1% load regulation, multiple formats	OEM applications servers, workstations, storage area networks, high performance computing

Low Noise Power Supplies	Up to 750 watts	Low audible noise	Overclocking, PCs and video/audio workstations

Modular PSUs	Up to 1000 watts	Removable reconfigurable cables	End-user upgrades, gaming computers and home theater PCs

High Efficiency PSUs	Up to 1000 watts	Green friendly with 85% plus efficiency	End-user upgrades, gaming computers and home theater PCs
Thermal Management and Computer Input Devices
          We design, manufacture, and sell various computer related thermal management and computer input device products that sell through substantially the same sales channel as other OCZ products. These products take advantage of OCZ developed technology and concepts in order to deliver products that our customer base requests or that we believe they will have interest in. Such products include high-performance CPU coolers and fans, water-cooling accessories, thermal conductivity compound, and gaming-focused input devices such as mice and keyboards.
          The following table contains certain of our thermal management and computer input devices product offerings:

Product	Features	Applications

PC Gaming Keyboards	Programmable macro keys, Teflon and rubberized key coatings	PC gaming

PC Gaming Mice	Probable macro buttons, Teflon coated feet, up to 3200 DPI sensitivity	PC gaming, 3d modeling workstations

CPU Coolers	Heat pipes and customer claming mechanisms	PCs, servers and workstations
Customers and Sales
     Our ten largest customers measured by gross revenue for our fiscal year 2009 and the fiscal year 2010 (through November 2009) are listed as follows in alphabetical order:
     Amazon.com;
     ASK Corporation;
     Cyberslim International Ltd.;
     COS Memory AG;
     D&H Distribution Company;
     Maxcom Memory GmbH;
     Memoryworld GmbH & Co., KG;
     Micro Center Corporation;
     NewEgg.com, operated by ABS Computer Technologies, Inc.; and
     SYX Distribution, Inc.
     These ten customers represented approximately 49% our gross revenue for the period set forth above. Our largest customer is NewEgg.com, which represented approximately 18% of our revenue. No other customer was responsible for 10% or more of our gross revenue.

          During the six months ended August 31, 2009, our products were purchased by over 300 customers in more than 30 countries. For the six months ended August 31, 2009, and in the fiscal years ended February 28, 2009 and February 29, 2008, NewEgg.com accounted for 17%, 19% and 12% of our net sales, respectively. Although we have been negotiating with Newegg for a supply agreement, we have not had any supply or similar agreement with Newegg. The sale transactions between us and Newegg have been taken pursuant to purchase orders entered into from time to time between the parties. Our business is seasonal, with the majority of our sales occurring between September and January.
Suppliers
          We do not have any long term supplier contracts or obligations to purchase raw materials.
Manufacturing
          We believe that one of the keys to our product development and manufacturing is our speed testing and sorting of components, which enables us to grade components and select the highest speed memory, and allows us to sell such memory at premium prices. Our products are built to our requirements and specifications in our own facilities as well as at several contract-manufacturing facilities in the United States and Taiwan. Products are tested when they reach the point of final assembly at our premises to maintain quality control. Certain items are purchased from several manufacturers with final assembly, testing and packaging completed in our in-house manufacturing facilities.
          In September 2007, we established our own testing and manufacturing facilities in Taiwan, followed by the addition, in August 2008, of our own surface mount assembly equipment. The establishment of our manufacturing facilities has helped improve and expand our ability to manufacture certain key components and products, such as memory modules, in-house.
Research and Development
          We believe that the timely development of new products is essential to maintaining our competitive position. Our research and development activities are focused primarily on new high-speed SSD’s memory modules, flash technology, power supplies and ongoing improvement in manufacturing processes and technologies and continual improvement in test routines and software. We plan to continue to devote research and development efforts to the design of new products which address the requirements of our end users.

          Our engineering staff continually explores practical applications of new technologies, works closely with our customers and provides services throughout the product life cycle, including architecture definition, component selection, schematic design, layout, manufacturing and test engineering. We design our products to be compatible with existing industry standards and, where appropriate, develop and promote new standards. An important aspect of our research and development effort is to understand the challenges presented by our customers’ requirements and satisfy them by utilizing our industry knowledge, proprietary technologies and technical expertise.
          Our research and development expenses totaled $2.9 million for the six months ended August 31, 2009. Our research and development expenses totaled $2.575 million and $1.57 million in the fiscal years ended February 28, 2009 and February 29, 2008, respectively.
Intellectual Property
          We attempt to protect our intellectual property rights through a variety of measures, including non-disclosure agreements, trade secrets and to a lesser extent, patents and trademarks. We have three issued patents in the United States that will expire between 2024 and 2025, and fifteen patent applications pending in the United States. We expect to file new patent applications where appropriate to protect our proprietary technologies; however, we believe that our continued success depends primarily on factors such as the know-how, technological skills and innovation of our personnel rather than on patent protection.
Competition
          The market for our products is highly competitive, rapidly evolving and subject to new technological developments, changing customer needs and new product introductions. We compete primarily with large vendors of computer components, and to a lesser extent, large vendors of PCs. In addition, we also compete with a number of smaller vendors who specialize in the sale of high performance products and computer systems and components. We believe our principal competitors include:
specialized solid state storage makers such as STEC, Inc, Fusion I/O and Mtron Storage Technology Co., Ltd.;
global technology vendors such as Intel Corporation and Samsung Electronics Co., Ltd.;
specialized memory module and flash product vendors such as Kingston Technology Corporation, SanDisk Corporation, Crucial Technology, the consumer brand of Micron Technology, Inc., and Corsair Memory, Inc.;
specialized power supply chassis and cooling manufacturers such as Antec, Inc., Thermaltake Technology Inc. USA and Enermax Technology Corporation; and
computer peripheral manufacturers such as Logitech International S.A. and Saitek, acquired by Mad Catz Interactive, Inc.
We believe that the principal competitive factors in our market include the following:
first to market with new emerging technologies;
flexible and customizable products to fit customers’ objectives;
high product performance reliability;
early identification of emerging opportunities;
cost-effectiveness;
interoperability of products;
scalability; and
localized and responsive customer support on a worldwide basis.

          We believe that we compete favorably with respect to most of these factors. However, most of our competitors have longer operating histories, significantly greater resources and greater name recognition. They may be able to devote greater resources to the development, promotion and sale of their products than we can, which could allow them to respond more quickly to new technologies and changes in customer needs.
Backlog
          Sales of our products are generally made pursuant to purchase orders. We include in backlog only those customer orders for which we have accepted purchase orders and to which we expect to ship within 45 days. Since orders constituting our current backlog are subject to changes in delivery schedules or cancellation with only limited or no penalties, we believe that the amount of our backlog is not necessarily an accurate indication of our future net sales.
Employees
          As of August 31, 2009, we employed approximately 301 full-time employees, of which 205 were in general and administration (including operations, finance, administration, information technology, testing, quality assurance, procurement and materials work), 47 were in research and development, 49 were in sales and marketing. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. Our employees are located in San Jose and Carlsbad, California; Ontario, Canada; the Netherlands and Taiwan. Further information regarding the facilities at which our employees work is contained in Item 3 of this Form 10.
Environmental Matters
           Our business involves purchasing finished goods as components from different vendors and then assembly of these components into finished products at our facilities. Accordingly, we are not involved in the actual manufacturing of components, which can often involve significant environmental regulations with respect to the materials used, as well as work place safety requirements. Our operations and properties, however, do remain subject in particular to domestic and foreign laws and regulations governing the storage, disposal and recycling of computer products. For example, our products may be subject to the European Union’s Directive 2002/96/EC Waste Electrical and Electronic Equipment and Directive 2002/95/EC on Restriction on the Certain Hazardous Substances in Electrical and Electronic Equipment. To date, we have not been the subject of any material investigation or enforcement action by either U.S. or foreign environmental regulatory authorities. Further, because we do not engage in primary manufacturing processes like those performed by our suppliers who are industrial manufacturers, we believe that costs related to our compliance with environmental laws should not materially adversely effect us.
Legal Proceedings
          We are from time to time involved in legal matters that arise in the normal course of business. Except for the matters described in Item 8 below, we do not believe that the ultimate resolution of any current matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition and results of operations.

Forward Looking Statements
          This Form 10 includes forward-looking statements, including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
          These factors include, among others, the following:
     our ability to implement our business strategy;
     our ability to obtain additional financing and continue to fund current pipeline sales;
     our limited operating history;
     unknown liabilities associated with past and future acquisitions;
     ability to manage growth; significant competition;
     ability to attract and retain talented employees;
     future government regulations;
     and other factors described in this Form 10 or in our other filings with the Securities and Exchange Commission.
          We are under no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Item 1A. Risk Factors.
RISK FACTORS
           An investment in our common stock involves a high degree of risk. You should carefully consider the risks described in this Form 10 before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks or uncertainties. You should also refer to the other information contained in this Form 10, including our consolidated financial statements and the related notes.
Risks Related to Our Business
We are subject to the cyclical nature of the markets in which we compete and a continued downturn could adversely affect our business.
          The markets in which we compete, including the SSDs, flash, memory, thermal management, power supply, and computer gaming station markets, are highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. These markets have experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both manufacturers’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.
          Our historical operating results have been subject to substantial fluctuations, and we may experience substantial period-to-period fluctuations in future operating results. A downturn in these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations. Moreover, changes in end-user demand for the products sold by any individual customer can have a rapid and disproportionate effect on demand for our products from that customer in any given period, particularly if the customer has accumulated excess inventories of products purchased from us. There can be no assurance that our net sales and results of operations will not be materially and adversely affected in the future due to changes in demand from individual customers or cyclical changes in the industries utilizing our products.
We have experienced quarterly and annual losses in the past and may experience losses in the future.
          We have experienced losses on a quarterly and annual basis in the past. We have expended, and will continue to expend, substantial funds to pursue engineering, research and development projects, enhance sales and marketing efforts and otherwise operate our business. There can be no assurance that we will be profitable on a quarterly or annual basis in the future.
Declines in our average selling prices may result in declines in our net sales and gross profit.
          Our average selling prices may decline due to several factors. Over the last few years, overcapacity in the DRAM memory component market resulted in significant declines in component prices, which negatively impacted our average selling prices and net sales. During periods of overcapacity, our net sales may decline if we do not increase unit sales of existing products or fail to introduce and sell new products in quantities sufficient to offset declines in selling prices. Our efforts to increase unit sales, reduce costs and develop new products to offset the impact of further declines in average selling prices may not be successful. Declines in DRAM and NAND flash prices could also (as they have in the past) affect our gross profit and the valuation of our inventory, which could harm our financial results.
          Declines in average selling prices would enable OEMs to pre-install higher capacity based memory into new systems at existing price points, and thereby reduce the demand for future memory upgrades. Further, our net sales and gross profit may be negatively affected by shifts in our product mix during periods of declining average selling prices.
          In addition, the continued transition to smaller design geometries and the use of 300 millimeter wafers by existing memory manufacturers could lead to a significant increase in the worldwide supply of DRAM and flash components. Increases in the worldwide supply of memory components could also result from manufacturing capacity expansions. If not offset by increases in demand, these increases would likely lead to further declines in the average selling prices of our products and have a material adverse effect on our business, financial condition and results of operations. Furthermore, even if supply remains constant, if demand were to decrease, it would harm our average selling prices.
Sales to a limited number of customers represent a significant portion of our net sales, and the loss of any key customer would materially harm our business.
          Our dependence on a limited number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our net sales and adversely affect our results of operations. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. However, there can be no assurance that any of these customers or any of our other customers will continue to utilize our products at current levels, if at all. We have no firm, long-term volume commitments from any of our major customers and we generally enter into individual purchase orders with our customers, in certain cases under master agreements that govern the terms and conditions of the relationship. We have experienced cancellations of orders and fluctuations in order levels from period to period and expect that we will continue to experience such cancellations and fluctuations in the future. Customer purchase orders may be cancelled and order volume levels can be changed, cancelled or delayed with limited or no penalties. The replacement of cancelled, delayed or reduced purchase orders with new orders cannot be assured.
          For our fiscal years ended February 29, 2008 and February 28, 2009 and the six months ended August 31, 2009, our ten largest customers accounted for 47%, 49% and 48% of net sales, respectively. For our fiscal years ended February 29, 2008 and February 28, 2009 and the six months ended August 31, 2009, NewEgg accounted for 12%, 19% and 17% of our net sales, respectively. During these periods, no other customers accounted for more than 10% of our net sales.

Our customers are primarily in the computing markets, and fluctuations in demand in these markets may adversely affect sales of our products.
          Sales of our products are dependent upon demand in the computing markets. We may experience substantial period-to-period fluctuations in future operating results due to factors affecting the computing markets. From time to time, these markets have experienced downturns, often in connection with, or in anticipation of, declines in general economic conditions. A decline or significant shortfall in demand in any one of these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations.
Customer demand is difficult to accurately forecast and, as a result, we may be unable to optimally match production to customer demand.
          We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer’s future requirements. The short-term nature of commitments by many of our customers and the possibility of unexpected changes in demand for their products reduces our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can challenge our resources and can reduce margins. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the markets in which our customers compete can, and have, caused our customers to significantly reduce the amount of products ordered from us or to cancel existing orders leading to lower-utilization of our facilities. Because many of our costs and operating expenses are relatively fixed, reduction in customer demand would have an adverse effect on our gross margins, operating income and cash flow.
          During an industry downturn, there is also a higher risk that our trade receivables would be uncollectible, which would be materially adverse to our cash flow and business.
Order cancellations or reductions, product returns and product obsolescence could result in substantial inventory write-downs.
          To the extent we manufacture products in anticipation of future demand that does not materialize, or in the event a customer cancels or reduces outstanding orders, we could experience an unanticipated increase in our inventory. Slowing demand for our products may lead to product returns which would also increase our inventory. In the past, we have had to write-down inventory due to obsolescence, excess quantities and declines in market value below our costs.
We may be less competitive if we fail to develop new or enhanced products and introduce them in a timely manner.
          The markets in which we compete are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to successfully compete in these markets and to continue to grow our business depends in significant part upon our ability to develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to anticipate and respond to changing customer requirements.
          The markets for our products are characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could significantly reduce our net sales for a substantial period, which would have a material adverse effect on our business, financial condition and results of operations.
          We have experienced, and may in the future experience, delays in the development and introduction of new products. These delays could provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Defects or errors found in our products after commencement of commercial shipment could result in delays in market acceptance of these products. Lack of market acceptance for our new products will jeopardize our ability to recoup research and development expenditures, hurt our reputation and harm our business, financial condition and results of operations. Accordingly, there can be no assurance that our future product development efforts will result in future profitability or market acceptance.

Our dependence on a small number of suppliers for components, including integrated circuit devices, and inability to obtain a sufficient supply of these components on a timely basis could harm our ability to fulfill orders and therefore materially harm our business.
          Typically, integrated circuit, or IC, devices represent 60-80% of the component costs of our products. We are dependent on a small number of suppliers that supply key components used in the manufacture of our products. Since we have no long-term supply contracts, there is no assurance that our suppliers will agree to supply the quantities of components we may need to meet our production goals. Samsung, Toshiba and Intel currently supply substantially all of the IC devices used in our Flash memory products. Micron, Elpida, PSC (Powerchip) currently supply substantially all of the DRAM IC devices used in our DRAM products.
          Moreover, from time to time, our industry experiences shortages in IC devices and foundry services which have resulted in foundries their customers, ourselves included, on component allocation. While to date this has not disrupted our business in a material way, in the future if such shortages occur, we may not be able to obtain the materials that we need to fill orders in a timely manner or at competitive prices. As a result, our reputation could be harmed, we may lose business from our customers, our revenues may decline, and we may lose market share to our competitors.
The markets in which we compete are constantly evolving and competitive, and we may not have rights to manufacture and sell certain types of products utilizing emerging formats, or we may be required to pay a royalty to sell products utilizing these formats.
          The markets in which we compete are constantly undergoing rapid technological change and evolving industry standards. For example, many consumer devices, such as digital cameras, PDAs and smartphones, are transitioning to emerging flash memory formats, such as the Memory Stick and xD Picture Card formats, which we do not currently manufacture and do not have rights to manufacture, and which could result in a decline in demand, on a relative basis, for other products that we manufacture such as CompactFlash and secured digital USB drives. If we decide to manufacture products utilizing emerging formats such as those mentioned, we will be required to secure licenses to give us the right to manufacture such products which may not be available at reasonable rates or at all. If we are not able to supply formats at competitive prices or if we were to have product shortages, our net sales could be adversely impacted and our customers would likely cancel orders or seek other suppliers to replace us.
Our growth strategy includes expanding our presence in the solid state drive, high performance memory and computer components markets all of which are highly competitive.
          Solid state drive, high performance memory and computer components markets are highly competitive. Certain of our competitors are more diversified than us and may be able to sustain lower operating margins in their solid state drive, high performance memory and computer components business based on the profitability of their other businesses. We expect competition in these markets to increase as existing manufacturers introduce new products and process technologies, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price products to increase market share. We only have limited experience competing in these markets. Our growth strategy includes expanding our presence in these markets, and there can be no assurance that we will be successful in doing so.
Industry consolidation could adversely affect our business by reducing the number of our potential significant customers and increasing our reliance on our existing key customers.
          Many significant participants in our customers’ industries are merging and consolidating as a result of competitive pressures, and we expect this trend to continue. Consolidation will likely decrease the number of potential significant customers for our products and services. Fewer significant customers will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins. Consolidation in some of our customers’ industries may result in increased customer concentration and the potential loss of customers. The loss of, or a reduced role with, key customers due to industry consolidation could negatively impact our business.

We may make acquisitions which involve numerous risks. If we are not successful in integrating the technologies, operations and personnel of acquired businesses or fail to realize the anticipated benefits of an acquisition, our operations may be adversely affected.
          As part of our business and growth strategy, we expect to acquire or make significant investments in businesses, products or technologies that allow us to complement our existing product offering, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. For example in 2007, we acquired PC Power and Cooling, Inc., a producer of PC thermal management products, and substantially all the assets of Silicon Data Inc., doing business as Hypersonic PC Systems, a manufacturer of boutique high performance gaming PCs and laptops. Any such future acquisitions or investments would expose us to the risks commonly encountered in acquisitions of businesses. Such risks include, among others:
problems integrating the purchased operations, technologies or products;
costs associated with the acquisition;
negative effects on profitability resulting from the acquisition;
adverse effects on existing business relationships with suppliers and customers;
risks associated with entering markets in which we have no or limited prior experience;
loss of key employees of the acquired business; and
litigation arising from the acquired company’s operations before the acquisition.
          Our inability to overcome problems encountered in connection with any acquisition could divert the attention of management, utilize scarce corporate resources and otherwise harm our business. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms or realize the anticipated benefits of any acquisitions we do undertake.
We may not be able to maintain or improve our competitive position because of the intense competition in the markets we serve.
          We conduct business in markets characterized by intense competition, rapid technological change, constant price pressures and evolving industry standards. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular industry standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price.
          We compete against global technology vendors such as Intel Corporation and Samsung Electronics Co., Ltd. Our primary competitors in the specialized memory module and flash products industry include Kingston Technology, SanDisk, Crucial Memory and Corsair. Our primary competitors in the solid state storage maker industry include STEC, Fusion I/O and Mtron. Our primary competitors in the specialized power supply chassis and cooling manufacturing industry include Antec, Inc., Thermaltake Technology Inc. USA and Enermax Technology Corporation. Finally, our primary competitors in the computer peripheral manufacturing industry include Logitech International S.A. and Saitek, acquired by Mad Catz Interactive, Inc.
          We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets with similar or alternative products, which may be less costly or provide additional features. In the PC market in Asia, we expect to face increasing competition from local competitors such as A-DATA Technology Co., Ltd. and GSkill International Enterprise. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. In addition, some of our significant suppliers, including Samsung Electronics Co., Ltd, Infineon Technologies AG and Micron Technology, Inc., are also our competitors, many of whom have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. Competition may also arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.
          We expect that our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our technology or products obsolete or uncompetitive.
The future growth of our OEM-focused products is dependent on achieving design wins into commercially successful OEM systems and the failure to achieve design wins or of OEM customers to incorporate our products in their systems could adversely affect our operating results and prospects.
          Our OEM-focused products are generally incorporated into our OEM customers’ systems at the design stage. As a result, we rely on OEMs to select our products to be designed into their systems, which we refer to as a design win. We often incur significant expenditures in the development of a new product without any assurance that an OEM will select our product for design into its system. Additionally, in some instances, we may be dependent on third parties to obtain or provide information that we need to achieve a design win. Some of these third parties may not supply this information to us on a timely basis, if at all. Furthermore, even if an OEM designs one of our products into its system, we cannot be assured that its product will be commercially successful or that we will receive any net sales as a result of that design win. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using our products if their own systems are not commercially successful, if they decide to pursue other systems strategies, or for any other reason. If we are unable to achieve design wins or if our OEM customers’ systems incorporating our products are not commercially successful, our net sales would suffer.
Our future success is dependent on our ability to retain key personnel, including our executive officers, and attract qualified personnel. If we lose the services of these individuals or are unable to attract new talent, our business will be adversely affected.
          Our future operating results depend in significant part upon the continued contributions of our key technical and senior management personnel, many of whom would be difficult to replace. We are particularly dependent on the continued service of Ryan Petersen, our chief executive officer, Kerry T. Smith, our chief financial officer, and Alex Mei, our chief marketing officer. Our future operating results also depend in significant part upon our ability to attract, train and retain qualified management, manufacturing and quality assurance, engineering, marketing, sales and support personnel. We are continually recruiting such personnel. However, competition for such personnel is intense, and there can be no assurance that we will be successful in attracting, training or retaining such personnel now or in the future. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for us to hire such persons over time. The loss of any key employee, the failure of any key employee to perform in his or her current position, our inability to attract, train and retain skilled employees as needed or the inability of our officers and key employees to expand, train and manage our employee base could materially and adversely affect our business, financial condition and results of operations.
We rely on third-party sales representatives to assist in selling our products, and the failure of these representatives to perform as expected could reduce our future sales.
          We sell our products to some of our customers through third-party sales representatives. Our relationships with some of our third-party sales representatives have been established recently, and we are unable to predict the extent to which our third-party sales representatives will be successful in marketing and selling our products. Moreover, many of our third-party sales representatives also market and sell competing products. Our third-party sales representatives may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional third-party sales representatives that will be able to market and support our products effectively, especially in markets in which we have not previously sold our products. If we cannot retain our current third-party sales representatives or recruit additional or replacement third-party sales representatives, our net sales and operating results could be harmed.

We have and will continue to incur increased costs as a result of becoming a public reporting company.
          We have incurred, and will continue to face, increased legal, accounting, administrative and other costs as a result of becoming a reporting company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission (the “SEC”), and the Public Company Accounting Oversight Board, have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. We have also incurred substantially higher costs to obtain directors’ and officers’ insurance. In addition, as we gain experience with the costs associated with being a reporting company, we may identify and incur additional overhead costs.
If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our common stock.
          Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. Beginning with our fiscal year ending February 28, 2010, we will be required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including collusion, management override, and failure of human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our share price.
Our indemnification obligations to our customers and suppliers for product defects could require us to pay substantial damages.
          A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from product warranty claims or claims for injury or damage resulting from defects in our products. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could substantially harm our business, financial condition and results of operations.
Our operations in the United States and foreign countries are subject to political and economic risks, which could have a material adverse effect on our business and operating results.
          Our financial success may be sensitive to adverse changes in general political and economic conditions in the United States such as changes in regulatory requirements, taxes, recession, inflation, unemployment and interest rates. Such changing conditions could reduce demand in the marketplace for our products or increase the costs involved for us to manufacture our products.
          Sales outside of the United States accounted for approximately 61% of net sales for the six months ended August 31, 2009. Sales outside of the United States accounted for approximately 63% and 61% of net sales in fiscal years ended February 29, 2008 and February 28, 2009, respectively. We anticipate that international sales will continue to constitute a meaningful percentage of our total net sales in future periods. In addition, a significant portion of our design and manufacturing is performed at our facilities in Taiwan. As a result, our operations may be subject to certain risks, including changes in regulatory requirements, tariffs and other barriers, increased price pressure, timing and availability of export licenses, difficulties in accounts receivable collections, difficulties in protecting our intellectual property, natural disasters, difficulties in staffing and managing foreign operations, difficulties in managing distributors, difficulties in obtaining governmental approvals for products that may require certification, restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties, potentially adverse tax consequences and uncertainties relative to regional, political and economic circumstances.
          We are also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Some of our customers’ purchase orders and agreements are governed by foreign laws, which often differ significantly from United States laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded. These factors may have a material adverse effect on our business, financial condition and results of operations.
Our inability to effectively manage our operations in foreign countries could harm our operating results.
          A significant portion of our design and manufacturing operations are carried out outside of the United States at our foreign facilities. Further, international sales have accounted for a significant portion of our overall sales. In some of the countries in which we operate or sell our products, it is difficult to recruit, employ and retain qualified personnel to manage and oversee our local operations, sales and other activities. Further, given our executive officers’ existing managerial burdens, their lack of physical proximity to the activities being managed and the inherent limitations of cross-border information flow, our executive officers who reside in the United States may be unable to effectively oversee the day-to-day management of our foreign subsidiaries and operations. The inability of or failure by our domestic and international management to effectively and efficiently manage our overseas operations could have a negative impact on our business and adversely affect our operating results.
Worldwide economic and political conditions may adversely affect demand for our products.
          The current economic slowdown in the United States and worldwide has adversely affected and may continue to adversely affect demand for our products. Another decline in the worldwide computing markets or a future decline in economic conditions or consumer confidence in any significant geographic area would likely decrease the overall demand for our products, which could have a material adverse effect on us. For example, a decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.
          The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products. In addition, terrorist attacks may negatively affect our operations directly or indirectly and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, ultimately affecting our sales.
          Also as a result of terrorism, the United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales, our supply chain and our ability to deliver products to our customers. Political and economic instability in some regions of the world could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us.
          More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility to the United States economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.
Unfavorable currency exchange rate fluctuations could result in our products becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which could adversely affect our profitability.

          Our international sales and our operations in foreign countries make us subject to risks associated with fluctuating currency values and exchange rates. Because sales of our products have been denominated to date primarily in U.S. dollars, increases in the value of the U.S. dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international sales or operations may contribute to fluctuations in our results of operations. In addition, as a result of our foreign sales and operations, we have revenues, costs, assets and liabilities that are denominated in foreign currencies. Therefore, decreases in the value of the U.S. dollar could result in significant increases in our manufacturing costs that could have a material adverse effect on our business and results of operations.
Our worldwide operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our business and increase our costs and expenses.
          Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters in San Jose, California and our manufacturing facilities in Taiwan are located near major earthquake fault lines. Taiwan is also subject to typhoons during certain times of the year. In the event of a major earthquake, typhoon or hurricane, or other natural or manmade disaster, we could experience business interruptions, destruction of facilities and/or loss of life, any of which could materially adversely affect our business and increase our costs and expenses.
Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our intellectual property, as well as our ability to operate without infringing the intellectual property of others.
          We attempt to protect our intellectual property rights through trade secret laws, non-disclosure agreements, confidentiality procedures and employee disclosure and invention assignment agreements. To a lesser extent, we also protect our intellectual property through patents, trademarks and copyrights. It is possible that our efforts to protect our intellectual property rights may not:
prevent our competitors from independently developing similar products, duplicating our products or designing around the patents owned by us;
prevent third-party patents from having an adverse effect on our ability to do business;
provide adequate protection for our intellectual property rights;
prevent disputes with third parties regarding ownership of our intellectual property rights;
prevent disclosure of our trade secrets and know-how to third parties or into the public domain;
prevent the challenge, invalidation or circumvention of our existing patents;
result in patents that lead to commercially viable products or provide competitive advantages for our products; and
result in issued patents and registered trademarks from any of our pending applications.
          If any of our issued patents are found to be invalid or if any of our patent applications are rejected, our ability to exclude competitors from making, using or selling the same or similar products as us could be compromised. We have occasionally applied for and may in the future apply for patent protection in foreign countries. The laws of foreign countries, however, may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in foreign countries. Because we conduct a substantial portion of our operations and sell some of our products overseas, we have exposure to foreign intellectual property risks.

          In addition, the industries in which we compete are characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. From time to time, we have received, and may receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Any of the foregoing events or claims could result in litigation. Such litigation, whether as plaintiff or defendant, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop or acquire non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Product development or license negotiating would likely result in significant expense to us and divert the efforts of our technical and management personnel. We cannot assure you that we would be successful in such development or acquisition or that necessary licenses would be available on reasonable terms, or at all.
Our indemnification obligations for the infringement by our products of the intellectual property rights of others could require us to pay substantial damages.
          We currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to pay substantial damages. Our insurance does not cover intellectual property infringement.
We could incur substantial costs as a result of violations of or liabilities under environmental laws.
           Our business involves purchasing finished goods as components from different vendors and then assembly of these components into finished products at our facilities. We therefore are not involved in the actual manufacturing of components, which can often involve significant environmental regulations with respect to the materials used, as well as work place safety requirements. Our operations and properties, however, do remain subject in particular to domestic and foreign laws and regulations governing the storage, disposal and recycling of computer products. For example, our products may be subject to the European Union’s Directive 2002/96/EC Waste Electrical and Electronic Equipment and Directive 2002/95/EC on Restriction on the Certain Hazardous Substances in Electrical and Electronic Equipment. Our failure to comply with present and future requirements could cause us to incur substantial costs, including fines and penalties, investments to upgrade our product cycle or curtailment of operations. Further, the identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities and related costs which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to a variety of federal, state and foreign laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory product recalls, penalties and legal expenses which could have an adverse effect on our business.
          Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission and Department of Justice, the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal and state employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment.
          We have voluntarily disclosed potential violations of the Iranian Transaction Regulations and the Export Administration Regulations of the U.S. Department of Treasury, Office of Foreign Assets Control and the U.S. Department of Commerce, Office of Export Enforcement as a result of recently discovered actions by a former employee. See “Legal Proceedings.”

          Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. In addition from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain instances former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys’ fees and costs.
          Any enforcement action could harm our business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation in the future, our business, financial condition and results of operations could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.
Risks Related to our Debt
Our indebtedness could impair our financial condition, harm our ability to operate our business, limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.
          We have entered into a Sale of Accounts and Security Agreement with Faunus Group International, Inc, pursuant to which we may factor our foreign receivables up to $8 million in the aggregate (as amended, the “FGI Agreement”). We have entered into a Loan and Security Agreement with Silicon Valley Bank dated as of July 2009 (as amended, the “SVB Agreement” and collectively with the FGI Agreement, the “Factoring Loan Agreements”) to factor all our domestic receivables up to $10 million in the aggregate. The SVB Loan Agreement also caps the aggregate debt under both Factoring Loan Agreements to $14 million. Under the Factoring Loan Agreements we have guaranteed our obligations thereunder and have pledged substantially all of our assets as security. As of August 31, 2009, the outstanding loan balances under the Factoring Loan Agreement was $10.3 million in the aggregate. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.
          The degree to which we are leveraged and the restrictions governing this indebtedness (such as minimum Quick Ratio (our cash and accounts receivable divided by current liabilities)) amounts could have important consequences including, but not limited to, the following:
it may limit our ability to service all of our debt obligations;
it may impair our ability to incur additional indebtedness or obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;
some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;
our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;
our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;
our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry; and
it may limit our ability to engage in certain transactions or capitalize on acquisition or other business opportunities.

          The Factoring Loan Agreements also have “material adverse change” provisions that essentially grant the lenders broad discretion in determining whether to accelerate the payment of all amounts due under the Factoring Loan Agreements when adverse events occur with respect to our company, its business, financial condition, results of operation, assets, liabilities or prospects. As of November 30, 2008 and February 28, 2009 we failed to comply with one or more loan covenants under the loan agreement with Silicon Valley Bank which was the predecessor to the Factoring Loan Agreements. We received a waiver from our lender for such non-compliances. We cannot assure that we will not violate one or more loan covenants in the future. As we are in violation of covenants in either of the Factoring Loan Agreements and do not receive a waiver, the lender could choose to accelerate payment on all outstanding loan balances. There can be no assurance that we would be able to quickly obtain equivalent or suitable replacement financing in this event. If we are unable to secure alternative sources of funding, such acceleration would have a material adverse impact on our financial condition.
To service our debt, we will require cash and we may not be able to generate sufficient cash flow from operations to satisfy these obligations or to refinance these obligations on acceptable terms, or at all.
          Our ability to generate cash depends on many factors beyond our control. Our ability to make payments on our debt and to fund working capital requirements, capital expenditures and research and development efforts will depend on our ability to generate cash in the future. Our historical financial results have been, and we expect our future financial results will be, subject to substantial fluctuation based upon a wide variety of factors, many of which are not within our control including, among others, those described in this section.
          Unfavorable changes in any of these factors could harm our operating results and our ability to generate cash to service our debt obligations. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Also, certain of these actions would require the consent of our lenders. The terms of our financing agreements contain limitations on our ability to incur debt. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.
Risks Related to our Common Stock
The price of our common stock may be volatile and subject to wide fluctuations.
          The market price of the securities of technology companies has been especially volatile. Thus, the market price of our common stock may be subject to wide fluctuations. If our net sales do not increase or increase less than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:
actual or anticipated variations in quarterly operating results;
changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;
changes in the market valuations of other companies operating in our industry;
announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
additions or departures of key personnel; and
a general downturn in the stock market.

          The market price of our stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.
We may experience significant period-to-period quarterly and annual fluctuations in our net sales and operating results, which may result in volatility in our share price.
          We may experience significant period-to-period fluctuations in our net sales and operating results in the future due to a number of factors and any such variations may cause our share price to fluctuate. It is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If this occurs, our share price could drop significantly.
          A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our sales and operating results, including:
the timing and volume of orders from our customers;
the rate of acceptance of our products by our customers, including the acceptance of design wins;
the demand for and life cycles of the products incorporating our products;
the rate of adoption of our products in the end markets we target;
cancellations or deferrals of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers;
changes in product mix; and
the rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.
The sale of our outstanding common stock and exercise of outstanding warrants and options are not subject to lock-up restrictions and may have an adverse effect of the market price of the our stock.
          As of September 25, 2009, approximately 21,278,642 shares of common stock, approximately 2,728,861 options for our stock and warrants exercisable for approximately 142,564 shares of our stock are currently outstanding. Since our common stock, options and warrants are not subject to lock-up restrictions, we cannot assure investors that the holders of our stock will not sell substantial amounts of their holdings of our stock. The sale or even the possibility of sale of such stock or the stock underlying the options and warrants could have an adverse effect on the market price for our securities or on our ability to obtain a future public financing. If and to the extent that warrants and/or options are exercised, stockholders could be diluted.
Future sales of shares could depress our share price.
          If our existing stockholders sell substantial amounts of our common stock in the public market following the filing of this Form 10, the market price of our common stock could decline. Based on shares outstanding as of the date of the filing of this Form 10 we will have outstanding approximately 21,278,642 shares of common stock. If our principal stockholders sell a large number of shares, the market price of our common stock could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in our financial performance. Moreover, the perception in the public market that these stockholders might sell our common stock could depress the market price of the common stock. Additionally, we may sell or issue shares of common stock in a public offering or in connection with acquisitions, which will result in additional dilution and may adversely affect market prices for our common stock. See “Shares Eligible for Future Sale” on page 60 for more detailed information.

There is no existing market for our common stock, and we do not know if one will develop that will provide you with adequate liquidity.
          Currently, there is no public market for shares of our common stock. Our common stock traded on the AIM of the London Stock Exchange from June 21, 2006 to April 1, 2009 with limited liquidity and high price fluctuations. If we are able to list our common stock on a securities market in the United States, our stock may fluctuate dramatically similar to AIM. We cannot predict when or whether investor interest in our common stock might lead to an increase in its market price or the development of a more active trading market or how liquid that market might become.
Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium
          Our certificate of incorporation includes provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, provisions that restrict the ability of our stockholders to call meetings and provisions that authorize our board of directors, without action by our stockholders, to issue additional common stock. These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our stockholders.
Item 2. Financial Information.
SELECTED CONSOLIDATED FINANCIAL DATA
          We present below our selected consolidated financial data. The selected consolidated statements of operations data for the fiscal years ended December 31, 2006, February 29, 2008 and February 28, 2009 and the selected consolidated balance sheet data as of February 29, 2008 and February 28, 2009, have been derived from our audited consolidated financial statements included elsewhere in this Form 10. The selected consolidated statements of operations data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements that are not included in this Form 10. The consolidated statements of operations data for the six month periods ended August 31, 2008 and August 31, 2009 and the consolidated balance sheet date as of August 31, 2009 are derived from our unaudited consolidated financial statements included elsewhere in this Form 10. You should read this information together with “Management Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included elsewhere in this Form 10. At the end of 2006, we had changed our year end from a calendar year to a fiscal year beginning March 1 and ending on the last day in February which resulted in a stub period of January 1, 2007 to February 28, 2007. We have presented a consolidated statement of operations to this stub period and the comparable two month period of 2006. The shares and per share calculations in this Form 10 have been adjusted to reflect the impact of the 2.5-to-1 reverse stock split that took place in September 2009.
          In considering the comparability of the selected consolidated financial data OCZ has applied consistent accounting policies and treatments in all material aspects during the periods presented. From June 2006 until April 2009 OCZ’s stock was traded on the AIM of the London Stock Exchange during which time capital fundraising was achieved through a number of issues of common stock. The only two business combinations during the periods presented were the acquisitions by OCZ in May 2007 of the assets of PC Power and Cooling Inc, and in October 2007 of the assets of Silicon Data Inc. No significant disposals arose during the periods for which the selected consolidated financial data has been presented. It is noted that the material uncertainties that might cause the selected consolidated financial data presented not to be indicative of OCZs future financial condition or results of operations are outlined above within “Item 1A Risk Factors”.

	Year Ended			Year Ended		Two Months Ended		Six Months Ended
	December 31,			February 29/28,		February 28,		August 31,
	2004	2005	2006	2008	2009	2006	2007	2008	2009
	(in thousands, except per share data)					(unaudited)		(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$20,148	$35,718	$67,772	$118,352	$155,982	8,310	16,335	$79,633	$73,566
Cost of revenue	15, 730	29, 493	58,826	95,419	136,191	7,117	13,153	66,930	63,611

Gross profit	4,418	6,225	8,946	22,933	19,791	1,193	3,182	12,703	9,956

Operating expenses:
Sales and marketing	2,025	3,059	4,735	9,125	11,401	542	1,136	5,360	5.304
Research and development	189	232	452	1,570	2,575	52	202	1,086	2,861
General and administrative	1,675	3,067	5,006	11,704	16,709	573	1,212	7,732	7,293

Total operating expenses	3,889	6,358	10,193	22,399	30,685	1,167	2,550	14,178	15,457

Income (loss) from operations	529	(133)	(1,247)	534	(10,894)	26	632	(1,475)	(5,501)
Other income and expense:
Other (expense) income	(290)	(570)	(30)	256	(169)	(165)	(51)	(71)	68
Interest and financing expense	7	4	(682)	(289)	(600)	—	(5)	(292)	(626)

Interest and other income (expense), net	(283)	(566)	(712)	(33)	(769)	(165)	56	(363)	(558)

Income (loss) before income taxes	246	(699)	(1,959)	501	(11,663)	(139)	576	(1,838)	(6,059)
Income tax expense (benefit)	73	(110)	(120)	(936)	61	9	(196)	(440)	1
Minority interest in Subsidiary	(23)					—	—

Net income (loss)	150	(589)	(1,839)	1,437	(11,724)	(130)	380	(1,398)	(6,058)

Net income (loss) attributable to common stockholders	$150	$(589)	$(1,839)	$1,437	$(11,724)			$(1,398)	$(6,058)

Income (loss) per share attributable to common stockholders:
Basic	$0.04	$(0.14)	$(0.12)	$0.07	$(0.56)			$(0.07)	$(0.28)

Diluted	$0.04	$(0.14)	$(0.12)	$0.07	$(0.56)			$(0.07)	$(0.28)

Common shares and equivalents outstanding:
Basic weighted average shares	4,000	4,200	15,400	19,800	21,000			21,000	21,300

Diluted weighted average shares	4,000	4,200	15,400	20,400	21,000			21,000	21,300

	As of			As of		As of
	December 31,			February 29/28,		August 31,
	2004	2005	2006	2008	2009	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	577	120	1,423	1,544	420	924
Total assets	3,147	3,527	19,358	52,947	57,703	50,194
Deferred revenue	96	61	89	92	167	92
Notes payable, capital lease obligation, long term deferred rent	649	317	—	575	200	766
Total stockholders’ equity	504	556	9,026	29,798	18,923	13,219

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Form 10. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Form 10, particularly under the heading “Risk Factors.”
Overview
          We are a leading provider of high performance SSDs and Memory Modules for computing devices and systems. Founded in 2002, OCZ Technology Group, Inc. is incorporated in Delaware with headquarters in San Jose, California and offices in Canada, the Netherlands, and Taiwan. Our fiscal year ends on the last day of February.
          Historically, we had primarily sold high performance Memory Modules to individual computing enthusiasts through catalog and online retail channels. As such, we believe that we benefit from significant brand recognition and affinity amongst computing enthusiasts many of which are enterprise IT professionals. Today, as part of a diversification strategy which began in FY2009, our product mix is more heavily weighted toward the sale of SSDs and our target customers are increasingly enterprises and original equipment manufacturers or OEMs.
          In addition to our SSD and Memory Module product lines, we design, develop, manufacture and distribute other high performance components for computing devices and systems, including thermal management solutions, AC/DC switching PSUs and computer gaming solutions. We offer our customers flexibility and customization by providing a broad array of solutions which are interoperable and can be configured alone or in combination to make computers run faster, more reliably, efficiently and cost effectively. Through our diversified and global distribution channel, we offer more than 500 products to over 300 customers, including leading retailers, etailers, OEMs and computer distributors.
     Our ten largest customers in measured by gross revenue in for our fiscal year 2009 and the fiscal year 2010 (through November 2009) are listed as follows in alphabetical order:
     Amazon.com;
     ASK Corporation;
     Cyberslim International Ltd.;
     COS Memory AG;
     D&H Distribution Company;
     Maxcom Memory GmbH;
     Memoryworld GmbH & Co., KG;

     Micro Center Corporation;
     NewEgg.com, operated by ABS Computer Technologies, Inc.; and
     SYX Distribution, Inc.
     These ten customers represented approximately 49% our gross revenue for the period set forth above. Our largest customer is NewEgg.com, which represented approximately 18% of our revenue. No other customer was responsible for 10% or more of our gross revenue.
          We develop flexible and customizable component solutions quickly and efficiently to meet the ever changing market needs and provide superior customer service. We believe our high performance computer components offer the speed, density, size and reliability necessary to meet the special demands of:
     industrial equipment and computer systems;
     computer and computer gaming and enthusiasts;
     mission critical servers and high end workstations;
     personal computer or ‘PC’ upgrades to extend the useable life of existing PCs;
     high performance computing and scientific computing;
     video and music editing;
     home theatre PCs and digital home convergence products; and
     digital photography and digital image manipulation computers.
          We perform the majority of our research and development efforts in-house, which increases communication and collaboration between design teams, streamlines the development process and reduces time-to-market.
          We commenced operations in 2002 and shares of our common stock began trading on the AIM Market (“AIM”) of the London Stock Exchange plc in June 2006. On April 28, 2006, we amended our certificate of incorporation to, among other matters, effect a 3-for-1 forward stock split. In May 2007, we acquired PC Power and Cooling, Inc., a privately-held manufacturer of PSU’s that was based in San Diego, California. We now offer both PC Power and Cooling, Inc. and OCZ branded PSU’s. In October 2007, we acquired substantially all of the assets of Silicon Data Inc, doing business as Hypersonic PC Systems, a privately-held manufacturer of high performance gaming PCs and laptops aimed at the computer gaming community that was based in Great Neck, New York. In March 2009, we amended our certificate of incorporation primarily to increase the number of authorized shares and eliminate a number of provisions which required us to comply with various UK laws in the case of, among other things, takeovers and tender offers. On April 1, 2009, following appropriate stockholder approval, we voluntarily delisted our common stock from trading on AIM. Accordingly, as of the date of this Form 10, our common stock does not trade on any public securities exchange.

          Our fiscal years ended on December 31 from 2002 to 2006. Effective March 1, 2008, we changed our fiscal year end from December 31 to the last day of February resulting in a 14-month period from January 1, 2007 to February 29, 2008. However, for comparison purposes throughout this Form 10, the twelve month period which began March 1, 2007 and ended February 29, 2008 has been presented and is named “the fiscal year ended February 29, 2008.”
          As of August 31, 2009, we had over 300 customers, most of which are distributors or etailers in more than 30 countries. For the six months ended August 31, 2009, our net sales were $73.6 million and our net income (loss) was $(6.1) million. For our fiscal years ended February 28, 2009 and February 29, 2008, our net sales were $156 million and $118.4 million, respectively, and our net income (loss) was $(11.724) million and $1.437 million, respectively.
          In September 2009, we sold all inventory, patents and goodwill related to our Neural Impulse Actuator product line to BCInet, Inc., a Delaware corporation, in exchange for notes with principal amounts in the aggregate of $895,415 and shares of BCInet, Inc.’s Series A Preferred Stock, representing a 27% equity stake in BCInet, Inc. Also in September 2009, we amended our certificate of incorporation to effect a 2.5-to-1 reverse stock split. All share amounts in this document have been adjusted for the effect of this reverse split.
Revenues and Expenses
          Net sales. The main factors that impact our net sales are unit volumes shipped and average selling prices. The prices for our products range widely depending upon the configuration, and the prices for our components vary based on the type of component. DRAM and flash based products, such as SSDs, have prices that vary widely on a daily basis in relation to commodity pricing of DRAM and flash memory. As with most electronics-based products, average selling prices typically are highest at the time of introduction of new products, which utilize the latest technology, and tend to decrease over time as such products mature in the market and are replaced by next generation products.
          Cost of sales. Cost of sales primarily consists of the costs to manufacture our products, including the costs of materials, contract manufacturing, warranty costs, licensing fees and inventory write-offs. The primary factors that impact our cost of sales are the mix of products sold and cost of materials, which include raw material costs and salary and benefits related to production. We expect cost of sales to increase in absolute dollars in the future from an expected increase in net sales. Costs of sales as a percentage of net sales may increase over time if decreases in average selling prices are not offset by corresponding decreases in our costs. Because we do not have long-term fixed supply agreements, our cost of sales is subject to change based on market conditions. In addition, due to daily variance in commodity DRAM and flash pricing, our cost of good may vary widely based on the market price for the materials.
          Research and development expenses. Research and development expenses consist of the personnel and related expenses of our research and development teams, and materials and supplies, consulting services, third party testing services and equipment and facility expenses related to our research and development activities. All research and development costs are expensed as incurred. We expect that research and development expenses will continue to increase in absolute dollars in the future as we increase our investment in developing new products and adding new features in current products, but such expenditures may fluctuate as a percentage of net sales.
          Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and commissions for our sales and marketing personnel, costs for tradeshows, independent sales representative fees, royalties and marketing programs. From time to time we offer our distributors cooperative marketing funding which has the effect of increasing our expenses. The timing, magnitude and estimated usage of our programs and those of our suppliers, can result in significant variations in reported sales and marketing expenses from period to period. Spending on marketing typically increases in connection with significant product releases by us. We expect sales and marketing expenses to continue to increase in absolute dollars, but that such expenditures will decline as a percentage of net sales.

          General administrative and operations expenses. General, administrative and operations expenses consist primarily of general corporate costs, including personnel expenses, financial reporting, corporate governance and compliance and outside legal, audit and tax fees. Operations expenses consist of product assembly, test, and shipping activities primarily in the Taiwan warehouse. We expect general, administrative and operations expenses to continue to increase significantly on an absolute dollar basis to support our anticipated growth and cover additional costs associated with being a public company, such as regulatory reporting requirements, Sarbanes-Oxley compliance, higher insurance premiums and investor relations, but such expenses may fluctuate as a percentage of net sales.
          Interest expense and other, net. Interest expense and other, net represents the net of our interest expense on the notes payable in connection with the acquisition of PC Power and Cooling, Inc. and Silicon Data Inc., doing business as Hypersonic PC Systems, as well as interest expense for our lines of credit with Silicon Valley Bank and Faunus Group International. We expect increased interest expense as we increase our debt position to fund ongoing growth and future acquisitions.
          Other income (expense), net. Other income (expense) consists primarily of gains and losses from foreign currency transactions.
          Income tax provision. Our income tax provision or benefit is based on our taxable income or loss generated in the jurisdictions in which we operate, currently primarily the United States, Canada, the Netherlands and Taiwan. Our effective tax rate differs from the statutory rate primarily due accrual timing differences, stock based compensation, and net operating losses not utilized. A reconciliation of the federal statutory income tax rate to our effective tax rate is set forth in Note 14 of the Notes to Consolidated Financial Statements.
Critical Accounting Policies
          Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. We evaluate our estimates on an on-going basis, including those related to inventory valuations, income taxes, warranty obligations and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.
          We believe the following are our most critical accounting policies as they require our more significant judgments in the preparation of our financial statements.
          Revenue recognition. We record all of our product sales net of allowances for returns, product rebates, sales credits, and market development funds. We recognize revenue when there is persuasive evidence of an arrangement, product shipment by a common carrier has occurred, risk of loss passed, the terms are fixed and collection is probable. We generally use customer purchase orders and/or contracts as evidence of an arrangement and the underlying payment terms to determine if the sales price is fixed. We also purchase credit insurance for the majority of our accounts.
          At August 31, 2009, February 28, 2009 and February 29, 2008, we had shipped merchandise totaling $521,000, $453,000 and $325,000, respectively, to a customer whose revenues was deferred which was recognized on the income statement on a sell-through basis. The sales and related cost of sales have been removed from the financial information and the income shown as deferred revenue. Deferred revenue as of August 31, 2009, February 28, 2009 and February 29, 2008 were $92,000, $167,000 and $92,000, respectively.
          In addition, certain customers have limited product return rights. To estimate reserves for future sales returns, we regularly review our history of actual returns and monitor the inventory levels at our customers. Reserves for future returns are adjusted as necessary, based on returns experience, future expectations and communication with our customers.

          Probability of collection is assessed for each customer as it is subjected to a credit review process that evaluates its financial position, ability to pay, and the potential coverage by our credit insurer. If it is determined from the outset of an arrangement that collection is not probable, the customer is required to pay cash in advance of shipment. We provide for price protection credits on a case-by-case basis after assessing the market competition and product technology obsolescence. These credits are recorded as a reduction to revenue at the time we reduce the product prices in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). Credits that we issued pursuant to these provisions were approximately $382,000, $1,209,000 and $620,000 for six months ended August 31, 2009 and the fiscal years ended February 28, 2009 and February 29, 2008, respectively. We do not commit to future price reductions with any of our customers.
          Change in accounting estimate for marketing cooperative accruals. We follow Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). We have arrangements with resellers of our products to reimburse the resellers for cooperative marketing costs meeting specified criteria. In accordance with EITF Issue No. 01-9, we record advertising costs meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. For those advertising costs that do not meet the criteria set forth in EITF Issue No. 01-9, the amounts are recorded as a reduction to sales in the accompanying consolidated statements of operations.
          Product warranties. We offer our customers warranties on certain products sold to them. These warranties typically provide for the replacement of its products if they are found to be faulty within a specified period. Concurrent with the sale of products, a provision for estimated warranty expenses is recorded with a corresponding increase in cost of goods sold. The provision is adjusted periodically based on historical and anticipated experience. Actual expense of replacing faulty products under warranty, including parts and labor, are charged to this provision when incurred.
          Inventory valuation. Inventory is valued at the lower of cost or market value with cost being valued using the average cost method. Inventory consists of raw materials, work in progress and finished goods. We write down inventory for slow moving and obsolete inventory based on assessments of future demands and market conditions.
          Shipping and handling. Historically, amounts billed to customers for shipping and handling have been de minimus. Any such amounts were accounted for as a reduction in general administrative and operations expense due to their immateriality.
          Property and equipment. Property and equipment assets are carried at cost, net of accumulated depreciation. Maintenance, repairs and renewals are expensed as incurred. Depreciation of property and equipment is provided for on a straight line basis over their estimated useful lives as follows:

Equipment:	3 – 5 years
Furniture and fixtures:	3 – 5 years
Vehicles:	3 years
          Impairment of long-lived assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not become recoverable. If the sum of the expected future cash flows, undiscounted and without interest charges is less than the carrying amount of the asset, we recognize an impairment loss based on the estimated fair value of the asset.
          Accounting for income taxes. We account for income taxes under the provisions of Statements of Financial Accounting Standards Number 109 “Accounting for Income Taxes”, which requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial information or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial information’s carrying amounts and tax basis of assets and liabilities using the enacted tax rates. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. Our Canadian subsidiary pays taxes in Canada. We do not file consolidated tax returns.
          Inflation. We believe that inflation generally has not had, and in the near future is not expected to have, a material impact on our ongoing operations. However, there can be no assurance that inflation will not have such an effect in future periods.

          Foreign currency translation. The accounts of our operations in Canada, including sales, are maintained in Canadian dollars. All of other accounts are maintained in US dollars. Assets and liabilities are translated into US dollars at rates in effect at the balance sheet date. Revenues, cost of sales and expenses are translated at weighted average rates during the reporting period. Transaction gains/(losses) of approximately $107,000, $160,000 and $63,000 were included in other income or expense on the income statement for six months ended August 31, 2009 and the fiscal years ended February 28, 2009 and February 29, 2008, respectively.
          Goodwill and purchased intangible assets. We review goodwill for impairment annually and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets.
          An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of OCZ (the reporting unit). OCZ has determined that it has one reporting unit as defined by SFAS 142. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of OCZ (the reporting unit). There are two steps in the determination.
          The first step compares the carrying amount of the net assets (including goodwill), to OCZ’s fair value. If OCZ’s fair value exceeds the carrying amount of OCZ’s net assets, goodwill is not considered to be impaired and the second step of the impairment test is not necessary. If the carrying amount of OCZ’s net assets exceeds OCZ’s fair value, the second step of the impairment test is undertaken to measure the amount of impairment loss, if any. In determining OCZ’s fair value consideration is firstly given to quoted market prices of the OCZ’s stock and where this is not available the estimate of OCZ’s fair value will be based upon the best information available and consideration of other valuation techniques. The second step, if necessary, is used the measure the amount of impairment loss by comparing the implied fair value of OCZ’s goodwill with the carrying amount of that goodwill. An impairment loss is recognized to the extent the carrying amount of OCZ’s goodwill exceeds the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating OCZ’s fair value in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations.” The residual fair value after this allocation is OCZ’s implied fair value of goodwill.
          Once a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be the new accounting basis and there is no subsequent reversal of previously recognized goodwill impairment loss in future years.
          Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
          We make judgments about the recoverability of purchased intangible assets whenever events or changes in circumstances indicate that an other than temporary impairment may exist. Each period we evaluate the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. In accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.
          Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.
          Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal 2009, did not result in an impairment charge since the fair values exceeded the carrying values by amounts of 5% to 40%, nor did we record any goodwill or intangible asset impairments in prior fiscal periods.
          Stock-based compensation.
          On January 1, 2006 we adopted SFAS 123R using the modified prospective application method. Under this method, compensation cost recognized for the fiscal years ended February 28, 2009 and February 29, 2008, included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.
          Since our stock-based compensation plan was established in December 2004, all options have been issued at or above the estimated fair market value so that there is no intrinsic value to be expensed. Stock based compensation charged to expenses was $390,000, $877,000 and $822,000 for the six months ended August 31, 2009 and for the fiscal years ending February 28, 2009 and February 29, 2008, respectively. As of February 28, 2009, compensation costs related to non vested awards amounted to approximately $1.3 million and will be recognized in the periods to February 29, 2013 over a weighted average term of 16.9 months.
          The fair value of options grants is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Fiscal Year ended	Fiscal Year Ended
	February 28, 2009	February 29, 2008
Expected dividend	0%	0%
Risk free interest rate	2.8%	4.7%
Expected volatility	0.40	0.37
Expected life (in years)	4.24	4.28

Results of Operations
          The following table sets forth our financial results, as a percentage of net sales for the periods indicated.

	Year Ended	Year Ended		Two Months Ended		Six Months Ended
	December 31,	February 29/28,		February 28,		August 31,
	2006	2008	2009	2006	2007	2008	2009
				(unaudited)		(unaudited)	(unaudited)
Revenue
Sales – net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	86.80%	80.6%	87.3%	85.6%	80.5%	84.0%	86.5%

Gross profit	13.20%	19.4%	12.7%	14.4%	19.5%	16.0%	13.5%

Expenses
Sales and marketing	7.0%	7.7%	7.3%	6.5%	7.0%	6.7%	7.2%
Research and development	1.0%	1.3%	1.6%	0.6%	1.2%	1.4%	3.9%
General, administrative and operations	7.4%	9.9%	10.7%	6.9%	7.4%	9.7%	9.9%

Total operating expenses	15.0%	18.9%	19.7%	14.0%	15.6%	17.8%	21%

Operating profits / (loss)	(18.3%)	0.5%	(7.0%)	0.4%	3.9%	(1.9%)	(7.5%)

Other income / (expense)
Other income – net	(0.04%)	0.2%	(0.1%)	—	(0.1%)	(0.1%)	0.1%
Interest and financing costs	(1.0%)	(0.2%)	(0.4%)	(2.0%)	(0.3%)	(0.4%)	(0.9%)

Total other income/ (expense)	(1.1%)	0.0%	(0.5%)	(2.0%)	(0.4%)	(0.5%)	(0.8%)

Profit / (Loss) before tax	(2.9%)	0.4%	(7.5%)	(1.6%)	3.5%	(2.3%)	(8.2%)

Tax (expense) benefit	0.2%	0.8%	0.0%	—	(1.2%)	0.6%	—

Retained profit / (loss)	(2.7%)	1.2%	(7.5%)	(1.6%)	2.3%	(1.8%)	(8.2%)

Comparison of Six Months Ended August 31, 2008 and August 31, 2009
          Net sales.    Net sales decreased by $6.07 million, or (7.6%) from $79.6 million to $73.6 million, for the six months ended August 31, 2008 and August 31, 2009, respectively. This was due primarily to a 32% decrease in memory module Average Selling Prices (“ASPs”) without the ability to offset this decline with increased unit volumes due to limited working capital. This memory module ASP decrease was partially offset by a 102% increase in ASPs for flash as we began to transition to selling SSDs. For the six months ended August 31, 2009, the approximate number of flash and memory module units sold decreased 6% to 1.224 million units compared to 1.296 million units for the six months ended August 31, 2008. The decrease in unit volumes was primarily due to the lack of working capital needed to fill orders.
          Cost of revenue.    Cost of revenue decreased by $3.3 million, or (5%), from $66.9 million to $63.6 million for the six months ended August 31, 2008 and August 31, 2009, respectively. Cost of revenue as a percentage of net sales was 84% and 86.5% for the six months ended August 31, 2008 and August 31, 2009, respectively. The decrease in absolute dollars of cost of sales was attributable to the decrease in net sales and related unit volume. The higher cost of revenues as a percentage of net sales in six months ended August 31, 2009 was driven by lower average selling prices of products due to falling prices of memory components.
          Cost of revenue does not include any stock-based compensation expense for the six months ended August 31, 2008 and August 31, 2009.
          Sales and marketing expenses.    Sales and marketing expenses in aggregate dollars decreased $56,000 from $5.4 million to $5.3 million or (1%) for the six months ended August 31, 2008 and August 31, 2009 respectively. Sales and marketing expenses were 6.7% and 7.2% of net sales for the six months ended August 31, 2008 and August 31, 2009, respectively. The small variation in sales and marketing expenses in absolute dollars was because of limited changes being made to marketing programs.
          Sales and marketing expenses include stock-based compensation expense of $110,600 and $105,300 for the six months ended August 31, 2008 and August 31, 2009, respectively.
          Research and development expenses.    Research and development expenses increased by $1.8 million, or 163%, from $1.1 million to $2.8 million for the six months ended August 31, 2008 and August 31, 2009, respectively. Research and development expenses were 1.4% and 3.9% of net sales for the six months ended August 31, 2008 and August 31, 2009, respectively. The increase in absolute dollars was primarily due to an increase of $1.0 million in salary and benefits (including stock based compensation) resulting from growth in research and development personnel and an increase of $650,000 in overhead and development costs associated with new products.
          Research and development expenses include stock-based compensation expense of $50,200 and $113,100 for the six months ended August 31, 2008 and August 31, 2009, respectively.
          General, administrative and operations expenses.    General, administrative and operations expenses decreased by $439,000, or 6%, from $7.7 million to $7.3 million for the six months ended August 31, 2008 and August 31, 2009, respectively. General, administrative and operations expenses were 9.7% and 9.9% of net sales for the six months ended August 31, 2008 and August 31, 2009, respectively. The decrease in absolute dollars was primarily due to a decrease of $218,000 of wages and other salaries, $222,000 decrease in rent, a $210,000 decrease in bad debt reserve, a decrease of $218,000 of regulatory costs relating to delisting off the AIM Market of the London Stock Exchange in April 2009, offset by a $170,000 increase in legal costs primarily in connection with the Department of Commerce investigation described in “Legal Proceedings”, a $156,000 increase in potential equity offering expenses and a $128,000 increase in shipping costs.
          General and administrative expenses include stock-based compensation expense of $199,200 and $171,600 for the six months ended August 31, 2008 and August 31, 2009, respectively.

          Other income/(expense)-net.   Other income/(expense)-net  increased by $195,000 or 54% from ($363,000) to ($558,000) for the six months ended August 31, 2008 and August 31, 2009, respectively, of which $292,000 and $626,000, respectively, was interest expense. The increase was primarily due to higher borrowing costs incurred from the new Factoring Loan Agreements entered into in the second quarter of 2009.
          Provision for income taxes.    The income tax (provision) benefit amounted decreased from $440,000 to $1,000 for the six months ended August 31, 2008 and August 31, 2009, respectively. The decrease reflects the estimated tax benefit of net operating loss carry forwards and other deferred taxes, net of valuation allowances.
Comparison of Fiscal Years Ended December 31, 2006 and February 29, 2008
          Net sales.    Net sales increased by $50.6 million, or 74%, from $67.8 million to $118.4 million, for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. This was due primarily to a 188% increase in unit volumes from 0.734 million units in fiscal 2006 to 2.115 million units in fiscal 2008. Memory processing units increased by 220%, power supplies increased by 268%, and flash memory storage increased by 59%. However, these unit increases were partially offset by decreases in average selling prices of 16% for both power supplies and flash while memory processing pricing decreased by 48%. This resulted in growth rates of approximately 65% for memory processing, 211% for power supplies, and 33% for flash. For power supplies, approximately $6.0 million or 112% of the 211% growth was the result of the PC Power and Cooling acquisition in May 2007. In general, the growth in unit volumes was primarily due to the introduction and growth of our new products coupled with the expansion of our sales channels outside of North America.
          Cost of revenue.    Cost of revenue increased by $36.6 million, or 62%, from $58.8 million to $95.4 million for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. Cost of revenue as a percentage of net sales was 86.8% and 80.6% for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. The increase in absolute dollars of cost of sales was attributable to the increase in net sales. We sell our memory products as a percentage over the cost of components we buy to make such products. Therefore, as our component prices increase, the absolute dollars made on the same products increases. The higher cost of revenues as a percentage of net sales in fiscal year ended February 29, 2008 was driven by lower average selling prices of products due to unusually large decreases in prices of memory components, particularly in the last half of the fiscal year.
          Cost of revenue does not include any stock-based compensation expense for the fiscal years ended December 31, 2006 and February 29, 2008.
          Sales and marketing expenses.    Sales and marketing expenses increased by $4.4 million, or 93%, from $4.7 million to $9.125 million for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. Sales and marketing expenses were 7.0% and 7.7% of net sales for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. The increase in absolute dollars was primarily due to an increase in sales and marketing programs necessary to support higher sales volume.
          Sales and marketing expenses include stock-based compensation expenses of $78,000 and $221,000 for the fiscal years ended December 31, 2006 and February 29, 2008, respectively.
          Research and development expenses.    Research and development expenses increased by $1.1 million, or 247%, from $0.452 million to $1.57 million for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. Research and development expenses were 1.0% and 1.3% of net sales for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. The increase in absolute dollars was primarily due to an increase of $552,000 in salary and benefits resulting from growth in research and development personnel and an increase of $217,000 in development costs associated with new products. The increase in personnel was primarily related to expanded product development initiatives.
          Research and development expenses include stock-based compensation expense of $8,000 and $99,000 for the fiscal years ended December 31, 2006 and February 28, 2009, respectively.
          General, administrative and operations expenses.    General, administrative and operations expenses increased by $6.7million, or 134%, from $5 million to $11.7 million for the fiscal years ended December 31, 2006 to February 29, 2008, respectively. General, administrative and operations expenses were 7.4% and 9.9% of net sales for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. The increase in absolute dollars was primarily due to an increase of $2.6 million in salary and benefits of which $550,000 related to the operations in Taiwan, an increase of $1.8 million in shipping costs, an increase of $370,000 in facility expenses, an increase of $221,000 in professional fees, an increase of $311,000 in public company costs, and an increase of $148,000 in depreciation expense.
          General and administrative expenses include stock-based compensation expense of $142,000 and $452,000 for the fiscal years ended December 31, 2006 and February 29, 2008, respectively.

          Other income/(expense)-net.   Other income/(expense)-net  increased by $679,000 or 2,263% from ($712,000) to ($33,000) for the fiscal years ended December 31, 2006 to February 29, 2008, respectively, of which $682,000 and $289,000, respectively, was interest expense. The increase was primarily due to higher borrowing levels to support the working capital needs associated with the increased revenue levels in the fiscal year ended February 29, 2008 as compared to fiscal year ended December 28, 2009.
          Provision for income taxes.    The income tax (provision) benefit amounted to $120,000 and $936,000 and for the fiscal years ended December 31, 2006 and February 29, 2008, respectively. The effective tax rates of (6%) and (186%) for the fiscal years ended December 31, 2006 and February 29, 2008, respectively, reflect the estimated tax benefit of net operating loss carry forwards and other deferred taxes, net of valuation allowances.
Comparison of Fiscal Years Ended February 29, 2008 and February 28, 2009
          Net sales. Net sales increased by $37.6 million, or 32%, from $118.4 million to $156 million, for the fiscal years ended February 29, 2008 and February 28, 2009, respectively. This was due primarily to a 62% increase in unit volumes from 2.115 million units in fiscal 2006 to 3.434 million units in fiscal 2008. Memory processing units increased by 32% and power supplies increased by 95%. However, these unit increases were partially offset by decreases in average selling prices (ASPs) of approximately 20% memory processing pricing and 23% for power supplies. Flash memory storage units increased by 242% and ASPs increased by 38%. This resulted in growth rates of approximately 6% for memory processing, 51% for power supplies, and 371% for flash. The flash growth was partially due to the introduction of solid state drives as without them, the unit growth would have been approximately 215% while ASPs would have decreased by 8%. In general, the growth in unit volumes was primarily due to the introduction and growth of our new products coupled with the continued expansion of our sales channels outside of North America.
          Cost of revenue. Cost of revenue increased by $40.8 million, or 43%, from $95.4 million to $136.2 million for the fiscal years ended February 29, 2008 to February 28, 2009, respectively. Cost of revenue as a percentage of net sales was 80.6% and 87.3% for the fiscal years ended February 29, 2008 and February 28, 2009, respectively. The increase in absolute dollars of cost of sales was attributable to the increase in net sales. The higher cost of revenues as a percentage of net sales in fiscal year ended February 28, 2009 was driven by lower average selling prices of products due to falling prices of memory components.
          Cost of revenue does not include any stock-based compensation expense for the fiscal years ended February 29, 2008 and February 28, 2009.
          Sales and marketing expenses. Sales and marketing expenses increased by $2.3 million, or 25%, from $9.125 million to $11,401 million for the fiscal years ended February 29, 2008 and February 28, 2009, respectively. Sales and marketing expenses were 7.7% and 7.3% of net sales for the fiscal years ended February 29, 2008 and February 28, 2009, respectively. The increase in absolute dollars was primarily due to an increase in sales and marketing programs necessary to support higher sales volume.
          Sales and marketing expenses include stock-based compensation expense of $ $272,000 and $287,000 for the fiscal years ended February 29, 2008 and February 28, 2009, respectively.
          Research and development expenses. Research and development expenses increased by $1.0 million, or 64%, from $1.57 million to $2.58 million for the fiscal years ended February 29, 2008 and February 28, 2009, respectively. Research and development expenses were 1.3% and 1.6% of net sales for the fiscal years ended February 29, 2008 and February 28, 2009, respectively. The increase in absolute dollars was primarily due to an increase of $552,000 in salary and benefits resulting from growth in research and development personnel and an increase of $217,000 in development costs associated with new products. The increase in personnel was primarily related to expanded product development initiatives.
          Research and development expenses include stock-based compensation expense of $99,000 and $130,000 for the fiscal years ended February 29, 2008 and February 28, 2009, respectively.
          General, administrative and operations expenses. General, administrative and operations expenses increased by $5 million, or 43%, from $11.7 million to $16,709 million for the fiscal years ended February 29, 2008 and February 28, 2009, respectively. General, administrative and operations expenses were 9.9% and 10.7% of net sales for the fiscal years ended February 29, 2008 and February 28, 2009, respectively. The increase in absolute dollars was primarily due to an increase of $2.6 million in salary and benefits of which $550,000 related to the operations in Taiwan, an increase of $1.8 million in shipping costs, an increase of $370,000 in facility expenses, an increase of $221,000 in professional fees, an increase of $311,000 in public company costs, out an increase of $148,000 in depreciation expense, and higher bad debt expense primarily a provision of $855,000 for one customer in the third quarter.

          General and administrative expenses include stock-based compensation expenses of $452,000 and $461,000 for the fiscal years ended February 29, 2008 and February 28, 2009, respectively.
          Other income/(expense)-net. Other income/(expense)-net decreased by $736,000 or 2,230% from ($33,000) to ($769,000) for the fiscal years ended February 29, 2008 and February 28, 2009, respectively, of which $289,000 and $600,000, respectively, was interest expense. The increase was primarily due to higher borrowing levels to support the working capital needs associated with the increased revenue levels in the fiscal year ended February 28, 2009 as compared to fiscal year ended February 29, 2008.
          Provision for income taxes. The income tax (provision) benefit amounted to $936,000 and ($61,000) for the fiscal years ended February 29, 2008 and February 28, 2009, respectively. The effective tax rates of (186%) and (0.5%) for the fiscal years ended February 29, 2008 and February 28, 2009, respectively, reflect the estimated tax benefit of net operating loss carry forwards and other deferred taxes, net of valuation allowances.
Comparison of Two Months Ended February 28, 2006 and February 28, 2007
          Net sales. Net sales increased by $8.0 million, or 96.6% from $8.3 million to $16.3 million, for the two months ended February 28, 2006 and February 28, 2007, respectively. This was due primarily to a 13% increase in memory module Average Selling Prices (“ASPs”) and a 61% increase in unit volumes. This memory module ASP increase was partially offset by a 56% decrease in ASPs for flash due to market oversupply. For the two months ended February 28, 2007, the approximate number of flash and memory module units sold increased 104% to 153,000 units compared to 75,000 units for the two months ended February 28, 2006. In general, the growth in unit volumes was primarily due to the introduction and growth of our new products coupled with the expansion of our sales channels outside of North America.
          Cost of revenue. Cost of revenue increased by $6.1 million, or 84.8%, from $7.1 million to $13.2 million for the two months ended February 28, 2006 and February 28, 2007, respectively. Cost of revenue as a percentage of net sales was 85.6% and 80.5% for the two months ended February 28, 2006 and February 28, 2007, respectively. The increase in absolute dollars of cost of sales was attributable to the increase in net sales and related unit volume. The lower cost of revenues as a percentage of net sales in two months ended February 28, 2007 was driven by higher ASPs of products and relatively stable prices of memory components.
          Cost of revenue does not include any stock-based compensation expense for the two months ended February 28, 2006 and February 28, 2007.
          Sales and marketing expenses. Sales and marketing expenses in aggregate dollars increased $594,000 from $0.542 million to $1.136 million or 110% for the two months ended February 28, 2006 and February 28, 2007 respectively. Sales and marketing expenses were 6.5% and 7.0% of net sales for the two months ended February 28, 2006 and February 28, 2007, respectively. The increase in sales and marketing expenses in absolute dollars was mainly due to higher levels of advertising and trade show activity.
          Sales and marketing expenses include stock-based compensation expense of $4,000 and $25,000 for the two months ended February 28, 2006 and February 28, 2007, respectively.
          Research and development expenses. Research and development expenses increased by $150,000, or 290%, from $52,000 to $202,000 for the two months ended February 28, 2006 and February 28, 2007, respectively. Research and development expenses were 0.6% and 1.2% of net sales for the two months ended February 28, 2006 and February 28, 2007, respectively. The increase in absolute dollars was primarily due to increases in salary and benefits resulting from growth in research and development personnel and an increase of $41,000 in supplies and test samples.
          Research and development expenses include stock-based compensation expense of $1,000 and $9,000 for the two months ended February 28, 2006 and February 28, 2007, respectively.
          General, administrative and operations expenses. General, administrative and operations expenses increased by $639,000, or 111%, from $0.573 million to $1.212 million for the two months ended February 28, 2006 and February 28, 2007, respectively. General, administrative and operations expenses were 6.9% and 7.4% of net sales for the two months ended February 28, 2006 and February 28, 2007, respectively. The increase in absolute dollars was primarily due to an increase of $303,000 of wages and temporary labor, a $50,000 increase in bad debt reserve, $63,000 of new regulatory costs relating to being listed on the AIM Market of the London Stock Exchange in June 2006, an increase of $53,000 for legal and audit fees, and a $84,000 increase in shipping costs.
          General and administrative expenses include stock-based compensation expense of $8,000 and $42,000 for the two months ended February 28, 2006 and February 28, 2007, respectively.
          Other income/(expense)-net. Other income/(expense)-net decreased by $109,000 or 66% from ($165,000) to ($51,000) for the two months ended February 28, 2006 and February 28, 2007, respectively, of which $165,000 and $51,000, respectively, was interest expense. The decrease in interest expense was primarily due to repaying the receivable factoring agreements as a use of the proceeds from the June 2006 listing on AIM.
          Provision for income taxes. The income tax (provision) benefit changed from a benefit of $9,000 to tax expense of ($196,000) for the two months ended February 28, 2006 and February 28, 2007, respectively. This reflects the estimated tax benefit of net operating loss carry forwards and other deferred taxes, net of valuation allowances and the expected tax impact on income before income taxes.
Selected Quarterly Consolidated Financial Information
          The following table sets forth our quarterly consolidated statements of operations for each of the ten most recent quarters. We have prepared the unaudited quarterly financial information on a basis consistent with the audited consolidated financial statements presented in this document, and the financial information reflects all necessary adjustments for a fair presentation of our financial positions and operating results for the quarters presented. The results of operations for any quarter are not necessarily indicative of the results of the operations for any future period.

	Quarters Ended
	May 31, 2007	August 31, 2007	November 30, 2007	February 29, 2008	May 31, 2008	August 31, 2008	November 30, 2008	February 28, 2009	May 31, 2009	August 31, 2009

					(in thousands, except per share data)
Revenue
Sales — net	24,047	27,280	33,346	33,679	37,774	41,859	35,229	41,119	35,771	37,795
Cost of revenue	18,670	21,778	28,130	26,841	30,976	35,954	34,892	34,369	32,076	31,534

Gross profit	5,376	5,501	5,217	6,839	6,798	5,905	338	6,750	3,695	6,261

Expenses
Sales and marketing	1,850	2,280	2,329	2,665	2,513	2,847	3,547	2,493	2,656	2,648

Research and development	370	457	466	277	509	577	719	770	1,490	1,370

General, administrative and ops	2,202	2,714	2,772	4,017	3,626	4,107	5,118	3,859	3,748	3,544

Total operating expenses	4,422	5,451	5,567	6,959	6,648	7,530	9,384	7,123	7,895	7,562

Operating profits/(loss)	954	51	(350)	(120)	150	(1,625)	(9,046)	(373)	(4,200)	(1,302)

Other income/(expense)

Other income — net	(22)	31	85	162	(5)	(66)	(88)	(11)	134	(66)

Interest and financing costs	(91)	(20)	(60)	(117)	(136)	(156)	(141)	(166)	(253)	(373)

	(113)	11	25	45	(141)	(222)	(229)	(177)	(119)	(438)

Profit/(Loss) before tax	841	61	(326)	(75)	9	(1,847)	(9,275)	(550)	(4,319)	(1,740)

Tax (expense) benefit	(280)	(20)	1,000	236	(3)	443	(475)	(26)	1	—

Retained profit/(loss)	561	41	674	161	6	(1,404)	(9,750)	(576)	(4,318)	(1,740)

Earnings per share – basic
Earning/(loss) per share — cents	$0.03	$0.00	$0.03	$0.01	$0.00	$(0.07)	$(0.46)	$(0.03)	$(0.20)	$(0.08)

Weighted average number of shares	17,900	20,600	20,600	20,700	20,900	20,900	21,000	21,300	21,300	21,300

Earnings (loss) per share – diluted
Earning/(loss) per share — cents	$0.03	$0.00	$0.03	$0.01	$0.00	$(0.07)	$(0.46)	$(0.03)	$(0.20)	$(0.08)

Weighted average number of shares	18,400	21,200	21,200	21,200	21,400	20,900	21,000	21,300	21,300	21,300

The following table sets forth our historical operating results, as a percentage of net sales for the periods indicated:

	Quarters Ended
	May 31, 2007	August 31, 2007	November 30, 2007	February 29, 2008	May 31, 2008	August 31, 2008	November 30, 2008	February 28, 2009	May 31, 2009	August 31, 2009

Revenue
Sales — net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	77.6	79.8	84.4	79.7	82.0	85.9	99.0	83.6	89.7	83.4

Gross profit	22.4	20.2	15.6	20.3	18.0	14.1	1.0	16.4	10.3	16.6

Expenses
Sales and marketing	7.7	8.4	7.0	7.9	6.7	6.8	10.1	6.1	7.4	7.0
Research and development	1.5	1.7	1.4	0.8	1.3	1.4	2.0	1.9	4.2	3.6
General, administrative and ops	9.2	9.9	8.3	11.9	9.6	9.8	14.5	9.4	10.5	9.4

Total operating expenses	18.4	20.0	16.7	20.7	17.6	18.0	26.6	17.3	22.1	20.0

Operating profits/(loss)	4.0	0.2	(1.1)	(0.4)	0.4	(3.9)	(25.7)	(0.9)	(11.7)	(3.4)

Other income/(expense)
Other income — net	(0.1)	0.1	0.3	0.5	(0.0)	(0.2)	(0.2)	(0.0)	0.4	(0.2)
Interest and financing costs	(0.4)	(0.1)	(0.2)	(0.3)	(0.4)	(0.4)	(0.4)	(0.4)	(0.7)	(1.0)

Profit/(Loss) before tax	3.5	0.2	(1.0)	(0.2)	0.0	(4.4)	(26.3)	(1.3)	(12.1)	(4.6)
Tax (expense) benefit	(1.2)	(0.1)	3.0	0.7	(0.0)	1.1	(1.3)	(0.1)	0.0	—

Retained profit/(loss)	2.3%	0.2%	2.0%	0.5%	0.0%	-3.4%	-27.7%	-1.4%	-12.1%	-4.6%

          Net Sales. Our net sales had increased each quarter from May 31, 2007 to August 31, 2009 primarily due to increases in unit volumes and the impact of acquisitions. The decrease in the quarter ended November 30, 2008 of $6.6 million was due primarily to a significant decrease in the cost of memory components as well as an overall downturn in the global economy. The increase in the quarter ended February 28, 2009 of $5.9 million was primarily due to a partial recovery of memory component prices as well as increased unit sales due to the Christmas season. The decrease in net sales in the quarter ended May 31, 2009 of $5.3 million was primarily due to the working capital constraints which did not allow us to purchase all the components necessary to fill demand while the increase in net sales in the quarter ended August 31, 2009 of $2.0 million was primarily due to additional working capital being available from new financing arrangements in that quarter to support sales.
          Cost of Revenue. Cost of revenue fluctuated from quarter to quarter depending on the level of net sales, costs of memory components, product mix and unit volume. Costs of sales as a percentage of net sales gradually increased from 77.6% to 83.4% for the quarter ended May 31, 2007 to August 31, 2009 which was primarily due to a decrease in lower average selling prices of products due to falling prices of memory components. The increase of cost of revenue as a percentage of sales in the quarter ended November 30, 2008 to 99% was primarily due to a precipitous drop of average selling prices of products in that quarter as well as an overall downturn in the global economy. The increase of cost of revenue as a percentage of sales for the quarters ended February 28, 2009, May 31, 2009 and August 31, 2009 has been partially due to our purchasing of memory components from third party intermediaries which charge higher prices than if purchased directly from manufacturers. The reason we purchased from such third party intermediaries is that we can often get credit terms from third party intermediaries and we did not have the working capital required to purchase all our memory component requirements from manufacturers.
          Sales and Marketing Expenses. Sales and marketing expenses increased in the four quarters ended February 29, 2008 but declined in the quarter ended May 31, 2008. The sales and marketing expense increases in the four quarters ended February 29, 2008 were primarily due to increase expenditures of marketing programs to support the sales growth in those quarters while the decrease in the quarter ended May 31, 2008 was primarily due to a reduction of certain programs because of our concerns over falling gross profits. Sales and marketing expenses for the quarters ended August 31, 2008 and November 30, 2008 increased $334,000 and $700,000 respectively over the prior quarters due to the marketing of new product lines. In the quarter ended February 28, 2009 sales and marketing expenses were reduced by $1.1 million to allocate more cash to the purchasing of memory components. Sales and marketing expenses remained relatively flat in the two quarters ended May 31, 2009 and August 31, 2009 in terms of absolute dollars. Sales and marketing expenses as a percentage of net sales vary from quarter to quarter primarily due to changes in sales and marketing programs used to support sales.
          Research and Development Expenses. Research and development expenses have increased steadily from $370,000 in the quarter ended May 31, 2007 to $1.37 million in the quarter ended August 31, 2009. As a percentage of sales, research and development costs have increased from 1.5% in the quarter ended May 31, 2007 to 3.6% in the quarter ended August 31, 2009. These increases are due to our increased emphasis on the development of new products and in particular our solid state drive products. Research and development expenses quarterly variations have also occurred because of timing associated with new product introductions and reimbursed engineering expenses.
          General, administrative and operations. General, administrative and operations generally increased from the quarter ended May 31, 2007 to the quarter ended August 31, 2008 as we increased headcount and our administrative and operation infrastructure to support the 74% increase in sales over that period of time. The increase in general administrative and operations for the quarter ended November 30, 2008 of $1.1 million from the quarter ended August 31, 2008 was primarily due to increased bad debt write offs and inventory write downs. The decrease in general administrative and operations from the quarter ended February 28, 2009 to the quarter ended August 31, 2009 of $314,000 was primarily due to the lower regulatory costs from delisting off the AIM Market of the London Stock Exchange in April 2009.
Liquidity and Capital Resources
          Since our inception, we have historically not generated cash from operations and have relied upon funds from equity offerings, primarily on the London Stock Exchange’s Alternative Investment Market in accordance with Regulation S, and, as we have grown, receivable financing.
          Operating Activities. Net cash used by operating activities was $1.32 million for the six months ended August 31, 2008 and $0.18 million for the six months ended August 31, 2009. The increase in net cash was due primarily to a $9.1 million decrease in accounts receivable, a $7.4 million decrease in inventory offset by $4.7 million of additional operating losses, a $9.8 million decrease in accounts payable and a $1.0 million decrease in accrued expenses. The decrease in accounts receivable and inventory was due to better inventory management during the period. The decrease in accrued expenses was due to a decrease in sales incentive and rebate programs.
          Net cash used by operating activities was $11.4 million, $9.9 million and $1.0 million for fiscal years ended December 31, 2006, February 29, 2008 and February 28, 2009, respectively. Net cash used by operating activities for the fiscal year ended December 31, 2006 was primarily due to an increase of $11.6 million of accounts receivable and an increase of $1.9 million of inventory partially offset by an increase in an accounts payable of $2.9 million. Net cash used by operating activities for the fiscal year ended February 29, 2008 was due primarily to increases in inventories of $10.5 million, in accounts receivable of $7.4 million, and in prepaid expenses of $2.1 million, partially offset by an increase in accounts payable of $7.6 million, and net income of $1.4 million. Net cash used by operating activities for the fiscal year ended February 28, 2009 was due primarily to increases in accounts payable of $12.3 million and prepaid expenses of $0.98 million partially offset by an increase in accounts receivable of $3.5 million and inventory of $2.0 million. The increases in accounts receivable, inventory and accounts payable for fiscal years ended February 29, 2008 and February 28, 2009 were primarily due to higher sales levels, while increases in accounts payable was due to the ability to negotiate longer payment terms and an increase in the sales mix of power supplies which have longer payment terms. We anticipate that accounts receivable, inventory and accounts payable will continue to increase to the extent we continue to grow our product line and our business.

          Investing activities. Net cash used by investing activities was $0.7 million for the six months ended August 31, 2008 and $0.66 million for the six months ended August 31, 2009. The increase in purchasing activity was primarily due to$0.05 million lower purchases of fixed assets in the six months ended August 31, 2009 versus the six months ended August 31, 2008.
          Net cash used by our investing activities was $0.8 million, $9.3 million and $2.2 million for fiscal years ended December 31, 2006, February 29, 2008 and February 28, 2009, respectively. Of these amounts, $ $0.78 million, $1.5 million and $1.7 million in fiscal years ended December 31, 2006, February 29, 2008 and February 28, 2009, respectively, were related to the purchase of fixed assets including those needed to support our growth and establishment of a warehouse and manufacturing facility in Taiwan. In the fiscal year ended February 29, 2008, we used $7.8 million for the acquisitions of PC Power and Cooling, Inc. and Silicon Data Inc., doing business as Hypersonic PC Systems. The expansion of our manufacturing capability has to date not been capital intensive as our internal manufacturing has historically been limited to assembly and test while board level assembly was outsourced. In August 2008, we acquired our first surface mount technology (SMT) line as a beginning to move memory module manufacturing in-house. We expect to make additional capital investments in the future to expand this in-house manufacturing as well as our assembly and test capabilities. We will also invest in our infrastructure in order to improve our controls and procedures as part of growing our business and meeting regulatory requirement associated with being a public company.
          Financing activities. Net cash provided by our financing activities was $13.6 million, $19.9 million and $2.4 million for fiscal years ended December 31, 2006, February 29, 2008 and February 28, 2009, respectively. Cash provided by financing activities in fiscal years ended December 31, 2006 and February 29, 2008 was primarily from common stock offerings on AIM in accordance with Regulation S of approximately $10.1 million in June 2006, $15.3 million in May 2007 as well as increases in bank loans of $3.8 million in the fiscal year ended December 31, 2006 and an additional increase in bank loans of $3.8 million in fiscal year ended February 29, 2008. Cash provided by financing activities for fiscal year ended February 28, 2009 was primarily due to increases in bank loans of $2.5 million.
          Other factors affecting liquidity and capital resources
          We have historically not generated cash from funds generated from operations and have relied upon equity offerings and debt financing such as receivable factoring, increased trade terms from vendors, and bank lines of credit as we have grown. In July 2009, we entered into a Sale of Accounts and Security Agreement with Faunus Group International, Inc, pursuant to which we may factor our foreign receivables up to $8 million in the aggregate (as amended, the “FGI Agreement”). We have entered into a Loan and Security Agreement with Silicon Valley Bank dated as of July 2009 (as amended, the “SVB Agreement” and collectively with the FGI Agreement, the “Factoring Loan Agreements”) to factor all our domestic receivables up to $10 million in the aggregate. The SVB Loan Agreement also caps the aggregate debt under both Factoring Loan Agreements to $14 million. Under the Factoring Loan Agreements we have guaranteed our obligations thereunder and have pledged substantially all of our assets as security. As of August 31, 2009, the outstanding loan balances under the Factoring Loan Agreement was $10.3 million in the aggregate. In order to provide some bridge financing as these new financing arrangements were established, in August 2009 we borrowed $500,000 from our CEO, Ryan Petersen, at 7.5% interest. The loan is repayable in equal installments in February 2010 and September 2010. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.
          We expect to experience continued growth in our working capital requirements as we continue to expand our business. We cannot assure that we will find additional debt or equity financing allowing us to grow. We intend to fund this continued expansion through cash generated by operations, increased debt facilities, and proceeds from any equity offerings. We anticipate that working capital will constitute a material use of our cash resources.
          The SVB Agreement was a result of renegotiation with Silicon Valley Bank and replaced our prior agreement with them.   Since we entered into this new agreement, we have not failed to comply with any of its requirements.  However, under our prior agreement, we had certain measures of financial performance that we were required to meet and, on occasion, with which we were unable to comply. In February through May of 2009, we did not meet a minimum required threshold as set forth in the original Silicon Valley Bank agreement for a financial performance ratio called a ‘quick ratio’  which is the ratio of our cash, marketable securities and accounts receivable divided by our liabilities, and Silicon Valley Bank granted us a waiver for these months.  In addition, in May 2009, we did not meet a threshold requirement for a minimum amount of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Silicon Valley Bank also granted us a waiver in this instance as well.  Although the ‘quick ratio’ test remains in our current SVB Agreement, this agreement does not contain a requirement of a minimum amount of EBITDA.
The SVB Agreement also has a number of other requirements, also called covenants, with which we are required to comply, including among other things:
•	delivery of monthly and annual financial statements;

•	tax, deposit account and insurance requirements;

•	restrictions on our ability to complete dispositions, debt incurrence, distributions, investments, liens, mergers and acquisitions; and

•	certain financial covenants that are tested on a monthly basis.
The FGI Agreement has a number of covenants with which we are required to comply, including among other things:
•	delivery of monthly and annual financial statements;

•	giving notice if we have a material adverse change and under other circumstances; and

•	restrictions on our ability to complete dispositions, debt incurrence, distributions, investments and other liens.

          Our long-term future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support our product development efforts, the expansion of sales and marketing activities, the timing of our introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.
Recently Issued Accounting Standards
          FIN 48. In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS no. 109 (“FIN 48”). FIN 48 prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes. Specifically FIN 48 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. FIN 48 is effective for years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on our financial statements. As at the appropriate balance sheet dates we did not have any examinations by an appropriate taxing authority ongoing, and are not aware of any uncertain tax positions in any of the jurisdictions in which we operate.
          SFAS No. 141 (revised). In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised) (“SFAS 141(R)”), Business Combinations. The standard changes the accounting for business combinations by requiring that an acquiring entity measure and recognize identifiable assets acquired and liabilities assumed at the acquisition date fair value with limited exceptions. The changes include the treatment of acquisition-related transaction costs, the valuation of any non-controlling interest at acquisition date fair value, the recording of acquired contingent liabilities at acquisition date fair value and the subsequent re-measurement of such liabilities after the acquisition date, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals subsequent to the acquisition date, and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The accounting treatment related to pre-acquisition uncertain tax positions will change when SFAS 141(R) becomes effective, which will be in the first quarter of the our fiscal year ending February 28, 2010. At such time, any changes to the recognition or measurement of uncertain tax positions related to pre-acquisition periods will be recorded through income tax expense, whereas currently the accounting treatment would require any adjustment to be recognized through the purchase price. We are assessing the impact of SFAS 141(R) to our future consolidated financial statements.
          SFAS No. 157. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. SFAS 157 does not expand or require any new fair value measures. The provisions of SFAS 157 are to be applied prospectively and are effective for financial statements issued for fiscal years beginning after November 15, 2007. We have adopted SFAS 157, and such adoption has not had a material impact on our consolidated results of operations and financial position.
Off-Balance Sheet Arrangements
          We do not have any off-balance sheet arrangements.
Contractual Obligations
           The following table summarizes our outstanding contractual obligations as of February 28, 2009:

Payments due by period
							Beyond
(in thousands)	Total	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015
Long-term debt obligations	N/A
Capital lease obligations	N/A
Operating lease obligations	$1,610	$635	$622	$340	$13	—	—
Other long-term liabilities reflected on the balance sheet under GAAP	N/A

Total	$1,610	$635	$622	$340	$13	—	—

Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Exchange Risk
      Although the functional currency of our foreign offices is their local currency, we bill almost all of our sales for our products in U.S. dollars. Accordingly, our results of operations and cash flows are subject to a limited extent to fluctuations due to changes in foreign currency exchange rates. In the event our foreign sales and expenses increase, and we also increase our sales denominated in currencies other than U.S. dollars, our operating results may be more affected by fluctuations in the exchange rates of other currencies. The volatility of applicable rates are dependent on many factors that we cannot forecast with reliable accuracy. At this time we do not, but we may in the future, invest in derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk.
Interest Rate Sensitivity
     Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, because our interest income historically have been negligible, we believe that there is no material risk of exposure.
Item 3. Properties.
     We lease the following properties:

Property	Square Feet	Lease Expiration	Property Uses
6373 San Ignacio Avenue	41,000	July 31, 2011	-Corporate Headquarters
San Jose, California, USA			-General, administrative, sales and marketing office
			-Research and Development
			-Warehouse
160 Konrad Crescent, Unit #1,	3,375	June 30, 2010	-Sales and marketing office
Markham, Ontario, Canada			-Warehouse
Kleveringweg 23, Unit 6	3,229	May 31, 2010	-Sales and marketing office
Delft, The Netherlands			-Warehouse
16F-3, No. 700, Chung Cheng	2,334	August 31, 2009	-Sales and marketing office
Road			-Research and Development
Chung Ho City, Taipei County			-Purchasing
Taiwan, 235, RoC
No. 165, Changrong Road,	40,920	June 15, 2011	-Research and Development
Lujhu Township, Taiwan RoC			-Manufacturing
			-Warehouse
5995 Avenida Encinas, Suite 101	13,031	March 31, 2012	-Research and Development
Carlsbad, California, USA			-Warehouse
Item 4. Security Ownership of Certain Beneficial Owners and Management.
     Set forth below, as of the date of this filing, are (i) all persons (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) who we know to be the beneficial owner of more than 5% of our common stock and the number of shares they beneficially own and (ii) each of the directors, each of the executive officers and all directors and executive officers as a group and the number of shares they beneficially own. The numbers set forth below give effect to the 2.5-for-1 reverse stock split that occurred in September 2009. As of September 25, 2009, 21,278,642 shares of our common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of our common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.

     Unless otherwise indicated, all persons named below can be reached at OCZ Technology Group, Inc., 6373 San Ignacio Avenue, San Jose, California 95119.

	Number of Shares
	Beneficially
Name and Address of Beneficial Owner(1)	Owned(2)	Percent(3)
Cim Investment Management(4) 1 Regent Street London SW1Y 4NS United Kingdom	1,400,000	6.58%
Arthur Armagast(4)	4,068,800	19.12%
Ryan Petersen(5)	5,000,000	23.50%
Kerry T. Smith(6)	207,015	*
Alex Mei(7)	350,000	1.63%
Justin Shong(8)	120,000	*
Quentin Solt(9)	280,458	1.32%
Directors and executive officers as a group (5 persons)(10)	5,957,473	27.38%

*	Represents less than 1% of the issued and outstanding shares of our common stock as of September 25, 2009.

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of their options. Except as otherwise noted, options granted under the OCZ Technology Group, Inc. 2004 Stock Incentive Plan are immediately exercisable, subject our right to repurchase unvested shares upon termination of employment or other service at a price equal to the option exercise price.

(3)	Calculated on the basis of 21,278,642 shares of common stock outstanding as of September 25, 2009 provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after the date of this filing are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

(4)	Mr. Sigurjon Magnusson exercises share voting and investment power with respect to our shares held by Cim Investment Management.

(5)	Includes 2,400,000 shares held by Pearl Investments LLC. Mr. Armagast has sole voting and dispositive power with respect to these shares. Also includes 1,468,800 shares held by The Arthur P. Armagast Trust and 200,000 shares held by The Christine Armagast Trust. Mr. Armagast is the trustee of both trusts.

(6)	Includes 4,787,142 shares held by the Petersen Family Trust and 212,858 shares held by the Ryan Petersen Annuity Trust. Mr. Petersen, as trustee of these trusts, has voting and dispositive power over these securities.

(7)	Mr. Smith is entitled to purchase 200,000 shares of our common stock, in addition to the 7,015 which he currently owns.

(8)	Includes 320,000 shares subject to immediately exercisable options, of which 195,750 shares will be vested within 60 days after the date of this filing.

(9)	Includes 120,000 shares subject to immediately exercisable options, of which 38,333 shares will be vested within 60 days after the date of this filing.

(10)	Includes 60,000 shares subject to immediately exercisable options, of which 44,375 shares will be vested within 60 days after the date of this filing.

(11)	Includes 700,000 shares subject to immediately exercisable options, of which 478,458 shares will be vested within 60 days after the date of this filing.

Item 5. Directors and Officers.
MANAGEMENT
Executive Officers and Directors
     Set forth below are the names, ages, tenure with us, and positions of those persons who are our executive officers and directors. Each director serves for a three-year term expiring at the annual meeting of stockholders in the year indicated in the section titled “Composition of the Board of Directors” below.

Name	Age	Position(s)	Director/Officer Since
Ryan Petersen	34	Chief Executive Officer and Director	2002
Kerry T. Smith	47	Chief Financial Officer and Director	2009
Alex Mei	34	Executive Vice President, Chief Marketing Officer	2004
Justin Shong	41	Senior Vice President of Sales	2007
Quentin Solt	44	Director	2006
Executive Officers and Directors
     Ryan Petersen has served as Chief Executive Officer and a member of our Board of Directors (the “Board”) since founding OCZ in 2002. Mr. Petersen is the inventor or co-inventor of much of OCZ’s proprietary technology.
     Kerry T. Smith has served as our Chief Financial Officer and a member of our Board since March 2009. Mr. Smith joined us in January 2009 as our Executive Vice President, Corporate Development and General Counsel. Mr. Smith previously was a corporate and securities partner with the international law firm of DLA Piper (US) LLP from January 2006 until December 31, 2008. From April 2002 until January 2006, he was a corporate and securities partner with Pillsbury Winthrop Shaw and Pitman LLP. Mr. Smith also spent several years in public accounting and holds a CPA certificate (inactive). He is licensed to practice law in California and Illinois. Mr. Smith holds a B.S. in Accountancy from the University of Illinois, Urbana-Champaign and a J.D. from Loyola University School of Law.
     Alex Mei became our Executive Vice President, Chief Marketing Officer and Director in February 2006 responsible for our branding, product launches, channel support, and public relations. From October 2004 to February 2006, Mr. Mei served as our Senior Vice President of Marketing. Mr. Mei also served as one of our directors from April 2007 to July 2009. From 1999 to 2003, Mr. Mei served as global marketing manager of First International Computer Inc. Mr. Mei also serves as Chief Executive Officer and Editor-in-Chief of TackleTour LLC, a privately held company. Mr. Mei holds a B.S. in Marketing Management from California Polytechnic State University, San Luis Obispo.
     Justin Shong has served as our Senior Vice President of Sales since 2007. Mr. Shong is responsible developing sales strategies for the consumer and commercial markets, as well as providing leadership to global sales team. Mr. Shong has more than 20 years of experience in the technology industry, 15 of which have been spent in executive sales roles. From September 2005 to December 2007, he served as Vice President of Sales for GBH Communications, a leading video conferencing provider. From August 2003 to September 2005, he was National Sales Manager at Acer America Corporation, a leading global PC manufacturer, and was responsible for all sales of Acer products into the US market. Prior to that, he served in various senior management and sales roles at companies such as Quantum3D, Savoir Technologies, Avnet, Synnex, SGI, and Western Micro Technologies. Mr Shong obtained his B.S. and MBA degrees from Santa Clara University.

Outside Director
     Quentin Solt has served as a member of our Board since June 2006. Mr. Solt is an English solicitor who trained with Pinsent & Co. in Birmingham. From 1990 to 2002, Mr. Solt worked at the London law firm of Berwin Leighton Paisner, where he became a partner and head of the technology corporate finance team. For the past seven years he has been self-employed, providing legal and business advisory services. Mr. Solt was one of the founders and is currently a non-executive director of Eurovestech plc, a technology investment company which is admitted to trading on AIM. Mr. Solt holds a degree from the College of law, Guildford, and a Bachelor of Laws from Birmingham University.
     None of our directors, nominees for director or executive officers were selected pursuant to any arrangement or understanding, other than with our directors and executive officers acting within their capacity as such. There are no family relationships among our directors or executive officers and, other than as set forth above, as of the date hereof, no directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940. Officers serve at the discretion of the Board.
     There are no family relationships among any of our directors or executive directors.
Composition of the Board of Directors
     The size of our Board is set at five directors, and our Board is currently comprised of three directors and two vacancies. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time by resolution of the board. All directors will hold office until the expiration of the term of which elected and until their respective successors are elected, except in the case of death, resignation or removal of any director.
     Our board of directors is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.
     The name, term and position on committees of our Board, if any, are as follows:

	Term Expires at the
	Annual Meeting of	Audit	Remuneration
Director	Stockholders in:	Committee	Committee
Quentin Solt	2009	Sole member	Sole member
Ryan Petersen	2010
Kerry T. Smith	2011
Board Committees
     Our Board has established the following committees: an Audit Committee and a Remuneration Committee. Our Board may, from time to time, establish other committees. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

     Audit Committee
     Our Audit Committee oversees our corporate accounting and financial reporting process and assists the Board in monitoring our financial systems and our legal regulatory compliance. Our Audit Committee will also:
oversee the work of our independent auditors;
approve the hiring, discharging and compensation of our independent auditors;
review the qualifications and independence of our independent auditors; monitor the rotation of partners of the independent auditors on our engagement team as required by law;
review our financial statements and review our critical accounting policies and estimates’;
review the adequacy and effectiveness of our internal control policies and procedures;
review and discuss with management and the independent auditors the results of our annual audits, our quarterly financial statements and our publicly filed reports;
prepare our Audit Committee report if required by any government agency.
     Currently, Quentin Solt is the sole member of our Audit Committee. Our Board has concluded that the composition of our Audit Committee meets the requirements for independence under the rules and regulations of the SEC.
     Remuneration Committee
     Our Remuneration Committee reviews and recommends policy relating to compensation and benefits of our officers and directors, administers our stock option and benefit plans and reviews general policy relating to compensation and benefits. Duties of the Remuneration Committee include:
reviewing and approving compensation of our executive officers, including their annual base salary, annual incentive bonuses, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensations or arrangements;
reviewing and approving corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers;
evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives;
setting compensation of the chief executive officer and other executive officers;
administering the issuance of stock options and other awards to executive officers and directors under our stock plan;
reviewing and evaluating, at least annually, the performance of the Remuneration Committee and its members, including compliance of the Remuneration Committee with its charter;
preparing the compensation committee report if required by any government agency.
     Currently, Quentin Solt is the sole member of our Remuneration Committee. Our Board has concluded that the composition of our Remuneration Committee meets the requirements for independence under the rules and regulations of the SEC.
Compensation Committee Interlocks and Insider Participation
     Currently, no member of our Remuneration Committee is or has been a current or former officer or employee of ours or had any related person transaction involving us. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers serviced as a director or member of our Remuneration Committee during the fiscal year ended February 28, 2009.

Conflicts of Interest
     Certain of our officers and directors may be directors and/or principal stockholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, our officers and directors may in the future participate in business ventures, which could be deemed to compete directly with us. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event our officers or directors are involved in the management of any firm with which we transact business. Our Board has adopted a policy that OCZ will not seek a merger with, or acquisition of, any entity in which management serves as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board could elect to change this policy, it has no present intention to do so.
Code of Business Conduct and Ethics
     Prior to the effectiveness of this Form 10, we expect to adopt a code of business conduct and ethics that is applicable to all of our employees, officers and directors.
Item 6. Executive Compensation.
     The following discussion and analysis of compensation arrangements of our named executive officers for 2008 and 2009 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.
     This section discusses the principles underlying our policies and decisions with respect to the compensation that are paid or awarded to, or earned by, or paid to our “named executive officers,” who consist of our principal executive officer, principal financial officer, and the three other most highly compensated executive officers. For 2009, the named executive officers were:
▪	Ryan Petersen, CEO and President

▪	Kerry T. Smith, Chief Financial Officer(1)

▪	Arthur Knapp, former Chief Financial Officer(2)

▪	Alex Mei, Chief Marketing Officer

▪	Justin Shong, Sr. Vice President of Global Sales

(1)	Mr. Smith became our Chief Financial Officer in March 2009. From January 1, 2009 to March, 2009, Mr. Smith was our Executive Vice President and General Counsel.

(2)	Mr. Knapp resigned as our Chief Financial Officer in March 2009.

Overview; Objectives
     The Remuneration Committee of our board of directors has overall responsibility for the compensation program for our executive officers. The board appoints members of the Remuneration Committee, none of whom is executive officer of our company.
     We have created a compensation program that includes short-term and long-term components, and cash and equity elements that we believe will provide appropriate incentives to reward our executives and help to achieve the following objectives:
          ▪ Attract and retain talented and experienced executives;
          ▪ Motivate and reward executives whose knowledge, skills and performance are critical to our success;
          ▪ Align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;
          ▪ Compensate our executives to manage our business to meet our long-range objectives; and
          ▪ Ensure that total compensation is fair, reasonable and competitive.
     Our executive compensation program provides for the following elements:
          ▪ Base salaries, which are designed to allow us to attract and retain qualified candidates in a highly competitive market;
          ▪ Variable compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy;
          ▪ Equity compensation, principally in the form of stock options, which are granted to incentivize executive behavior that results in increased stockholder value;
          ▪ A benefits package that is available to all of our employees; and
          ▪ Post-termination compensation.
A detailed description of these components is provided below.
Elements of Our Executive Compensation Program
     Base Salary. We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive’s job. We believe our base salaries are set at levels that allow us to attract and retain executives in competitive markets.
     Variable Pay. Our variable pay compensation, in the form of an annual cash bonus, is intended to compensate our executives for meeting our corporate objectives and their individual performance objectives and to incentivize our executives to meet these objectives. In addition, our variable pay compensation is intended to reward and incentivize our executives for exceeding their objectives. These objectives may be both financial and non-financial and may be based on company, divisional or individual performance. Bonuses for our named executive officers (other than bonuses we are contractually obligated to pay under employment agreements or arrangements) are currently determined on a case-by-case basis by the Remuneration Committee based on a mix of company and individual performance objectives.

     Equity-Based Compensation. Our equity-based compensation is intended to enhance our ability to retain talent over a longer period of time, to reward longer-term efforts that enhance future value, and to provide executives with a form of reward that aligns their interests with those of our stockholders. Executives whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation. Executives typically receive an equity award in the form of a stock option that vests over a period of time upon commencement of their employment. Thereafter, they may receive additional awards from time to time as the Remuneration Committee determines consistent with the objectives described above. Our Remuneration Committee expects to make annual equity compensation awards to our executives in amounts that are competitive with awards then being made by comparable companies with whom we compete for talent.
     Benefits. Our benefits, such as our basic health benefits and 401(k) plan are intended to provide a stable array of support to executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. We currently do not provide any marching contributions made to our 401(k) plan.
     Post-Termination Compensation. We have entered into employment agreements with certain executives to provide for specific payments and benefits to such executives in the event of termination of employment. These severance benefits were generally intended to match what is provided by our competitors and also intended to provide compensation while the officer searches for new employment after experiencing termination without “cause” and upon resignation for “good reason.” Such post-termination compensation is also intended to minimize the distraction caused by a potential transaction involving a change in control and reduce the risk that an executive would leave his employment before a transaction is consummated. We believe that providing such severance protection for certain named executive officers is an important retention tool that is necessary in the competitive marketplace for talented executives. We believe that the amounts of these payments and benefits and the periods of time during which they would be provided are fair and reasonable.
Determining the Amount of Each Element of Compensation
     Overview. The amount of each element of our compensation program is determined by our Remuneration Committee on an annual basis taking into consideration our results of operations, long and short-term goals, individual goals, the competitive market for our executives, the experience of our Remuneration Committee members with similar stage companies and general economic factors. In 2008, the Remuneration Committee reviewed certain survey data purchased from the Employers Group relating to executive compensation at various companies, which are classified according to their numbers of employees. The Remuneration Committee also studied data on executive compensation adopted at a peer group companies, including the following companies:
▪	Staktek Holdings, Inc.

▪	Mindspeed Technologies, Inc.

▪	STEC, Inc.

▪	Silicon Storage Technology, Inc.
     The peer group companies were selected because they were either of a similar size or in a similar business to us at the time of the study and the Remuneration Committee considered them to be high-performing technology companies who are competing with us from the similar pool of talented and experienced executives.

     The Remuneration Committee also studied compensation data from Salary.com and compared such data with our then existing compensation figures for our executive officers.
     In addition to these data, our chief executive officer provides input to the Remuneration Committee on the performance and compensation levels of our executives, other than himself. Once the level of compensation is set for the year, the Remuneration Committee may revisit its decisions if there are material developments during the year, such as promotions, that may warrant a change in compensation. After the year is over, the Remuneration Committee reviews the performance of the executive officers and key employees to determine the achievement of variable pay targets and to assess the overall functioning of our compensation plans against our goals.
     We believe it is essential to attract and retain experienced and proven performers. Accordingly, the Remuneration Committee seeks to set the base salary and total compensation of our executive, including the named executive officers, at approximately the average of the compensation of similarly-situated executives in comparable companies in our industry with whom we directly compete in our hiring and retention of executives. However, the Remuneration Committee has the authority to approve position specific compensation packages that are above or below this level based on the executive’s specific experience, knowledge, skills, education, performance and importance to the business. In addition to these factors, the committee also considers comparative compensation of our other officers when determining an individual’s actual pay level.
     We do not have any pre-established program for bonuses. Bonuses are determined from time to time on a case by case basis. Likewise, we do not have a formalized policy, including any pre-set formula, in allocating stock options to executives as a group or to any particular executive.
     Base Pay. Our Remuneration Committee reviews our executives’ base salaries on an annual basis taking into consideration the factors described above as well as changes in position or responsibilities. In the event of material changes in position, responsibilities or other factors, the Remuneration Committee may consider changes in base pay during the year.
     In calendar 2008, our Remuneration Committee determined that in general the annual cash compensation amounts for all of our named executive officers were substantially below the average compensation for comparable officers of the peer group companies or the broader survey sample. Compensation received by our chief executive officer, our then chief financial officer and vice president of marketing were below the Salary.com average figures by 31%, 29% and 25%, respectively. The remuneration recommended, and the board adopted, the following increases in base salary of our executives for fiscal 2009:

				Percentage
Name	2008 Base Salary	2009 Base Salary	Dollar Increase	Increase
Ryan Petersen	$250,000	$325,000	$75,000	30%

Kerry T. Smith	—	$400,000	—	—

Arthur Knapp	$150,000	$205,000	$55,000	37%

Alex Mei	$155,000	$205,000	$50,000	32%

Justin Shong	$165,000	$165,000	—	—
      For the fiscal year ended February 29, 2008, it was shown that Mr. Petersen’s then base salary was substantially lower than the average figure for a comparable company based on any of the categories - employment size, gross revenue, or type of ownership (i.e., private company). Mr. Petersen’s then base salary of $250,000 was substantially lower than the base salary for any chief executive officer at any of the peer group companies referenced above, which averaged approximately $354,000, with this figure adjusted for inflation for comparison purposes since the data from these peer group companies was two to three years old. Further, based on the figures tabulated by Salary.com, Mr. Petersen’s base salary was significantly lower than the average amount for his counterparts at comparable companies, which averaged $376,000. The average of the two comparison indices was $365,000. From its salary reviews, the Remuneration Committee recommended, and the Board adopted, an increase in Mr. Petersen’s salary for the fiscal year ended February 28, 2009 $325,000 such that his base salary would be closer to (though still lower by 11% than) the average figure provided by Salary.com and certain other compensation surveys.
     Mr. Smith’s compensation was pre-determined under the terms of his employment agreement with us.
     Similar to that of Mr. Petersen’s, Mr. Knapp’s base salary during the fiscal year ended February 29, 2008 was significantly lower than the average figure for his counterparts at other comparable companies, whether based on employment size, gross revenue, or type of ownership, and whether the data were compiled by or obtained from the Employers Group, the above referred peer group companies or Salary.com. Based on these analyses, the Remuneration Committee recommended, and the Board adopted, an increase in Mr. Knapp’s base salary starting from the beginning of the fiscal year that ended February 28, 2009, such that Mr. Knapp’s base salary would be closer to the average figure provided by Salary.com.
     In the case of Mr. Mei, the Remuneration Committee determined that, based on compensation data obtained from the Employers Group, his base salary was in line with the average base salary for chief marketing executives at other companies having the same range of employees. However, his base salary was substantially lower than the average figure for his counterparts based on data compiled by Salary.com. The Remuneration Committee recommended, and the Board adopted, an increase in Mr. Mei’s base salary starting from the beginning of the fiscal year that ended February 28, 2009, such that Mr. Mei’s base salary would be more in line with the average figure compiled by Salary.com.
     In the case of Mr. Shong, the Remuneration Committee determined that his base salary was slightly more than the average base salary for his counterparts at other similar companies, based on compensation data obtained from the Employers Group, but was less than the average figure for those with similar responsibilities at other companies, based on compensation data compiled by Salary.com. Based on these analyses, the Remuneration Committee concluded that no adjustments to Mr. Shong’s base salary was necessary.
     Variable Pay; Bonuses.
     In addition to base salaries, annual cash bonus opportunities have been awarded to our named executive officers when our Remuneration Committee and board of directors have determined that such an incentive is necessary to align our corporate goals with the cash compensation payable to an executive.
     Generally, each year the Remuneration Committee considers paying our executives an annual cash bonus. However, we do not have a bonus plan and we do not establish corporate objectives or individual performance objectives against which an executive is subsequently reviewed. Accordingly, bonuses for our named executive officers (other than bonuses we are contractually obligated to pay under employment agreements or arrangements) are currently determined on a case-by-case basis by the Remuneration Committee based on their subjective assessment of an individual’s performance within our organization during the past year, as well as the our company’s overall financial performance and the availability of cash with which we are able to pay bonuses.. We do not have a set formula or measure performance against pre-established targets to determine bonus amounts for our executives.
     Based on this general approach, in 2008, the Remuneration Committee granted Messrs. Petersen and Knapp bonuses of $3,000 and $4,500, respectively. In the same year, the Remuneration Committee granted Mr. Mei a $6,000 bonus and a discretionary award of $100,000 in recognition of his individual performance in executing our marketing and branding programs.
     For Mr. Shong, part of his cash compensation has been commission, which is calculated based on a percentage of sales generated by him in a given period. In 2008 and 2009, we paid Mr. Shong $8,750 and $89,880, respectively, all of which were commission, and none of which was discretionary. Other than making a commission payment to Mr. Shong, we did not pay a discretionary bonus in 2009.

     Equity Compensation
     In fiscal years 2008 and 2009, we did not grant any options to our named executive officers. Options granted to executives and other employees generally vest over a period of four years, with 1/4 of the shares vesting on the one-year anniversary of the begin vesting date, which is typically the first date of the calendar month following the date of grant, except for new hires whose begin vesting date is typically the date of hire, and in either case with 1/48 of the shares vesting at the end of each month period thereafter. Our Remuneration Committee does not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, our Remuneration Committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. Our Remuneration Committee typically makes annual grants of equity awards, if any, to our employees in connection with its annual review of our employees’ compensation and then throughout the year, for new hires, promotions or other changes that may warrant additional grants.

          The following table provides information concerning options outstanding as the fiscal year ended February 28, 2009 to our named executive officers:

Option Awards (1)
Equity Incentive
Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised	Options	Option
	Options (#)	Options (#)	Unearned Options	Exercise Price	Expiration
Name	Exercisable	Unexercisable	(#)	($)	Date
Ryan Petersen	—	—	—	—	—
Chief Executive Officer

Kerry T. Smith (2)	—	—	—	—	—
Chief Financial Officer

Alex Mei	166,490	81,510	—	$0.63-$8.28	10/19/14 to 06/01/17
Chief Marketing Officer

Arthur Knapp (3)	111,600	50,400	—	$3-$8.28	06/14/16 and 06/01/17
Former Chief Financial Officer

Justin Shong Sr. VP of Global Sales	23,333	56,666	—	$2.50	11/29/17

(1)	Unless otherwise noted, all option grants are immediately exercisable, subject to our right to repurchase shares upon termination of employment or other service which right lapses in accordance with the vesting schedule of the option. These figures have been adjusted to reflect the 2.5-for-1 reverse stock split that took place in September 2009.

(2)	Mr. Smith became our Chief Financial Officer in March 2009.

(3)	Mr. Knapp resigned as our Chief Financial Officer in March 2009.
          Timing of Equity Awards
          Our Remuneration Committee generally grants stock options to executives and current employees from time to time during the year. With respect to newly hired employees, our practice is typically to make stock grants at the first meeting of the Remuneration Committee following such employee’s hire date. We do not have any program, plan or practice to time stock option grants in coordination with the release of material non-public information or any particular event.
          Executive Equity Ownership
          We encourage our executives to hold a significant equity interest in our company. However, we do not have specific share retention and ownership guidelines for our executives.

          Severance and Change in Control Arrangements
          Our equity incentive plan permits a potential acceleration of outstanding awards in the event that we undergo a change in control, as defined in such plans. Whether or not a particular option grant contains an acceleration provision is determined on a case-by-case basis. See “—Employment Agreements with Named Executive Officers” and “—Severance Terms and Change of Control Provisions” below for a description of the severance and change in control arrangements we have with our named executive officers. The Remuneration Committee believed that these arrangements were necessary to attract and retain our named executive officers. The terms of each arrangement were determined in negotiation with the applicable named executive officer in connection with his hiring and were not based on any set formula.
          Effect of Accounting and Tax Treatment on Compensation Decisions
          In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. While we consider the applicable accounting and tax treatment of alternative forms of equity compensation, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.
          Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and each of our next three most highly compensated executive officers, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We believe that grants of equity awards under our existing stock plans qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and therefore our Remuneration Committee has not adopted a policy requiring all compensation to be deductible. Our Remuneration Committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.
          Role of Executives in Executive Compensation Decisions
          Our Remuneration Committee generally seeks input from our chief executive officer, Ryan Petersen, when discussing the performance of and compensation levels for executives other than himself. The Remuneration Committee also works with Mr. Petersen and with our chief financial officer and the head of our human resources department in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Petersen nor any of our other executives participates in deliberations relating to his or her own compensation.

Summary Compensation Table
          The following table summarizes the compensation paid to our Chief Executive Officer, Chief Financial Officer and each of our other three most highly compensated executive officers (collectively, the “named executive officers”) for services rendered in all capacities to us during the fiscal years ended February 28, 2007, February 29, 2008, and February 28, 2009.
SUMMARY COMPENSATION TABLE

						Non-Equity
						Incentive
						Plan	All Other
				Stock	Option	Compensa-	Compen-
	Fiscal Year	Salary	Bonus	Awards	Awards	tion	sation	Total
Name and Principal Position	Ended	($)	($)(1)	($)	($)(2)	($)	($)	($)
Ryan Petersen	Dec. 31, 2006	$145,000	—	—	—	—	—	$145,000
Chief Executive Officer	Feb. 29, 2008	$250,000	$3,000	—	—	—	—	$253,000
	Feb. 28, 2009	$325,000	—	—	—	—	—	$325,000

Kerry T. Smith (3)	Dec. 31, 2006	—	—	—	—	—	—	—
Chief Financial Officer	Feb. 29, 2008	—	—	—	—	—	—	—
	Feb. 28, 2009	$66,666	—	—	—	—	—	$66,666

Alex Mei	Dec. 31, 2006	$98,140	—	—	—	—	—	$98,140
Chief Marketing Officer	Feb. 29, 2008	$155,000	$106,00 (4)	—	$84,616	—	—	$345,616
	Feb. 28, 2009	$205,000	—	—	$124,100	—	—	$329,100

Arthur Knapp(5)	Dec. 31, 2006	$89,615	$4,500	—	—	—	—	$94,115
Former CFO	Feb. 29, 2008	$150,000	$4,500		$61,358			$215,858
	Feb. 28, 2009	$205,000	—	—	$83,600	—	—	$288,600

Justin Shong	Dec. 31, 2006	—	—	—	—	—	—	—
Sr. VP of Global Sales	Feb. 29, 2008	$43,150	$8,750	—	$4,600	—	—	$56,500
	Feb. 28, 2009	$165,000	$89,882	—	$18,500	—	—	$273,382

(1)	From time to time, the Board will review quarterly results and, based on those results, will determine whether employees are entitled to receive bonuses. Historically, the Board has not set pre-established targets for bonuses.

(2)	Amounts represent the aggregate expense recognized for financial statement reporting purposes for the fiscal year ended February 29, 2009, calculated in accordance with SFAS No. 123(R) without regard for estimated forfeitures. See Stock Based Compensation in the Management’s Discussion and Analysis for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(3)	Mr. Smith joined us as our Senior Vice President and General Counsel on January 1, 2009 at a base salary of $400,000 with a guaranteed bonus of $100,000 and an additional bonus of $120,000 worth of fully vested common stock. In March 2009, Mr. Smith became our Chief Financial Officer. Mr. Smith waived his guaranteed cash bonus for 2009 and agreed to take an option for 200,000 fully vested shares in lieu of receiving a bonus of $120,000 worth of fully vested common stock.

(4)	Represents $6,000 discretionary bonus and $100,000 to recognize successful marketing and branding efforts.

(5)	Mr. Knapp resigned as our Chief Financial Officer in March 2009.

Outstanding Equity Awards at February 28, 2009
We have granted and plan to continue to grant options to purchase our common stock to executive officers, employees and other service providers. The following table provides information concerning options outstanding as the fiscal year ended February 28, 2009 to our named executive officers:

Option Awards(1)
Equity Incentive
	Number of	Number of	Plan Awards: Number
	Securities	Securities	of Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised	Options	Options
	Options (#)	Options (#)	Unearned Options	Exercise Price	Expiration Price
Name	Exercisable	Unexercisable	(#)	($)	Date
Ryan Petersen	—	—	—	—	—
Chief Executive Officer

Kerry T. Smith (2)	—	—	—	—	—
Chief Financial Officer

Alex Mei	166,490	81,510	—	$$0.63-$8.28	10/19/14 to 06/01/17
Chief Marketing Officer

Arthur Knapp (3)	111,600	50,400	—	$3-$8.28	06/14/16 and 06/01/17
Former Chief Financial Officer

Justin Shong	23,333	56,666	—	$2.50	11/29/17

(1)	Unless otherwise noted, all option grants are immediately exercisable, subject to our right to repurchase shares upon termination of employment or other service which right lapses in accordance with the vesting schedule of the option.

(2)	Mr. Smith was issued options to purchase 200,000 shares of fully vested common stock in September 2009.

(3)	Mr. Knapp resigned as our Chief Financial Officer in March 2009.
Option Exercises and Stock Vested
     None of our named executive officers exercised any options to purchase shares of common stock or acquired any shares of common stock on vesting of restricted stock during our fiscal year ended February 29, 2008 or February 28, 2009.
Pension Benefits
          We currently do not sponsor any pension benefits plan.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans
          We currently do not sponsor any nonqualified defined contribution or nonqualified deferred compensation plans.
Perquisites
          We provide our employees, including the named executive officers, with life insurance policies and payments of a portion of medical and dental insurance premiums.
Employment Agreements with Named Executive Officers
          The following information summarizes the employment agreements for our named executive officers.
          We have entered into executive employment agreements with each of our named executive officers. The executive employment agreements contain the executive officers’ initial base salaries, which may have since been increased by the Board, bonus opportunities, certain stock option grants and other employee benefits. Each of our executive officers is an at-will employee. The base salaries of each of the named executive officers are reflected in the Summary Compensation Table above. In March 2008, we implemented raises of 30% — 37% over 2007 salaries.
          Employment Agreement with Ryan Petersen
          Mr. Petersen has signed an executive employment agreement which provides for at-will employment, salary, stock options and right to participate in our employee benefit plans.
          Employment Agreement with Kerry T. Smith
          Mr. Smith is subject to an executive employment agreement that provides for at-will employment. We have agreed to pay Mr. Smith severance of 6 months of base salary plus one half of his annual bonus and cause all of his unvested shares and options to become fully vested if he is terminated without cause or he leaves for good reason, provided that he signs a general release of all claims in our favor. Additionally, we have agreed in Mr. Smith’s executive employment agreement to pay him if there is a change of control in the first year of his employment an amount equal to 6 months of base salary plus one half of his annual bonus as well as cause all of his unvested shares or options to become fully vested. Currently, Mr. Smith has no unvested shares or options.
          Employment Agreement with Alex Mei
          Mr. Mei is subject to an executive employment agreement that provides for at-will employment. We have agreed to pay severance of 3 months of base salary if he is terminated without cause, provided that he signs a general release of all claims in our favor.
          Employment Agreement with Justin Shong
          Mr. Shong is subject to an executive employment agreement that provides for at-will employment. We agree to pay Mr. Shong 3 months of salary if we terminate without cause his employment after the first anniversary but prior to the second anniversary of his employment. All of his option shares will be fully vested if there is a change of control and after which Mr. Shong terminates his employment because of a material reduction in duties or his employment is terminated within one year of such change of control other than for cause.
          Bonuses for our named executive officers are currently determined on a case-by-case basis by the Remuneration Committee based on a mix of company and individual performance objectives. The Board has in the past authorized annual bonuses to its named executive officers. We have also entered into indemnification agreements with our directors and officers. We enter into agreements with all of our employees containing confidentiality provisions.

Severance Terms and Change of Control Provisions
          Mr. Smith is subject to an executive employment agreement in which we have agreed to pay severance of 6 months of base salary plus one half of his annual bonus and cause all his unvested shares and options to become fully vested if he is terminated without cause or he leaves for good reason, provided that he signs a general release of all claims in our favor. Additionally, we have agreed in Mr. Smith’s executive employment agreement to pay him if there is a change of control in the first year of his employment an amount equal to 6 months of base salary plus one half of his annual bonus as well as cause all of his unvested shares or options to become fully vested. Currently, Mr. Smith has no unvested shares or options.
          Mr. Mei is subject to an executive employment agreement in which we have agreed to pay severance of 3 months of base salary if he is terminated without cause, provided that he signs a general release of all claims in our favor.
          Mr. Shong is subject to an executive employment agreement in which we have agreed to pay severance of 3 months of base salary if his employment relationship with us is terminated after the first anniversary but prior to the second anniversary of his employment. Additionally, all of his option shares will be fully vested if there is a change of control and after which Mr. Shong terminates his employment because of a material reduction in duties or his employment is terminated within one year of such change of control other than for cause.
           In connection with Mr. Knapp’s resignation from his position as our Chief Financial Officer, in lieu of any severance payment, we and Mr. Knapp entered into a Confidential Resignation and Consulting Agreement and General Release of Claims, dated March 13, 2009. Under this agreement, Mr. Knapp provided consulting services to us as an independent contractor for up to 30 hours per week. In exchange, Mr. Knapp received an amount equal to his base salary starting from March 31, 2009 to June 30, 2009, but without receiving any fringe benefits or participating in any benefit plans, other than health insurance. Mr. Knapp was also responsible for providing, at his own expense and in his own name, disability, liability, workers’ compensation and other business insurance as appropriate or required by law. In August 2009, Mr. Knapp was subsequently re-hired as a regular employee.
401(k) Defined Contribution Deferred Income Qualified Retirement Plan
          We have a tax-qualified employee savings and retirement plan, or 401(k) plan which generally covers our employees. The plan is intended to qualify under Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,500 in calendar year 2008) and have the amount of the reduction contributed to the plan. The plan also permits, but does not require, us to make matching contributions and profit-sharing contributions to the plan on behalf of participants. In addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the 401(k) plan provided that such employees are age 50 or older ($5,000 in calendar year 2008). As a tax-qualified plan, we generally deduct contributions to the 401(k) plan when made, and such contributions are not taxable to participants until distributed from the plan. Pursuant to the terms of the plan, participants may direct the trustees to invest their accounts in selected investment options.
2004 Stock Incentive Plan
          In December 2004, our Board adopted and our stockholders approved the 2004 Stock Incentive Plan (the “Plan”).
          Purpose. The purpose of the Plan is to offer selected providers the opportunity to acquire equity in OCZ through awards of options over common stock (which may constitute incentive stock options (and “ISO”) or non-statutory stock options (an “NSO”)) and the award or sale of common stock. ISOs have a more favorable tax treatment under U.S. law for the optionee. The award of options and the award or sale of common stock under the Plan is intended to be exempt from the securities qualification requirements of the California Corporations Code.
          Shares Subject to the Plan. Subject to any additional common stock or adjustment, the aggregate number of shares of common stock which may be issued under the Plan shall not exceed 5,232,873 shares. The number of shares of common stock which are subject to options or other rights outstanding at any time shall not exceed the number of shares of common stock which then remain available for issue under the Plan. In the event that any outstanding option or other right expires or is cancelled for any reason, the shares of common stock allocable to the unexercised portion of such option or other rights shall remain available for issuance pursuant to the Plan. If we reacquire a share of common stock previously issued under the Plan pursuant to a forfeiture provision, a right of repurchase or a right of first refusal, then such share shall again become available for issuance under the Plan.

          Administration. The Plan is administered by the Board. However, the Board may delegate any or all administrative functions under the Plan otherwise exercisable by the Board to one or more committees. Subject to the provisions of the Plan, the Board shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan.
          Eligibility. All of our employees are eligible for the grant of ISOs. Our employees, consultants and non-executive directors are eligible for the grant of NSOs or the award or sale of common stock.
          Restricted Shares. Each award or sale of shares of common stock under the Plan (other than upon exercise of any option) shall be evidenced by a restricted share agreement between the recipient and OCZ. Any right to acquire shares of common stock (other than an option) shall automatically expire if not exercised by the purchaser within 30 days after OCZ communicates a grant of such right to the purchaser. Such right shall be nontransferable and shall be exercisable only by the purchaser to whom the right was granted. The purchase price for common stock offered under the Plan shall not be less than 85% of the fair market value of such common stock; provided, however, if the purchaser is a 10% stockholder, the purchase price shall not be less than 100% of the fair market value of such common stock. Subject to this, the Board shall determine the amount of the purchase price in its sole discretion.
          Stock Options. Each option grant under the Plan shall be evidenced by a stock option agreement between us and the optionholder. The stock option agreement shall specify the number of shares of common stock that are subject to the option, provide for the adjustment of such number and whether the option is intended to be an ISO or an NSO.
          The exercise price per share of an ISO shall not be less than 100% of the fair market value on the date of grant. The exercise price per share of an NSO shall not be less than 85% of the fair market value of a share on the date of grant. If the optionholder is a 10% stockholder, the exercise price per share of any ISO or NSO must be at least 110% of the fair market value on the date of grant. Subject to this, the exercise price under any option shall be determined by the Board in its sole discretion.
          The term of an option shall in no event exceed 10 years from the date of grant. The term of an ISO granted to a 10% stockholder shall not exceed 5 years from the date of grant. Subject to this, the Board, in its sole discretion, shall determine when an option shall expire.
          The date when all or any installment of the option is to become exercisable shall be specified in the stock option agreement provided, however, that no option shall be exercisable unless the optionholder has delivered to us an executed copy of the stock option agreement. An option granted to an optionholder who is not a consultant, officer or director shall be exercisable at the minimum rate of 20% per year for each of the first 5 years starting from the date of grant, subject to reasonable conditions such as continued service. An option granted to an optionholder who is a consultant or an officer or director shall be exercisable at any time during any period established by the Board, subject to reasonable conditions such as continued service. Subject to the preceding conditions, the Board shall determine when all or any installment of an option is to become exercisable. A stock option agreement may permit the optionholder to exercise their option early, provided any unvested shares remain subject to our right of repurchase.
          Common stock purchased upon exercise of options shall be subject to such forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board may determine.
          During an optionholder’s lifetime, his or her options shall be exercisable only by the optionholder or by the optionholder’s guardian or legal representative, and shall not be transferable other than by beneficiary designation, will, or the laws of descent and distribution. If a stock option agreement so provides, an NSO may be transferred by the optionholder to one or more family members or a trust established for the benefit of the optionholder and/or one or more family members.
          The option shall set forth the extent to which the optionholder shall have the right to exercise the option following termination of the optionholder’s service. To the extent the option was vested and exercisable upon the optionholder’s termination of service, the optionholder will have the right to exercise the option for at least 30 days after termination of service that is due to any reason other than cause, death or disability, and for at least 6 months after termination of service that is due to death or disability (but in no event later than the expiration of the option term). If the optionholder’s service is terminated for cause, the stock option agreement may provide that the optionholder’s right to exercise the option terminates immediately on the effective date of the optionholder’s termination of service. To the extent the option was not exercisable for vested common stock upon termination of service, the option shall terminate when the optionholder’s service terminates.

          An optionholder or a transferee of an optionholder shall have no rights as a stockholder with respect to any common stock covered by the option until such person becomes entitled to receive such common stock by filing a notice of exercise and paying the exercise price.
          Within the limitations of the Plan, the Board may modify, extend or renew outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares of common stock, and at the same or different exercise price.
          Amendment and Terminations. The Plan automatically terminates 10 years after adoption by the Board, and the Board may amend, suspend or terminate the Plan at any time or for any reason. To amend the Plan or an outstanding option or common stock purchased under the Plan in a manner that is adverse to the holder of such option or common stock requires the consent of the holder of such option or common stock. No shares of common stock shall be issued or sold under the Plan after the termination thereof, except upon exercise of an option granted prior to such termination.
Director Compensation
          Under our director compensation policy, we reimburse non-employee directors for reasonable expenses in connection with attendance at board and committee meetings. There are no per meeting fees paid. Non-employee directors are also eligible to receive stock options with a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant. Director compensation is reviewed and benchmarked against comparable companies by our Remuneration Committee.
          The following table sets forth information concerning compensation paid or accrued for services rendered to us by our non-employee directors for the fiscal year ended February 28, 2009.

Change in
Pension Value
	Fees				and
	Earned or			Non-Equity	Nonqualified
	Paid in	Stock	Option	Incentive Plan	Deferred	All Other
	Cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name(1)	($)	($)	($)(2)	($)	Earnings	($)	($)
George Kynoch (3)	$79,200	—	$34,700	—	—	—	$113,900
Quentin Solt (4)	$49,500	—	$34,700	—	—	—	$84,200

(1)	See the Summary Compensation Table for disclosure related to Ryan Petersen and Kerry T. Smith, who are our Chief Executive Officer and Chief Financial Officer, respectively. Messrs. Petersen and Smith, as employee directors, did not receive any additional compensation for their services as a member of our Board of Directors.

(2)	Amounts represent the aggregate compensation expense recognized by us for financial statement reporting purposes for the fiscal year ended February 28, 2009 related to grants of stock options, calculated in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised 2004)(“SFAS 123(R)”) without regard to estimated forfeitures. See Note 3 of Notes to Consolidated Financial Statements for a discussion of valuation assumptions made in determining the grant date fair value and compensation expense of our stock options.

(3)	George Kynoch had a written consulting agreement with OCZ in connection with his position as a director. The consulting agreement provides for compensation of £40,000 (approximately $60,000) per year for his service as a member of the Board, a member of each of the remuneration and Audit Committees, Chairman of the Board and Chairman of the Audit Committee. The Board subsequently increased Mr. Kynoch’s compensation to £54,000 (approximately $81,000). If Mr. Kynoch’s services and the following transaction: Ryan Petersen, our President and Chief Executive Officer loaned us $500,000 on August 19, 2009. One half of the principal of such loan is due February 19, 2009 and the balance on August 19, 2010. Interest at the rate of 7.5% per annum is payable monthly beginning November 19, 2009. The transaction was reviewed and approved by our Audit Committee. OCZ exceed an aggregate of three days in any single month, then he will receive £1,000 (approximately $1,500) per eight hours of service to the Board in excess of the three days. In connection with his services on the Board, Mr. Kynoch received options to purchase 60,000 shares of OCZ’s common stock. Mr. Kynoch resigned from all positions with the company in July 2009.

(4)	Quentin Solt has a written consulting agreement with OCZ in connection with his position as a director. The consulting agreement provides for compensation of £25,000 (approximately $37,500) per year for his service as a member of the Board, a member of each of the remuneration and Audit Committees and Chairman of the Remuneration Committee. The Board subsequently increased Mr. Solt’s compensation to £36,000 (approximately $54,000). If Mr. Solt’s services to OCZ exceed an aggregate of three days in any single month, then he will receive £1,000 (approximately $1,500) per eight hours of service to the Board in excess of the three days. In connection with his services on the Board, Mr. Solt has received options to purchase 60,000 shares of OCZ’s common stock.
Item 7. Certain Relationships and Related Transactions and Director Independence.
          Since January 1, 2007, we have not participated in nor currently plan to participate in any transaction of a material amount in which any founder, officer, director, greater than 5% stockholder or other related person had or will have a direct or indirect material interest except those compensatory arrangements described elsewhere in this registration statement on Form 10 and the following transaction: Ryan Petersen, our President and Chief Executive Officer loaned us $500,000 on August 19, 2009. One half of the principal of such loan is due February 19, 2010 and the balance on September 1, 2010. Interest at the rate of 7.5% per annum is payable monthly beginning November 19, 2009. The transaction was reviewed and approved by our Audit Committee. As a founder and significant equity holder in OCZ, Mr. Petersen is a “promoter” of OCZ as such term is defined under the rules of the Securities and Exchange Commission.
          We have not adopted a written policy or procedure for the review, approval and ratification of related party transactions. However, our Audit Committee Charter requires the Audit Committee to review and approve any related party transaction to determine if such transaction presents any potential conflict of interest or any other improprieties. Further, it is our intention to ensure that all transactions between us and any of our officers, directors and principal stockholders and their affiliates are approved by a majority of our Board of Directors, including a majority of the disinterested members of our Board of Directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.
Director Independence
          The size of our Board is set at five directors, and our Board consists of three members and two vacancies. Each of our directors serves a staggered, three-year term. Our common stock is not listed for trading on a national securities exchange. However, under the rules of the NASDAQ Global Market and the SEC, one of our current directors, Quentin Solt, is an independent director and the remaining two other members of our Board (Ryan Petersen and Kerry T. Smith) are not independent. Each of our audit and Remuneration Committees consists of one member, Quentin Solt, who is independent under the rules of the NASDAQ Global Market and the SEC.
Item 8. Legal Proceedings.
          There are no governmental, legal or arbitration proceedings to which we or our subsidiaries are a party or to which any of our or any of our subsidiaries’ property is subject, the resolution of which would have a material effect on our financial position or results of operations.
          In 2009, we received inquiries from the U.S. Department of Commerce and the Federal Bureau of Investigation regarding the potential re-export of our products from the United Arab Emirates into Iran. We consequently launched an internal investigation performed by outside counsel. The investigation concluded that while between 2004 and 2008, we maintained a relationship with a distributor in the United Arab Emirates, we have not found any specific facts confirming these suspicions or any information about when such reexports would have occurred or who may have received the products. However, we did provide approximately $500 in sales support materials to the distributor in connection with a sales presentation in Iran. We have terminated our relationship with this distributor.
          The investigation separately discovered that in 2007 and 2008, in a total of three instances, we sent one of our high speed Reaper memory module products free of charge as either samples or replacement parts to individuals in Iran and an individual who claimed an address in Cuba but subsequently changed the address to one in Mexico.
          We also have received information that a distributor in Lebanon to whom we sold Neural Impulse Actuators September 2008 may have re-exported one of these units into Syria and in general was interested in distributing our products in Syria, but we have not found specific facts confirming when such reexport would have occurred or who may have received the product. We have terminated our relationship with this distributor.
          We have voluntarily disclosed these transactions to the U.S. Department of Commerce and the U.S. Department of the Treasury and have cooperated fully with requests for information from these entities as well as the Federal Bureau of Investigation. Should the U.S. government allege that we have violated the Iranian Transaction Regulations and/or Export Administration Regulations, the maximum fine for each violation that we could be subject to would be the greater of $250,000 or two times the value of the illegal transaction. Based on the list price of the products in question, we believe the maximum fine per violation would be $250,000. We believe, however, there is a good faith basis for leniency if any fines are assessed, given the relatively small number of units and revenue at issue, our full cooperation with the U.S. government and our immediate attention to rectifying the underlying causes of the problems. As a result of the discovery of these events, we have implemented more stringent export control procedures to prevent inadvertent transfers and retransfers to sanctioned countries.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
Market Information
          There is currently no established public trading market for shares of our common stock. From June 21, 2006 through April 1, 2009, our common stock was traded on AIM on the London Stock Exchange plc under the symbol OCZ.
          As of September 25, 2009, approximately 21,278,642 shares of our common stock, and approximately 2,728,861 shares of our common stock subject to options were issued and outstanding. In addition, there were warrants to purchase 142,564 shares of our common stock at exercise prices ranging between $2.25 and $3.90 and an average exercise price of $$2.80 per share outstanding.
          We have approximately 135 stockholders, and 110 holders of outstanding options.
          The following tables show the reported high and low bid prices of each quarter as listed on AIM beginning with the first completed quarter after our initial listing on AIM on June 21, 2006 to the last completed quarter. The reported bid prices may not reflect actual transactions in our stock. There were no quotation systems, markets, or exchanges listing OCZ’s securities prior to June 21, 2006. These prices are as reported by the London Stock Exchange plc, converted to U.S. Dollars.

	Price Per Share of our
	Common Stock*
Quarterly Period	Low	High
Quarter ended September 30, 2006	$2.98	$4.63
Quarter ended December 31, 2006	$3.70	$6.33
Quarter ended March 31, 2007	$3.93	$6.38
Quarter ended June 30, 2007	$5.65	$8.78
Quarter ended September 30, 2007	$6.00	$9.72
Quarter ended December 31, 2007	$2.10	$7.28
2-Month Period ended February 29, 2008	$1.48	$2.28
Quarter ended May 31, 2008	$0.90	$1.88
Quarter ended August 31, 2008	$0.75	$1.25
Quarter ended November 30, 2008	$0.38	$0.65
Quarter ended February 28, 2009	$0.11	$0.51
Period of March 1 - April 1, 2009	$0.12	$1.36

*	The figures have been adjusted to reflect the recent 2.5-for-1 reverse stock split.
Dividends
          We have not paid any dividends on any of our shares to date, and we do not anticipate declaring or paying any dividends on our common stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board and will be contingent upon our then existing conditions, operating results, revenues and earnings, if any, contractual restrictions, capital requirements, business prospects and general financial condition, and other factors our Board may deem relevant. The payment of any dividends will also be subject to the requirements of the Delaware General Corporation Law, or DGCL, and certain restrictions contained in the Factoring Loan Agreements for our revolving line of credit from Silicon Valley Bank and Faunus Group International. For so long as such agreements remain in effect, we would need the banks’ written consent before making a cash dividend payment. There are currently no restrictions that materially limit our ability to pay stock dividends, or that we reasonably believe are likely to limit materially the future payment of stock dividends.

Securities Authorized for Issuance Under Equity Compensation Plans as of February 28, 2009

Number of
securities
remaining
	Number of			available for future
	securities to be			issuance under
	issued upon			equity
	exercise of		Weighted-average	compensation
	outstanding		exercise price of	plans (excluding
	options, warrants		outstanding options,	securities reflected
	and rights		warrants and rights	in column (a))
Plan Category	(a)*		(b)*	(c)*
Equity compensation plans approved by security holders	1,701,711	(1)	$3.57	1,001,178
Equity compensation plans not approved by security holders	—		—	—

Total	1,701,711		$3.57	1,001,178

(1)	representing 1,559,147 options and 142,564 warrant shares outstanding.

*	The figures have been adjusted to reflect the recent 2.5-for-1 reverse stock split.
Item 10. Recent Sales of Unregistered Securities.
          The historical share data set forth in this document have been adjusted to reflect the 2.5-for-1 reverse stock split that took place in September 2009.
          In June 2006, we issued 3,020,000 shares of Common Stock in connection with our initial listing on the London Stock Exchange’s Alternative Investment Market (“AIM”) for 163 pence (or $3.00) per share. Also, in conjunction with this initial listing, we issued 484,000 shares upon conversion of convertible unsecured loans at a conversion price of 121.88 pence (or $2.25) per share. We raised an aggregate of $8.2 million net of costs in connection with the initial listing. The shares were offered and sold outside of the United States in reliance upon Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).
          In October 2006, we issued an additional 516,000 shares of Common Stock in connection with our listing on AIM at 212.5 pence (or $4.15) per share, with net aggregate proceeds of approximately $1.7 million. The shares were offered and sold outside of the United States in reliance upon Regulation S.
          During the remainder of 2006, we issued approximately 141,600 shares of Common Stock upon the exercise of stock option and warrants. The shares related to the exercise of the warrants were offered and sold outside of the United States in reliance upon Regulation S. Certain shares of common stock were offered and sold in connection with the exercise of stock options outside of the United States in reliance upon Regulation S. The remaining shares were offered and sold in connection with the exercise of stock options in the United States in reliance upon Rule 701 of the Securities Act.
          During May 2007, we completed a secondary offering of 2,651,000 shares of Common Stock at 312.5 pence (or $6.18) per share, with aggregate net proceeds of approximately $15.3 million. These shares were offered and sold outside of the United States in reliance upon Regulation S.
          Also in May 2007, we issued 249,200 shares of Common Stock in connection with our acquisition of PC Power and Cooling, Inc. In February 2008, we issued 231,600 shares of its Common Stock as part of a capitalization of $500,000 of an acquisition-related note. These shares were issued in the United States in reliance of Rule 506 of Regulation D under the Securities Act and all recipients of our Common Stock were “accredited” as defined under the rules of the SEC.
          During the fiscal year ended February 29, 2008, we issued approximately 328,528 shares of Common Stock in connection with the exercise of stock options in the United States in reliance of Rule 701 of the Securities Act.
          In February 2009, we issued 339,200 shares of Common Stock as part of a capitalization of $200,000 of an acquisition-related note in favor of Douglas A. Dodson. The shares were issued in reliance upon Rule 506 of Regulation D under the Securities Act. Mr. Dodson was an “accredited” investor as defined under the rules of the SEC.
          Since March 1, 2008, we have issued options to purchase an aggregate of 1,890,400 shares of our Common Stock under our stock option plan with a weighted average exercise price of $1.22 per share. These options were granted in reliance of Rule 701 of the Securities Act. Further information regarding grants made to our executive officers and directors may be found under “Item 5 Directors and Officers — Director Compensation” and “Item 6 Executive Compensation — Outstanding Equity Awards at February 28, 2009” herein.

Item 11. Description of Capital Stock.
          Our authorized capital stock consists of 120,000,000 shares of common stock, $0.0025 par value per share, and 20,000,000 shares of preferred stock, $.0025 par value per share.
          The following is a summary of the material terms of our common stock and preferred stock. Please see our Fourth Amended and Restated Certificate of Incorporation, filed as an exhibit to this Form 10, for more detailed information.
Common Stock
          As of September 25, 2009, there were 21,278,642 shares of our common stock outstanding, held of record by approximately 146 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the completion of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the Board. In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding after the completion of this offering will be, fully paid and non-assessable.
Preferred Stock
          We have authorized for issuance 20,000,000 shares of undesignated preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series. In addition, the Board may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.
Anti-Takeover Provisions
          Delaware Law
          We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” during the three year period after such stockholder becomes an “interested stockholder,” unless:
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
on or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:
any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and
the affiliates and associates of any such person.
          Certificate of Incorporation and Bylaws
Our certificate of incorporation and bylaws provide that:
our board of directors will be expressly authorized to make, alter or repeal our bylaws;
our board of directors will be divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;
our board of directors will be authorized to issue preferred stock without stockholder approval; and
we will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.
These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.
Warrants
          We issued warrant instruments on April 28, 2006 and June 12, 2006 to John East & Partners Limited as part of fee arrangements agreed with John East & Partners relating to our initial offering on AIM and a previous private placement. These warrants are convertible into an aggregate of 184,388 shares of our common stock and expire on June 21, 2011. The exercise price with respect to 92,194 of the shares subject to the warrants is 121.88 pence (approximately $1.80) and the balance of the shares subject to the warrants are exercisable at 162.50 pence (approximately $2.40). The exercise prices are subject to appropriate adjustment in the event of stock splits or stock dividends, and the numbers presented in this paragraph have been adjusted to reflect the recent 2.5-for-1 reverse stock split.
Stock Transfer Agent
The transfer agent and registrar for our common stock is Computer Share Investor Services.

Item 12. Indemnification of Directors and Officers.
LIMITATION OF LIABILITY
          As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:
     for any breach of the director’s duty of loyalty to us or our stockholders;
     for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or
     for any transaction from which the director derives an improper personal benefit.
          As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.
          Our certificate of incorporation and bylaws also provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. We intend to maintain director and officer liability insurance on behalf of our directors and officers.
SHARES ELIGIBLE FOR FUTURE SALE
          Prior to this filing, our common stock has had no public market in the United States. If our stockholders sell substantial amounts of our common stock in the public markets following the filing of this Form 10, the prevailing market price of our common stock could decline which could adversely affect the prevailing market price and our ability to raise equity capital in the future.
          As of the effective date of this Form 10, we will have outstanding an aggregate of 21,278,642 shares of our common stock, based upon the number of shares outstanding as of September 25, 2009, assuming no exercise of outstanding options and warrants, and no grant of additional options or warrants. All shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as follows:
          Rule 144. In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned shares of our common stock for at least six months, including the holding period of prior owners other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provision of Rule 144, subject to compliance with the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144. Based upon the number of shares outstanding as of September 25, 2009, an aggregate of approximately 10,543,200 shares of our common stock will be eligible to be sold by non-affiliates without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
          In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, beginning 90 days after the effective date of this Form 10, a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 21,278,642 shares immediately as of the September 25, 2009, or (b) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Based upon the number of shares outstanding as of the September 25, 2009, an aggregate of approximately 10,735,473 shares of our common stock will be eligible to be sold by our affiliates or persons selling shares on behalf of our affiliates pursuant to Rule 144, subject to the volume restrictions described in the previous sentence.

          Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the effective date of this Form 10 by persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and
     our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding requirements of Rule 144.
          An aggregate of 21,278,642 shares of our common stock that were outstanding as of the September 25, 2009 and approximately 2,728,861 shares of our common stock that may be acquired upon the exercise of options outstanding as of the September 25, 2009, will be eligible to be sold pursuant to Rule 701 beginning 90 days after the effective date of this Form 10.
          Stock Plans. We intend to file one or more registration statements on Form S-8 under the Securities Act following the effective date of this Form 10 to register the shares of our common stock that are issuable pursuant to our 2004 Stock Incentive Plan. The Form S-8 registration statement is expected to become effective upon filing. Shares covered by the Form S-8 registration statement will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.
Item 13. Financial Statements and Supplementary Data.
Background Regarding Our Independent Registered Public Accounting Firm
          Although our corporate headquarters is located in San Jose, California and our operations are centered in California and Taiwan, Horwath Clark Whitehill LLP, our independent registered public accounting firm, is based in London, United Kingdom and has no direct presence in the United States. Our Audit Committee selected this firm in the process of our listing on the London Stock Exchange’s AIM, in particular due to their knowledge of AIM’s regulations and processes. Further, most of our investors and our advisory firms at the time were based in the United Kingdom, and our advisory firms had prior experience with and confidence in the abilities of them. In addition, our Audit Committee took into consideration their affiliation with Crowe Horwath LLP in the United States and felt such affiliation provided us with the potential for worldwide representation. Accordingly, Horwath Clark Whitehill LLP currently remain our independent registered public accounting firm.
Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
OCZ Technology Group, Inc.
We have audited the accompanying consolidated balance sheet of OCZ Technology Group Inc (“OCZ”) as of February 28, 2009 and February 29, 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the 12 months ended February 28, 2009, 12 months ended February 29, 2008, 2 month period ended February 28, 2007 and 12 months ended December 31, 2006. These financial statements and financial statement schedule are the responsibility of our management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OCZ as of February 28, 2009 and February 29, 2008, and the consolidated results of its operations and its cash flows for the 12 months ended February 28, 2009, 12 months ended February 29, 2008, 2 month period ended February 28, 2007 and 12 months ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Horwath Clark Whitehill LLP
London, United Kingdom
May 1, 2009

Consolidated Income Statements

	12 months	12 months	12 months	2 months	2 months	6 months	6 months
	ended	ended	ended	ended	ended	ended	ended
	December	February	February	February	February	August 31,	August 31,
	31, 2006	29, 2008	28, 2009	28, 2006	28, 2007	2008	2009
	Audited	Audited	Audited	Unaudited	Audited	Unaudited	Unaudited
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Sales — net	67,772	118,352	155,982	8,310	16,335	79,633	73,566
Cost of revenue	58,826	95,419	136,191	7,117	13,153	66,930	63,610

Gross profit	8,946	22,933	19,791	1,193	3,182	12,703	9,956

Expenses
Sales and marketing	4,735	9,125	11,401	542	1,136	5,360	5,304
Research and development	452	1,570	2,575	52	202	1,086	2,860
General, administrative and operations	5,006	11,704	16,709	573	1,212	7,732	7,293

Total operating expenses	10,193	22,399	30,685	1,167	2,550	14,178	15,457

Operating profit/(loss)	(1,247)	534	(10,894)	26	632	(1,475)	(5,501)

Other income/(expense)
Other income/(expense) — net	(30)	256	(169)	—	(5)	(71)	68
Interest and financing costs	(682)	(289)	(600)	(165)	(51)	(292)	(626)
	(712)	(33)	(769)	(165)	(56)	(363)	(558)

Profit/(Loss) before tax	(1,959)	501	(11,663)	(139)	576	(1,838)	(6,059)
Tax (expense)/benefit	120	936	(61)	9	(196)	440	1

Retained profit/(loss)	(1,839)	1,437	(11,724)	(130)	380	(1,398)	(6,058)

Earnings per share — basic
Earning/(Loss) per share	$(0.12)	$0.07	$(0.56)			$(0.07)	$(0.28)

Weighted average number of shares (‘000)	15,400	19,800	21,000			20,880	21,440

Earnings per share — diluted
Earning/(Loss) per share	$(0.12)	$0.07	$(0.56)			$(0.07)	$(0.28)

Weighted average number of shares (‘000)	15,400	20,400	21,000			21,000	21,300

Consolidated Balance Sheets

	As at	As at	As at
	February 29	February 28	August 31,
	2008	2009	2009
	Audited	Audited	Unaudited
	$’000	$’000	$’000
Assets
Current assets
Cash and cash equivalents	1,544	420	924
Accounts receivable, net	20,480	23,995	20,357
Inventory	14,827	16,787	12,363
Deferred tax asset, net	836	836	836
Prepaid expenses and other assets	3,086	2,112	2,045
Total current assets	40,773	44,150	36,525

Property and equipment, net	1,940	2,855	2,825

Other assets
Goodwill and acquisition intangible assets	10,169	10,610	10,795
Deposits and other assets	65	88	49
	10,234	10,698	10,844

Total assets	52,947	57,703	50,194

Liabilities and stockholders’ equity
Current liabilities
Notes payable	75	200	450
Bank loan payable	6,899	9,435	10,305
Accounts payable	13,033	25,394	21,826
Accrued taxes	1	4	30
Accrued wages and payroll taxes	38	382	368
Accrued expense	2,414	3,066	3,438
Accrued warranties	97	132	150
Deferred revenue	92	167	92
Total current liabilities	22,649	38,780	36,659

Other Long Term Liabilities	500	—	316

Stockholders’ equity
Common stock	52	53	54
Additional paid in capital	29,796	30,911	31,308
Cumulative translation adjustment	155	(112)	(156)
Retained deficit	(205)	(11,929)	(17,987)
Total stockholders’ equity	29,798	18,923	13,219

Total liabilities and stockholders’ equity	52,947	57,703	50,194

Consolidated Statements of Cash Flow

	12 months	2 months	12 months	12 months	6 months	6 months
	ended	ended	ended	ended	ended	ended
	December	February	February	February	August 31,	August 31,
	31, 2006	28, 2007	29, 2008	28, 2009	2008	2009
	Audited	Audited	Audited	Audited	Unaudited	Unaudited
	$’000	$’000	$’000	$’000	$’000	$’000
Cash flows from operating activities
Net income/(loss)	(1,839)	380	1,437	(11,724)	(1,398)	(6,058)
Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:
Depreciation	172	50	468	744	343	483
Amortisation of intangibles	—	10	56	112	57	56
Stock based compensation	228	26	822	877	360	390
Changes in current assets and current liabilities Accounts receivable	(11,574)	(41)	(7,427)	(3,515)	(5,550)	3,638
Inventory	(1,932)	(1,045)	(10,550)	(1,960)	(2,932)	4,424
Prepaid expenses and other assets	(267)	(485)	(2,142)	974	578	67
Accounts payable	2,896	183	7,637	12,361	6,282	(3,568)
Accrued taxes	214	196	(409)	3	—	26
Accrued wages and payroll taxes	55	72	(170)	344	70	(14)
Accrued expenses	674	631	979	653	1,330	372
Accrued warranties	28	4	47	35	10	18
Deferred tax asset, net	(120)	432	(716)	—	(490)	—
Deferred revenue	28	(69)	72	75	20	(75)
Deferred rent	—	—	—	—	—	66

Net cash used by operating activities	(11,437)	344	(9,896)	(1,021)	(1,320)	(175)

Cash flows from investing activities
Purchases of fixed assets	(780)	(58)	(1,546)	(1,659)	(500)	(453)
Increase in deposits	(26)	(29)	44	(23)	8	39
Cash payment for acquisition	—	—	(7,779)	(553)	(230)	(241)
Net cash used in investing activities	(806)	(87)	(9,281)	(2,235)	(722)	(655)
Cash flows from financing activities
Sale of common stock	10,103	—	15,499	238	38	8
Shareholder notes payable	(48)	—	—	—	—	—
Bank loan	3,830	(800)	3,869	2,536	1,579	870
Notes payable	(317)	(75)	575	(375)	—	500

Net cash provided in financing activities	13,568	(875)	19,943	2,399	1,617	1,378

Foreign currency effect on cash	(22)	(415)	388	(267)	(387)	(44)
Movement in cash and cash equivalents	1,303	(1,033)	1,154	(1,124)	(812)	504
Cash and cash equivalents at beginning of period	120	1,423	390	1,544	1,544	420

Cash and cash equivalents at end of period	1,423	390	1,544	420	732	924

Supplemental disclosures
Cash paid for interest expense			285	$593
Cash paid for income taxes			—	$60

Consolidated Statements of Changes in Stockholder’s Equity

			Additional	Cumulative
			Paid in	translation	Retained
	Shares	Amount	capital	adjustment	earnings	Total
	No	$’000	$’000	$’000	$’000	$’000
As at December 31, 2005	13,234	34	705		(183)	556

Issuance of common stock	3,536	9	8,880			8,889

Change in cumulative translation adjustment	—	—	—	(22)		(22)

Conversion of CULS upon admission to AIM	484	1	1,042			1,043

Exercise of stock options and warrants	142	—	171			171

Stock based compensation	—	—	228			228

Net income	—	—	—		(1,839)	(1,839)

As at December 31, 2006 (Audited)	17,396	44	11,026	(22)	(2,022)	9,026

Exercise of stock options	10	—	6			6

Stock based compensation	—	—	76	—	—	76

Change in cumulative translation adjustment	—	—	—	(113)	—	(113)

Net income	—	—	—	—	380	380

As at February 28, 2007	17,406	44	11,108	(135)	(1,642)	9,375

Issuance of common stock for acquisition	249	1	1,975	—	—	1,976

Issuance of common stock	2,651	6	15,251	—	—	15,257

Capitalization of promissory note	232	—	500	—	—	500

Exercise of stock options	328	1	235	—	—	235

Change in cumulative translation adjustment	—	—	—	290	—	290

Stock based compensation	—	—	772	—	—	772

Tax effect of stock based compensation	—	—	(45)	—	—	(45)

Net income	—	—	—	—	1,437	1,437

As at February 29, 2008 (Audited)	20,866	52	29,796	155	(205)	29,798

Exercise of stock options	74	—	35	—	—	35

Capitalization of promissory note	339	1	199	—	—	200

Change in cumulative translation adjustment	—	—	—	(267)	—	(267)

Stock based compensation	—	—	877	—	—	877

Tax effect of stock based compensation	—	—	4	—	—	4

Net income		—	—	—	(11,724)	(11,724)

As at February 28, 2009 (Audited)	21,278	53	30,911	(112)	(11,929)	18,923

Adjustment of exercise of stock options	—	1	7	—	—	8

Change in cumulative translation adjustment	—	—	—	(44)	—	(44)

Stock based compensation	—	—	390	—	—	390

Net income		—	—	—	(6,058)	(6,058)

As at August 31, 2009 (Unaudited)	21,278	54	31,308	(156)	(17,987)	13,219

Notes to the Financial Statements
1.	Responsibility

OCZ’s directors are responsible for preparing the financial information set out below on the basis of preparation set out in note 3 to the financial information and in accordance with US GAAP.

2.	History

OCZ develops, produces, and distributes high-performance computer components including flash memory storage, memory modules, thermal management solutions and computer power supplies, designed to make computers run faster, more reliably and more efficiently. During 2007, OCZ acquired the assets of two companies in order to further diversify its product offerings: PC Power and Cooling, Inc., a leading brand of power supplies and Silicon Data Inc., doing business as Hypersonic PC Systems, a manufacturer of high performance laptop and desktop computer systems.

OCZ was incorporated in April 2002 in the state of Indiana as OCZ Technology Group, Inc. In December 2004, OCZ formed OCZ Technology Group, Inc., a Delaware corporation, and on December 28, 2004 effected a merger between the Indiana and Delaware companies.

OCZ Canada, Inc. (“OCZ Canada”) was incorporated on July 25, 2003 under the national laws of Canada. On incorporation, 70 shares of common stock were issued to OCZ and the remaining 30 shares of common stock were issued to a minority stockholder. On January 1, 2005, OCZ entered into a stock purchase agreement pursuant to which OCZ agreed to acquire the 30% minority shareholding in return for 480,000 shares of OCZ common stock, valued at approximately $0.42 per share.

On April 28, 2006, OCZ amended its certificate of incorporation to, among other matters, effect a 3-for-1 forward stock split.

OCZ Ireland Technology Limited was incorporated on September 18, 2008 under the national laws of Ireland. The Irish subsidiary is currently inactive.

3.	Summary of significant accounting policies

Basis of preparation

OCZ’s financial information has been prepared in accordance with US GAAP. The significant accounting policies used in the preparation of the financial information are summarized below.

Change of year end

Effective March 1, 2007, OCZ changed its financial year end from a calendar year to a year ended February 28/29 in order to provide a more accurate management of budgets and a more consistent, transparent report of the peak selling season, as well as to smooth out variances in the sales cycle over the Christmas and New Year period. OCZ’s previous December 31 financial year end split the holiday season into two different fiscal years, possibly distorting the impact of the busiest period to the market. However, for comparison purposes, both the twelve month period which began March 1, 2007 and ended February 29, 2008, together with the separate two month period which began January 1, 2007 and ended February 28, 2007, has been presented

Principles of consolidation

The consolidated financial information includes the financial information of OCZ and its subsidiary, OCZ Canada, after elimination of all material intercompany balances and transactions.

Use of estimates

The preparation of these financial statements requires OCZ to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities.

On an ongoing basis, OCZ evaluates its estimates, including, among others, those related to customer programs and incentives, product returns, bad debts, inventories and related reserves, investments, income taxes, warranty obligations, stock compensation, contingencies and litigation. OCZ bases its estimates on historical experience and on other assumptions that OCZ believes are reasonable under the circumstances, the results of which form the basis for OCZ’s judgments about the carrying values of assets and liabilities when those values are not readily apparent from other sources. Estimates have historically approximated actual results. However, future results will differ from these estimates under different assumptions and conditions.

Business Combinations

In accordance with the provisions of Statement of Financial Accounting Standards No. 141, or SFAS 141, Business Combinations, OCZ allocates the purchase price to the tangible and intangible assets acquired, liabilities assumed, and in-process research and development based on its estimated fair values. Management makes significant estimates and assumptions, which are believed to be reasonable, in determining the fair values of certain assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to future expected cash flows from product sales, customer relationships, acquired developed technologies and patents, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed, expected life of the core technology and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Cash equivalents

For the purposes of the statement of cash flows, OCZ considers all short-term debt securities and highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

Financial instruments which potentially subject OCZ to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. OCZ maintains credit insurance on the majority of its receivables. During the periods presented herein OCZ had deposits in banks in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. OCZ has not experienced any losses in such accounts, and does not believe it is exposed to any significant risk on trade receivables, cash and cash equivalents.

Comprehensive income

OCZ utilizes Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income” issued in the United States of America. This statement establishes standards for reporting comprehensive income and its components in financial information. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, minimum pension liability adjustments and unrealised gains and losses on available-for-sale securities. Comprehensive income is not presented in OCZ’s consolidated financial information since OCZ did not have any changes in equity from non-owner sources.

Trade accounts receivable and allowance for doubtful accounts

Accounts receivable is stated at the amount which management expects to collect after providing an allowance for doubtful accounts based on an evaluation of a customer’s specific financial situation. This allowance amounted to approximately $330,000 as at February 29, 2008 and $1.287 million as at February 28, 2009.

Receivable factoring

Historically, OCZ entered into factoring agreements with a financial company, the last of which expired on January 20, 2006 and was renewed on a short-term basis through June 20, 2006. OCZ also had a factoring agreement with another financial company under similar financial terms but with no minimum commitments. Both of these agreements were terminated in the second half of 2006.

Inventory

Inventory is valued at the lower of cost or market value with cost being valued using the average cost method. Inventory consists of raw materials, work in progress and finished goods.

OCZ writes down inventory for slow moving and obsolete inventory based on assessments of future demands and market conditions.

Property and equipment

Property and equipment assets are carried at cost, net of accumulated depreciation. Maintenance, repairs and renewals are expensed as incurred. Depreciation of property and equipment is provided for on a straight line basis over their estimated useful lives as follows:

Vehicles	3 years
Furniture and fixtures	3 — 5 years
Equipment	3 — 5 years
Impairment of long-lived assets

OCZ reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not become recoverable. If the sum of the expected future cash flows, undiscounted and without interest charges is less than the carrying amount of the asset, OCZ recognizes an impairment loss based on the estimated fair value of the asset.

Income taxes

OCZ accounts for income taxes under the provisions of Statements of Financial Accounting Standards Number 109 “Accounting for Income Taxes,” which requires a company to recognise deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial information or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial information’s carrying amounts and tax basis of assets and liabilities using the enacted tax rates. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

OCZ Canada pays taxes in Canada. OCZ does not file consolidated tax returns.

Fair value of financial instruments

OCZ’s financial instruments consist primarily of cash, marketable securities, accounts receivable and accounts payable. The carrying values of financial instruments are representative of their fair values due to their short-term maturities.

Revenue recognition

OCZ records all of our product sales net of allowances for returns, product rebates, sales credits, and market development funds. Revenue is recognized when there is persuasive evidence of an arrangement, product shipment by a common carrier has occurred, risk of loss passes, the terms are fixed and collection is probable. OCZ generally uses customer purchase orders and/or contracts as evidence of an arrangement and the underlying payment terms to determine if the sales price is fixed. OCZ also purchases credit insurance for the majority of its accounts.

Deferred revenue

At December 31, 2006, February 29, 2008 and February 28, 2009, OCZ had shipped merchandise totaling $300,000, $325,000 and $258,000, respectively, to a customer whose revenues was deferred which was recognized on the income statement on a sell-through basis. The sales and related cost of sales have been removed from the financial information and the income shown as deferred revenue. Deferred revenue as of December 31, 2006, February 29, 2008 and February 28, 2009 was $62,000, $92,000 and $167,000, respectively.

OCZ recognizes sales, cost of sales and income from these shipments as the merchandise is sold by its customers.

Research and development costs

Costs of researching and developing new technology or significantly altering existing technology are expensed as incurred.

Shipping and handling

Historically, amounts billed to customers for shipping and handling have been de minimus. For the fiscal years ended February 29, 2008 and February 29, 2009 these amounts were $129,000 and $223,000, respectively and were accounted for as reduction in general administrative and operations expense due to their immateriality.

Advertising

Total advertising costs in the fiscal years ended February 29, 2008 and February 28, 2009 were $2,426,000 and $2,856,000, respectively. Advertising costs are included in sales and marketing expenses.

Foreign currency translation

All of OCZ’s sales are invoiced in US dollars.

The accounts of OCZ’s operations in Canada, including sales, are maintained in Canadian dollars. All of OCZ’s other accounts are maintained in US dollars. Assets and liabilities are translated into US dollars at rates in effect at the balance sheet date. Revenues, cost of sales and expenses are translated at weighted average rates during the reporting period. Transaction gains/(losses) of approximately $1,000, $57,000 and $160,000 were included in other income or expense on the income statement for the fiscal years ended December 31, 2006, February 29, 2008 and February 28, 2009, respectively

Accrued warranties

OCZ offers its customers warranties on certain products sold to them. These warranties typically provide for the replacement of its products if they are found to be faulty within a specified period. Concurrent with the sale of products, a provision for estimated warranty expenses is recorded with a corresponding increase in cost of goods sold. The provision is adjusted periodically based on historical and anticipated experience. Actual expense of replacing faulty products under warranty, including parts and labor, are charged to this provision when incurred.

Stock-based compensation

On January 1, 2006, OCZ adopted SFAS 123(R) using the modified prospective application method. Under this method, compensation cost recognized for the fiscal years ended February 29, 2008, and February 28, 2009, and interim period ended August 31, 2009 included: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Since OCZ’s stock-based compensation plan was established in December 2004, all options have been issued at or above the estimated fair market value so that there is no intrinsic value to be expensed. Stock based compensation charged to expenses was $228,000, $772,000 and $877,000 for the fiscal years ending December 31, 2006, February 29, 2008 and February 28, 2009, respectively and $270,000 for the interim period ending August 31, 2009. As of February 28, 2009, compensation costs related to non vested awards amounted to approximately $1.3 million and will be recognized in the periods to February 29, 2013 over a weighted average term of 16.9 months. As of August 31, 2009, compensation costs related to non vested awards amounted to approximately $1.0 million and will be recognized in the periods to February 29, 2013 over a weighted average term of 16.3 months.

The fair value of options grants is determined using the Black-Scholes option pricing model with the following weighted average assumptions, there were no grants in the interim period ended August 31, 2009:

		As at	As at
	As at	Fiscal	fiscal
	fiscal year	year	year
	ended	ended	ended
	December	February	February
	31, 2006	29, 2008	28, 2009
Expected dividend	0%	0%	0%
Risk free interest rate	4.8%	4.7%	2.8%
Expected volatility	0.41	0.37	0.40
Expected life (in years)	4.28	4.28	4.24

	Fiscal Year ended	Fiscal Year ended
	February 28, 2008	February 29, 2009
Shares outstanding, beginning	13,234	17,396
Weighted-average shares issued	2,196	2,364
Weighted-average shares, basic	15,430	19,760
Effect of dilutive stock options and warrants	—	240

Weighted-average shares, diluted	15,430	20,400
4.	Recent accounting pronouncements

Recent accounting pronouncements which are deemed relevant to OCZ’s operations included:

Items relevant to earlier accounting periods:
FIN. 48. In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS no. 109 (“FIN 48”). FIN 48 prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes. Specifically FIN 48 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. FIN 48 is effective for years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the financial statements. As at the appropriate balance sheet dates OCZ did not have any examinations by an appropriate taxing authority ongoing, and is not aware of any uncertain tax positions in any of the jurisdictions in which OCZ operates.

Items relevant to the interim period consolidated financial statements for the fiscal year ending February 28, 2010.
In December 2007, the FASB issued SFAS No. 141(revised 2007), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 141R improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R also requires that acquisition costs will generally be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date. SFAS No. 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. In preparing the interim period consolidated financial statements for the fiscal year ending February 28, 2010 there were no Business Combinations or Noncontrolling interests for which adoption of SFAS No. 141 and SFAS No. 160 were relevant to OCZ.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows and (d) encourages, but does not require, comparative disclosures for earlier periods at initial adoption. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of SFAS No. 161 did not have any impact on the OCZ’s interim period consolidated financial statements for the fiscal year ending February 28, 2010.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, Determining the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets accounted for pursuant to SFAS No. 142. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP 142-3 did not have a material effect on OCZ’s interim period consolidated financial statements for the fiscal year ending February 28, 2010.

In November 2008, the FASB ratified EITF Issue No. 08-7, Accounting for Defensive Intangible Assets (EITF No. 08-7). EITF No. 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF No. 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141(R) and SFAS No. 157. This issue is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As there were no acquisitions during the interim period for the fiscal year ending February 28, 2010, the adoption of ETIF Issue No. 08-7 did not have any effect on the OCZ’s interim period consolidated financial statements for the fiscal year ending February 28, 2010.

In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS 107-1 and APB 28-1, Interim Disclosure about Fair Value of Financial Instruments (FSF FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments , to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 did not have a material impact on OCZ’s interim period consolidated financial statements for the fiscal year ending February 28, 2010.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, and FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales; and FSP FAS 115-2 and FAS 124-2 on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. Both FSPs are effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.
In April 2009, the FASB issued FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies. FSP FAS 141(R)-1 provides new guidance that changes the accounting treatment of contingent assets and liabilities in business combinations under SFAS No. 141 (revised 2007). This FSP is effective for contingent assets or liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. Management has not elected early adoption and as there have been no acquisitions during the interim period for the fiscal year ending February 28, 2010 there has been no effect on the OCZ’s interim period consolidated financial statements for the fiscal year ending February 28, 2010.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events. SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. SFAS No. 165 provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The statement was effective for the Company during the interim period ending August 31, 2009. The Company has evaluated subsequent events for potential recognition and/or disclosure through September 28, 2009, the date the consolidated financial statements included in this Annual Report on Form 10-K was issued. No disclosure is considered necessary of a subsequent event that occurred after August 31, 2009 and through September 28, 2009 in respect of effect on the OCZ’s interim period consolidated financial statements for the fiscal year ending February 28, 2010.

5.	Inventory

Inventory consists of the following:

	As at February 29,	As at February 28,
	2008	2009
	($’000)	($’000)
Raw materials	5,133	5,484
Work in progress	3,908	5,972
Finished goods	5,786	5,331

	14,827	16,787
6. Property and equipment
     Net Property and equipment consists of the following:

	As at February 29,	As at February 28,
	2008	2009
	($’000)	($’000)
Vehicles	142	135
Furniture and fixtures	572	154
Equipment	1,832	3,689
Leasehold Improvement	326	414

	2,872	4,391

Less: accumulated depreciation	(932)	(1,536)

	1,940	2,855

Depreciation expense for the fiscal years ended December 31, 2006, February 29, 2008 and February 28, 2009 amounted to $172,000, $468,000 and $744,000, respectively. No assets were held under capital lease arrangements during these periods.

7.	Goodwill on acquisition and other intangible assets

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. OCZ values goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is carried at fair value and reviewed at least annually for impairment as of the last day of February, or more frequently if events and circumstances indicate that the asset might be impaired, in accordance with SFAS No. 142. The brand name intangible assets are being amortized over a 4-year period. Subsequent payments made for the contingent consideration are charged to goodwill. For tax purposes, goodwill is deductible over a 15-year period.

OCZ has determined that it has one reporting unit as defined by SFAS 142. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of OCZ (the reporting unit). There are two steps in the determination. OCZ has determined that it has one reporting unit as defined by SFAS 142. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of OCZ (the reporting unit). There are two steps in the determination.
The first step compares the carrying amount of the net assets (including goodwill), to OCZ’s fair value. If OCZ’s fair value exceeds the carrying amount of OCZ’s net assets, goodwill is not considered to be impaired and the second step of the impairment test is not necessary. If the carrying amount of OCZ’s net assets exceeds OCZ’s fair value, the second step of the impairment test is undertaken to measure the amount of impairment loss, if any. In determining OCZ’s fair value consideration is firstly given to quoted market prices of the OCZ’s stock and where this is not available the estimate of OCZ’s fair value will be based upon the best information available and consideration of other valuation techniques.
The second step, if necessary, is used the measure the amount of impairment loss by comparing the implied fair value of OCZ’s goodwill with the carrying amount of that goodwill. An impairment loss is recognized to the extent the carrying amount of OCZ’s goodwill exceeds the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating OCZ’s fair value in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations.” The residual fair value after this allocation is OCZ’s implied fair value of goodwill.
Once a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be the new accounting basis and there is no subsequent reversal of previously recognized goodwill impairment loss in future years.
OCZ has not recorded an impairment of goodwill.

The movement in goodwill on acquisition and other intangible assets can be summarized as follows:

		Other
		Intangible
	Goodwill	assets
	($’000)	($’000)
Cost
As at January 1, 2006, December 31, 2006 and February 28, 2007	165	—
Additions during the period	9,624	446
As at February 29, 2008	9,789	446
Additions during the period for Goodwill contingent payment	553	—

As at February 28, 2009	10,342	446

Amortization
As at January 1, 2006, December 31, 2006 and February 28, 2007	—	—
Charge for the period	—	66
As at February 29, 2008	—	66
Charge for the period	—	112

As at February 28, 2009	—	178

Net carrying value As at December 31, 2006	165	—

As at February 29, 2008	9,789	380

As at February 28, 2009	10,342	268

Goodwill

On January 1, 2005, OCZ entered into a stock purchase agreement under which OCZ agreed to acquire the 30% minority shareholding of OCZ Canada in return for 480,000 shares of OCZ common stock, valued at approximately $0.42 per share. After offsetting the minority interest balance of $35,000, this purchase resulted in $165,000 of goodwill on OCZ’s balance sheet at that date.

On May 25, 2007, OCZ acquired the assets of PC Power and Cooling, Inc., a supplier of computer power supplies, for an initial consideration of $10 million, consisting of $6 million cash, $2 million stock, two $1 million 6% notes payable due in one and two years, and contingent consideration of up to $3 million based on product sales.

On October 25, 2007, OCZ acquired the assets of Silicon Data Inc., doing business as Hypersonic PC Systems, a manufacturer of laptop and desktop computers, for an initial consideration of $692,000, consisting of $617,000 cash and $75,000 of a 6% note payable due in one year; additionally there is contingent consideration of up to $200,000 based on product sales.

Both of these 2007 acquisitions, made to diversify and extend OCZ’s product offerings, have been included in the accounts from the date of acquisition. Any contingent consideration that is paid will be charged to goodwill. The first $1 million note payable from the PC Power and Cooling, Inc. acquisition was repaid in December 2007 at a $150,000 discount, which has been included in other income. The second $1 million note due May 2009 has been reduced to $200,000 resulting from (i) the conversion of $500,000 of principal into 231,428 shares of common stock using a notional conversion price of approximately $2.15 per share and (ii) the payment of $100,000, and (iii) the conversion of $200,000 of principal into 339,200 shares of common stock using a notional conversion price of $0.59 per share.

The allocation of the initial purchase consideration was as follows:

	PC Power and Cooling, Inc.	Hypersonic PC Systems
	($’000)	($’000)
Accounts receivable	534	—
Inventory	1,034	61
Equipment	160	33
Brand name	280	166
Goodwill	8,355	792
Other assets	14	—
Liabilities assumed	(377)	(360)
	10,000	692
Since the acquisitions, additional amounts have been recognized in respect of the PC Power and Cooling, Inc. acquisition in relation to additional contingent consideration for product sales up to February 28, 2009 totaling $540,000. Additional amounts have also been recognized in respect of the acquisition costs of Silicon Data Inc., doing business as Hypersonic PC Systems, totaling $12,000.

Other intangible assets

Intangible assets totaling $446,000 ($280,000 PC Power and Cooling, Inc., $166,000, and Silicon Data Inc., doing business as Hypersonic PC Systems) allocated to brand name and trade marks from the above acquisitions are being amortized over 48 months on a straight-line basis. Expense during the fiscal years ended February 29, 2008 and February 28, 2009 were $66,000 and $112,000, respectively.

Unaudited Pro Forma Financial Information

The unaudited pro forma financial information in the table below summarizes the combined results of operations for OCZ, PC Power and Cooling, Inc. and Silicon Data Inc. as though the companies were combined as of the beginning of fiscal 2006 even though the acquisitions were of assets and not the entire company. The pro forma financial information as presented below is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions and any borrowings undertaken to finance these acquisitions had taken place at the beginning of fiscal 2006.

The unaudited pro forma financial information was as follows for the 12 months ended February 29, 2008 and the 12 months ended December 31, 2006:

(in thousands, except per share data)	2006	2008
Total revenues	$78,676	$121,911
Net Income (loss)	$(1,569)	$1,616
Basic earnings (loss) per share	$(.10)	$.08
Diluted earnings (loss) per share	$(.10)	$.08

8.	Accrued expenses

Accrued expenses consist of the following:

		As at
	As at February 29,	February 28,
	2008	2009
	($’000)	($’000)
Audit fees	128	198
Interest expense	24	22
Mail in rebate provision	230	529
Sales Marketing program	697	763
Employee related payments	633	392
Customer repair provision	76	109
Uninvoiced goods and services	626	1,053
	2,414	3,066
9.	Accrued warranty

Accrued warranty expenses consist of the following:

	As at February 29,	As at February 28,
	2008	2009
	($’000)	($’000)
Balance at beginning of year	46	97
Liability assumed from acquisition	22	—
Provision for warranty expense	390	437
Warranty replacements/repairs	(361)	(402)

	97	132
10.	Commitments and contingencies

OCZ and its subsidiaries lease office and warehouse facilities under lease terms of approximately two to five years expiring mostly in 2011. Rent expense amounted to $424,000, $811,000 and $1,187 million in the fiscal years ended December 31, 2006, February 29, 2008 and February 28, 2009 respectively.

As at 28 February 2009, the future minimum payments due under these non cancellable lease agreements are as follows:

Fiscal years ending 28 February	($’000)
2010	635
2011	622
2012	340

1,597
11.	Bank loan and notes payable

In November 2007, OCZ obtained a new bank line of credit facility in the amount of $10 million which was increased to $12 million during 2008. The agreement had a one-year term, an annual commitment fee, and bore interest at prime plus 0.75% with a floor of 6.25%. The bank has essentially all OCZ’s assets as collateral and requires periodic operational reporting in lieu of any financial covenants other than tangible net worth as defined. As of November 30, 2008, OCZ was not in compliance with two of financial covenants in the $12 million loan agreement OCZ had with Silicon Valley Bank. In February 2009, in connection with the execution of an Amendment, OCZ received a waiver from our lender for these covenants but our line of credit was reduced back to $10 million. As of February 28, 2009, OCZ was not in compliance with one financial covenant in the

Loan Agreement for which OCZ has obtained a waiver. In July 2009, OCZ entered into a Sale of Accounts and Security Agreement with Faunus Group International, Inc, pursuant to which OCZ may factor our foreign receivables up to $8 million in the aggregate (as amended, the “FGI Agreement”). OCZ has entered into a Loan and Security Agreement with Silicon Valley Bank dated as of July 2009 (as amended, the “SVB Agreement” and collectively with the FGI Agreement, the “Factoring Loan Agreements”) to factor all our domestic receivables up to $10 million in the aggregate. The SVB Loan Agreement also caps the aggregate debt under both Factoring Loan Agreements to $14 million. Under the Factoring Loan Agreements OCZ has guaranteed its obligations thereunder and has pledged substantially all of its assets as security. There is no assurance that OCZ will not become out of compliance with one or more covenants of our Loan Agreement in the future. If OCZ is in violation of covenants in the Factoring Loan Agreements and do not receive a waiver, the lender could choose to accelerate payment on all outstanding loan balances. Total borrowings under these Loan Agreements amounted to approximately $9.4 million at February 29, 2008, $6.9 million at February 28, 2009, and $10.3 million at August 31, 2009.

In order to provide some bridge financing as these new financing arrangements were established, in August 2009 we borrowed $500,000 from our CEO, Ryan Petersen, at 7.5% interest. The loan is repayable in equal installments in February 2010 and September 2010. OCZ also has notes payable in connection with the 2007 acquisitions described in Note 7 which bear interest at 6%. The amounts outstanding were $575,000 at February 29, 2008 and $200,000 at February 28, 2009 and August 31, 2009. The $200,000 note was repaid in September 2009.

12.	Stockholders’ Equity
          (The numbers of shares and their prices have been adjusted to reflect the 2.5-for-1 stock reverse split that took place in September 2009).
As at December 31, 2004 and December 31, 2005 OCZ had 15,000,000 shares of $0.0025 par value common stock authorized of which 12,193,200 and 13,234,130 shares were outstanding, respectively.

As outlined in note 2, on January 1, 2005, OCZ purchased the 30% minority interest in OCZ Canada by the issuance of 480,000 shares of common stock, valued at approximately $0.43 per share.

During the fiscal year ended December 31, 2005, OCZ sold 7,200 shares of common stock valued at approximately $0.43 and 411,658 shares of common stock valued at $0.63, which equaled the estimated fair market value at the time of sale.

During the remainder of 2005, OCZ engaged in routine stock option and stock sale transactions as further described in the Consolidated Statement of Changes in Stockholder Equity.

In June 2006, OCZ issued 3,020,000 shares of common stock as part of the Initial Listing at 162.50 pence ($3.00) and 484,000 shares upon conversion of convertible unsecured loan stock at a price of 121.88 pence ($0.2.25). OCZ raised an aggregate of $8.2 million after costs in connection with the Initial Listing. In October 2006, OCZ issued an additional 516,000 shares of common stock in connection with the Initial Listing at 212.50 pence ($4.15), which raised approximately $1.7 million after costs.

During the remainder of 2006, approximately 141,600 shares of common stock were issued from the exercise of stock option and warrants.

During May 2007, OCZ completed a secondary offering of 2,651,000 shares of common stock at 312.50 pence ($6.18), which raised approximately $15.3 million after costs. In connection with the May 2007 acquisition of PC Power and Cooling, Inc., OCZ issued 249,200 shares of common stock, and in February 2008, OCZ issued 231,600 shares as part of a capitalization of $500,000 of an acquisition related note. Also in May 2007 the number of authorized shares was increased to 40,000,000 shares, which is the level at each of the subsequent balance sheet dates presented herein.

In November 2008, OCZ issued 339,200 shares as part of a capitalization of $200,000 of an acquisition related note in favor of Douglas A. Dodson.

During fiscal years ended February 29, 2008 and February 28, 2009, approximately 328,528 shares of common stock and 74,000 shares of common stock, respectively, were issued in connection with the exercise of stock options.

Stock incentive plan

In December 2004, OCZ adopted a stock incentive plan with 1,800,000 shares of common stock authorized for issuance. The shares subject to the stock incentive plan was subsequently increased to 5,232,873. The shares to be purchased are subject to forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board may determine. The options granted will expire in a term not to exceed 10 years.

The following table summarizes option activity for the fiscal years ended December 31, 2006 through the fiscal year ended February 28, 2009 and interim period ended August 31, 2009.

		Number of			Weighted
	Shares	shares			Average
	available	under	Exercise	Total	exercise
	for grant	option	Price	$	price

Balance at 31 December 2006	398,184	1,653,066		3,120,066	$1.88

Options granted (weighted average fair value of $1.77)	(144,400)	144,400	$4.18-$5.53	715,640	$4.95
Options exercised	—	(10,000)	$0.63	(6,250)	$0.63
Options forfeited	57,000	(57,000)	$0.63-$5.38	(128,975)	$2.25

Balance at 28 February 2007	310,784	1,730,466		3,700,481	$2.15

New Authorized	800,000	—	—	—	—
Options granted (weighted average fair value of $2.78)	(1,055,200)	1,055,200	$2.50-8.53	8,177,680	$7.75
Options exercised	—	(328,528)	$0.63-$3.00	(208,300)	$0.63
Options forfeited	409,474	(409,474)	$0.63-$8.53	(1,604,002)	$3.93

Balance at 29 February 2008	465,059	2,047,663		10,065,859	$4.93

Options granted (weighted average fair value of $0.37)	(525,600)	525,600	$0.40-1.43	547,760	$1.05
Options exercised	—	(74,000)	$0.63	(46,250)	$0.63
Options forfeited	940,116	(940,116)	$0.63-$8.53	(4,912,033)	$5.23

Balance at 28 February 2009	1,001,978	1,559,147		5,655,336	$3.63

Options granted	—	—	—	—	—
Options exercised	—	—	—	—	—
Options forfeited	272,720	(272,720)	$0.42-$8.28	1,159,812	$4.25

Balance at 31 August 2009	1,274,698	1,286,427		4,495,524	$3.50

The following table summarises information about stock options outstanding and exercisable:

	As at	As at	As at August
	February 29, 2008	February 28, 2009	31, 2009
Exercise price range	$0.63-$8.53	$0.40-$8.53	$0.40-$8.53
Shares outstanding	2,047,663	1,559,147	1,286,427
Weighted average exercise price	$4.93	$3.63	$3.50
Weighted average contractual life	8.5 years	8.0 years	7.5 years

Shares exercisable	634,125	733,929	850,552
Weighted average exercise price	$2.10	$3.74	$3.36
Weighted average contractual life	7.6 years	7.2 years	7.0 years
On April 20, 2008 options for 301,200 shares with exercise prices ranging from $4.18 to $8.53 were cancelled. These options, for non-senior management employees, were then regranted with a three year vesting period and an exercise price of $1.05 which was the fair market value at date of grant. Incremental compensation cost of the excess fair value of the replacement awards will be recognized over the three year term.
Warrants
The following table summarises warrant activity for the fiscal years ended February 29, 2008 and February 28, 2009.

Weighted
average
	Number	Exercise	Total	exercise
	of shares	price	$	price

Balance at 31 December 2006	142,564	$2.25-$3.90	159,371	$2,80

Warrants granted	—	—	—	—
Warrants exercised	—	—	—	—
Warrants forfeited	—	—	—	—

Balance at 29 February 2008	142,564	$2.25-$3.90	159,371	$2.80

Warrants granted	—	—	—	—
Warrants exercised	—	—	—	—
Warrants forfeited	—	—	—	—

Balance at 28 February 2009	142,564	$2.25-$3.90	159,371	$2.80

Warrants granted	—	—	—	—
Warrants exercised	—	—	—	—
Warrants forfeited	—	—	—	—

Balance at 31 August 2009	142,564	$2.25-$3.90	159,371	$2.80

13.	Employee savings and retirement plan

OCZ has a 401(k) plan, known as the “OCZ Pension Plan.” Eligibility to participate in the plan is subject to certain minimum service requirements. Employees may voluntarily contribute up to $15,000 per annum, being the IRS maximum and OCZ may make matching contributions as determined by the Board in a resolution on or before the end of the fiscal year. Any contributions by OCZ are immediately 100% vested. OCZ did not make any contributions in the fiscal years ended February 29, 2008 and February 28, 2009.

14.	Income taxes

Income/ (Loss) before income tax provision/ (benefit) consists of the following:

	As at December 31,	As at February 29,	As at February 28,
	2006	2008	2009
	($’000)	($’000)	($’000)
Domestic	(2,455)	426	(11,091)
International	616	75	(572)
	(1,839)	501	(11,663)
The primary components of deferred income tax assets were as follows:

	As at February 29,	As at February 28,
	2008	2009
	($’000)	($’000)
Intangibles from acquisitions	210	369
Accrual temporary timing differences	370	2,850
Stock based compensation	450	(81)
Net operating loss carry forwards	690	2,513
State deferred tax effect on federal	(125)	(318)

Gross deferred tax asset	1,595	5,333
Valuation allowance	(759)	(4,497)

Net deferred tax asset	836	836
OCZ’s (provision for)/ benefit from income taxes consist of the following:

	As at December 31,	As at February 29,	As at February 28,
	2006($’000)	2008($’000)	2009($’000)
Current:
Federal (provision)/ benefit	—	720	—
State (provision)/ benefit	120	216	—
	120	936	—

OCZ evaluates the need for tax contingency reserves at the end of each financial reporting period.

For Federal and State income tax purposes, OCZ has approximately $6,500,000 and $3,200,000 for Federal and State, respectively, of net operating loss carry-overs available to offset future taxable income.

OCZ’s effective tax rate differed from the statutory federal income tax rate as shown in the following table:

	As at	As at	As at
	December 31,	February 29,	February 28,
	2006	2008	2009
	(%)	(%)	(%)
Statutory federal income tax/(benefit) rate	34.0%	34.0%	34.0%
State taxes, net of federal tax benefit	—	5.8	5.8
Accrual temporary timing differences	—	(25.7)	(22.7)
Stock based compensation	—	(81.2)	(3)
NOL not utilized	(27.9)	(123.4)	(20.7)
Foreign tax differential	—	—	(0.5)
Other-net	—	3.7	6.6

Effective tax rate	6.1	(186.8)%	(0.5)%
15.	Segment and geographic information

OCZ operates in a single industry segment and has three product groups comprised of memory processing, power supplies, and flash memory storage.

The following table sets forth the revenues for each of OCZ’s product groups for the years ended February 29, 2008 and February 28, 2009:

	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended
	December 31,	February 29,	February 28,
	2006	2008	2009
	($’000)	($’000)	($’000)
Memory processing	57,610	95,290	100,956
Power supplies	5,420	16,770	25,391
Flash memory storage	4,742	6,292	29,635

Total	67,722	118,352	155,982
Of the $11,350,000 increase in sales of power supplies during fiscal 2008 compared to fiscal 2006, approximately $6,000,000 was the result of the May 2007 acquisition of PC Power and Cooling.

As a result of the October 2007 acquisition of Silicon Data Inc., doing business as Hypersonic PC Systems, computer systems may in the future represent a fourth category but the results were immaterial during the periods ended February 29, 2008 and February 28, 2009 and are therefore included within “Memory processing” above.

OCZ’s revenues by major geographic area (based on destination) were as follows:

	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended
	December 31,	February 29,	February 28,
	2006	2008	2009
	($’000)	($’000)	($’000)
United States	31,175	44,030	60,482
Canada	10,843	11,260	10,508
Europe/Middle East/Africa	22,365	57,500	74,699
Rest of World	3,389	5,562	10,294

Total	67,722	118,352	155,982
During the fiscal years ended December 31, 2006, February 29, 2008 and February 28, 2009, sales to one customer represented 20%, 12% and 19%, respectively of net revenues and sales to another customer represented 8%, 8% and 7%, respectively, of net revenues.

OCZ’s foreign operations consist of those of its subsidiary, OCZ Canada in Ontario, Canada. The following table summarizes the net revenues, net income/ (loss) and long-lived assets of OCZ’s US and Canadian operations:

		12 months ended	Fiscal Year ended
	12 months ended	February 29,	February 28,
	December 31, 2006	2008	2009
	($’000)	($’000)	($’000)
Net revenues
OCZ Canada	8,948	9,028	8,215
OCZ US	58,824	109,324	147,767

	67,772	118,352	155,982

Net income/(loss)
OCZ Canada	(54)	93	(581)
OCZ US	(1,785)	1,344	(11,143)

	(1,839)	1,437	(11,724)

Long-lived assets
OCZ Canada	13	11	6
OCZ US	854	1,929	2,849

	867	1,940	2,855
SCHEDULE II
OCZ TECHNOLOGY GROUP, INC.
VALUATION AND QUALIFYING ACCOUNTS

		Additions
		Charged
	Beginning	to Expense or		Ending
($’000)	Balance	Other Accounts	Write-offs	Balance
Allowance for Doubtful Accounts
Periods Ended:
12 months ended December 31, 2006	$0	476	(98)	$378

2 months ended February 28, 2007	$378	95	(0)	$473

12 months ended February 28, 2008	$473	299	(510)	$262

12 months ended February 28, 2009	$262	1,410	(635)	$1,037

6 months ended August 31, 2009	$1,037	232	(35)	$1,234

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.
Item 15. Financial Statements and Exhibits.
(a) List of financial statements filed as part of this Form 10.

(b) Exhibits. The following documents are filed as exhibits to this Form 10:

Exhibit
Number	Exhibit

2.1	Agreement and Plan of Merger of OCZ Technology Group, Inc., an Indiana corporation, with and into OCZ Technology Group, Inc., a Delaware corporation dated December 17, 2004

2.2*	Asset Purchase Agreement by and among OCZ Technology Group, Inc., PC Power and Cooling, Inc. and Douglas Dodson dated May 25, 2007

2.3*	Asset Purchase Agreement by and among OCZ Technology Group, Inc., Silicon Data Inc., a New York corporation, Fred Cohen, and Eyal Akler, dated October 25, 2007

3.1	Fourth Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State on September 30, 2009

3.2	Fourth Amended and Restated Bylaws

4.1	Specimen common stock certificate of OCZ Technology Group, Inc.

10.1	OCZ Technology Group, Inc. 2004 Stock Incentive Plan

10.2	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Ryan Petersen dated April 4, 2006

10.3	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Arthur Knapp dated April 4, 2006

10.4	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Alex Mei dated April 4, 2006

10.5	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Kerry Smith dated December 17, 2008

10.6	Offer Letter memorializing the terms of Mr. George Kynoch’s services as a non-executive director dated June 13, 2006

10.7	Offer Letter memorializing the terms of Mr. Quentin Colin Maxwell Solt’s services as a non-executive director dated June 13, 2006

10.8	Sub-Sublease between Oracle USA, Inc. and OCZ Technology Group, Inc. dated January 30, 2009 for the property located in San Jose, California, USA

10.9	Lease by and between Buckgolf Inc., & Greengolf Inc. and OCZ Technology Group, Inc. dated April 21, 2005 for the property located in Markham, Ontario, Canada

10.10	English translation of lease by and between Vrodest Delft C.V. and OCZ Technology Group, Inc. dated August 7, 2005 for the property located in Delft, The Netherlands

10.11	English summary of lease for the property located in Taipei County, Taiwan

10.12	English summary of lease for the property located in Lujhu Township, Taiwan

Exhibit
Number	Exhibit

10.13	Form of Indemnification Agreement for Directors and Officers of OCZ Technology Group, Inc.

10.14	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Justin Shong dated November 30, 2007

10.15	Loan and Security Agreement by and between OCZ Technology Group, Inc. and Silicon Valley Bank dated July 2009

10.16	Sale of Accounts and Security Agreement by and between OCZ Technology Group, Inc. and Faunus Group International, Inc. dated July 6, 2009

10.17*	Asset Purchase Agreement by and between OCZ Technology Group, Inc. and BCInet, Inc. dated August 31, 2009

10.18	Secured Promissory Note, dated August 31, 2009, issued by BCInet, Inc. to OCZ Technology Group, Inc. in the amount of $311,215

10.19	Secured Promissory Note, dated August 31, 2009, issued by BCInet, Inc. to OCZ Technology Group, Inc. in the amount of $170,000

10.20	Secured Convertible Promissory Note, dated August 31, 2009, issued by BCInet, Inc. to OCZ Technology Group, Inc. in the amount of $414,200

10.21	Series A Preferred Stock Purchase Agreement by and between BCInet, Inc. and OCZ Technology Group, Inc., dated August 31, 2009

10.22	Security Agreement dated August 31, 2009 by and between BCInet, Inc. and OCZ Technology Group, Inc.

10.23*	Confidential Resignation and Consulting Agreement and General Release dated March 12, 2009 by and between OCZ Technology Group, Inc. and Arthur Knapp.

10.24*	Promissory Note dated August 19, 2009 from OCZ Technology Group, Inc. to The Ryan Petersen and Sarita Nuez Family Trust.

21	Subsidiaries of OCZ Technology Group, Inc.

* Filed herewith.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OCZ Technology Group, Inc.
By:	/s/ RYAN PETERSEN
Ryan Petersen
President and Chief Executive Officer

Dated: December 4, 2009

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

2.1	Agreement and Plan of Merger of OCZ Technology Group, Inc., an Indiana corporation, with and into OCZ Technology Group, Inc., a Delaware corporation dated December 17, 2004

2.2*	Asset Purchase Agreement by and among OCZ Technology Group, Inc., PC Power and Cooling, Inc. and Douglas Dodson dated May 25, 2007

2.3*	Asset Purchase Agreement by and among OCZ Technology Group, Inc., Silicon Data Inc., a New York corporation, Fred Cohen, and Eyal Akler, dated October 25, 2007

3.1	Fourth Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State on September 30, 2009.

3.2	Fourth Amended and Restated Bylaws

4.1	Specimen common stock certificate of OCZ Technology Group, Inc.

10.1	OCZ Technology Group, Inc. 2004 Stock Incentive Plan

10.2	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Ryan Petersen dated April 4, 2006

10.3	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Arthur Knapp dated April 4, 2006

10.4	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Alex Mei dated April 4, 2006

10.5	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Kerry Smith dated December 17, 2008

10.6	Offer Letter memorializing the terms of Mr. George Kynoch’s services as a non-executive director dated June 13, 2006

10.7	Offer Letter memorializing the terms of Mr. Quentin Colin Maxwell Solt’s services as a non-executive director dated June 13, 2006

10.8	Sub-Sublease between Oracle USA, Inc. and OCZ Technology Group, Inc. dated January 30, 2009 for the property located in San Jose, California, USA

10.9	Lease by and between Buckgolf Inc., & Greengolf Inc. and OCZ Technology Group, Inc. dated April 21, 2005 for the property located in Markham, Ontario, Canada

10.10	English translation of lease by and between Vrodest Delft C.V. and OCZ Technology Group, Inc. dated August 7, 2005 for the property located in Delft, The Netherlands

10.11	English summary of lease for the property located in Taipei County, Taiwan

10.12	English summary of lease for the property located in Lujhu Township, Taiwan

10.13	Form of Indemnification Agreement for Directors and Officers of OCZ Technology Group, Inc.

10.14	Executive Employment Agreement by and between OCZ Technology Group, Inc. and Justin Shong dated November 30, 2007

Exhibit
Number	Exhibit Description

10.15	Loan and Security Agreement by and between OCZ Technology Group, Inc. and Silicon Valley Bank dated July 2009

10.16	Sale of Accounts and Security Agreement by and between OCZ Technology Group, Inc. and Faunus Group International, Inc. dated July 6, 2009

10.17*	Asset Purchase Agreement by and between OCZ Technology Group, Inc. and BCInet, Inc. dated August 31, 2009

10.18	Secured Promissory Note, dated August 31, 2009, issued by BCInet, Inc. to OCZ Technology Group, Inc. in the amount of $311,215

10.19	Secured Promissory Note, dated August 31, 2009, issued by BCInet, Inc. to OCZ Technology Group, Inc. in the amount of $170,000

10.20	Secured Convertible Promissory Note, dated August 31, 2009, issued by BCInet, Inc. to OCZ Technology Group, Inc. in the amount of $414,200

10.21	Series A Preferred Stock Purchase Agreement by and between BCInet, Inc. and OCZ Technology Group, Inc., dated August 31, 2009

10.22	Security Agreement dated August 31, 2009 by and between BCI net, Inc. and OCZ Technology Group, Inc.

10.23*	Confidential Resignation and Consulting Agreement and General Release dated March 12, 2009 by and between OCZ Technology Group, Inc. and Arthur Knapp.

10.24*	Promissory Note dated August 19, 2009 from OCZ Technology Group, Inc. to The Ryan Petersen and Sarita Nuez Family Trust.

21	Subsidiaries of OCZ Technology Group, Inc.

* Filed herewith.